

ZIMMER BIOMET

Your progress. Our promise.™

Notice of 2021 Annual Meeting of Shareholders and
Proxy Statement

Friday, May 14, 2021
8 a.m. Eastern Time

Virtual Meeting Site:
www.virtualshareholdermeeting.com/ZBH2021



OUR MISSION

Alleviate pain and improve the quality of life for people around the world.

GUIDING PRINCIPLES

- *Respect the contributions and perspectives of all employees.*
- *Commit to the highest standards of patient safety, quality and integrity.*
- *Focus our resources in areas where we will make a difference.*
- *Ensure the company's return is equivalent to the value we provide our customers and patients.*
- *Give back to our communities and people in need.*

COMMITMENT TO DIVERSITY, EQUITY AND INCLUSION

Consistent with our Guiding Principles, in 2020 we committed our voices and our resources to community groups, business platforms and other organizations united to driving meaningful change and sustained social justice. In that spirit, we launched several initiatives to drive and accelerate change both within Zimmer Biomet and around the globe, including continuing our support of Movement is Life, a multidisciplinary coalition seeking to eliminate racial, ethnic and gender disparities in muscle and joint health, committing at least $5 million over five years through the Zimmer Biomet Foundation to nonprofit organizations dedicated to combating racism and supporting diversity, equality and justice, and engaging our 20,000 global employees in cultural awareness and inclusion programming.

SHAREHOLDER ENGAGEMENT AND ENVIRONMENTAL, SOCIAL AND GOVERNANCE PRIORITIES

We proactively reached out to shareholders representing more than 50% of our outstanding shares over the past year and engaged in discussions on a variety of subjects, including the impact of the COVID-19 global pandemic on our business, operations and employees, which is discussed further in the Compensation Discussion and Analysis section of this proxy statement. We also discussed various environmental, social and governance ("ESG") topics that were of interest to shareholders. Please look for more information on our ESG priorities in our upcoming Sustainability Report, which we expect to release this summer.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The statements included in this proxy statement, including in the "Letter from Our President and Chief Executive Officer" and in the section entitled "Executive Compensation – Compensation Discussion and Analysis – Executive Summary," regarding future financial performance, results of operations, expectations, plans, strategies, goals, priorities and other statements that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements are based upon current beliefs, expectations and assumptions and are subject to significant risks, uncertainties and changes in circumstances that could cause actual results to differ materially from the forward-looking statements. A detailed discussion of risks, uncertainties and changes in circumstances that could cause actual results and events to differ materially from such forward-looking statements is included in the section titled "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2020 ("2020 Form 10-K"). Readers of this proxy statement are cautioned not to rely on these forward-looking statements, since there can be no assurance that these forward-looking statements will prove to be accurate. We expressly disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



March [•], 2021

LETTER FROM OUR PRESIDENT AND CHIEF EXECUTIVE OFFICER:

Dear Fellow Shareholders:

Despite the challenges posed by the global pandemic, Zimmer Biomet delivered steady performance across our entire business in 2020, taking steps to accelerate innovation, execute on strategy for sustained growth and deliver value to all of our stakeholders.

In the letter to shareholders included in our 2020 Annual Report, we discuss our results for the year just completed as well as the long-term strategic choices that will continue to guide us in the months and years ahead.

I would like to thank you for your continued support of Zimmer Biomet and I want you to know that the challenges posed by the pandemic in 2020 demonstrated our ability to face adversity and have prepared us well for navigating the current environment. We are entering 2021 with increased confidence in our team, our core business and our long-term strategic plan to drive sustainable growth and shareholder value.

Annual Meeting Matters

On behalf of the Board of Directors, it is my pleasure to invite you to attend the 2021 annual meeting of shareholders on Friday, May 14, 2021 at 8 a.m. Eastern Time. This year's annual meeting will be conducted virtually, via webcast.

You will be able to attend the annual meeting online by visiting ***www.virtualshareholdermeeting.com/ZBH2021***. You will be able to vote your shares electronically during the meeting by logging in using the 16-digit control number included on your Notice of Internet Availability of Proxy Materials, on your proxy card or on the voting instruction form accompanying the proxy materials.

We continue to embrace the latest technology to provide expanded access, improved communication and cost savings for our shareholders and the company. As we've learned, hosting a virtual meeting enables increased shareholder attendance and participation from locations around the world. In addition, the online format allows us to communicate more effectively via a pre-meeting forum that you can enter by visiting ***www.proxyvote.com*** with your control number. We encourage you to log on and ask any questions you may have, which we will try to answer during the meeting. Due to concerns related to the COVID-19 pandemic, and to support the health and well-being of our employees and shareholders, we think a virtual-only meeting is advisable.

We are again providing access to our proxy materials online under the U.S. Securities and Exchange Commission's ("SEC") "notice and access" rules. As a result, we are mailing to many of our shareholders a Notice of Internet Availability instead of a paper copy of this proxy statement and our 2020 Annual Report. This electronic process gives shareholders fast, convenient access to the materials, reduces the impact on the environment and reduces our printing and mailing costs. The Notice of Internet Availability contains instructions on how to access documents online. It also contains instructions on how shareholders can receive a paper copy of our materials, including this proxy statement, our 2020 Annual Report and a form of proxy card or voting instruction form. If you received the Notice of Internet Availability by mail and would like to receive a printed copy of our proxy materials, please follow the instructions for requesting such materials included in the Notice of Internet Availability.

Your vote is important. Regardless of whether you attend the annual meeting, we hope you vote as soon as possible. You may vote by proxy online or by phone, or, if you received paper copies of the proxy materials by mail, you may also vote by mail by following the instructions on the proxy card or voting instruction form. Additionally, if you attend the virtual annual meeting, you may vote your shares during the meeting via the Internet even if you previously voted your proxy. Voting online or by phone, by written proxy or by voting instruction form ensures your shares are voted regardless of whether you attend the virtual meeting.

Sincerely,



Bryan Hanson
President, Chief Executive Officer and Director

Zimmer Biomet Holdings, Inc.
345 East Main Street
Warsaw, Indiana 46580



TABLE OF CONTENTS



ZIMMER BIOMET HOLDINGS, INC.
345 East Main Street
Warsaw, Indiana 46580

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF ZIMMER BIOMET HOLDINGS, INC.

To Be Held May 14, 2021

TIME AND DATE
8 a.m. Eastern Time on Friday, May 14, 2021

PLACE
This year's meeting will be held virtually via webcast at *www.virtualshareholdermeeting.com/ZBH2021*

ITEMS OF BUSINESS
- Elect 10 directors to serve until the 2022 annual meeting of shareholders
- Ratify the appointment of PricewaterhouseCoopers LLP ("PwC") as our independent registered public accounting firm for 2021
- Approve, on a non-binding advisory basis, named executive officer compensation ("Say on Pay")
- Approve the amended 2009 Stock Incentive Plan
- Approve the amended Stock Plan for Non-Employee Directors
- Approve the amended Deferred Compensation Plan for Non-Employee Directors
- Approve amendments to our Restated Certificate of Incorporation to permit shareholders to call a special meeting
- Transact such other business as may properly come before the meeting and any postponement(s) or adjournment(s) thereof

RECORD DATE
March 15, 2021

By Order of the Board of Directors

Chad F. Phipps
Senior Vice President, General Counsel and Secretary

March [•], 2021

Voting

Your Vote Is Important. Even if you plan to attend the virtual annual meeting, we urge you to review the proxy statement and vote your shares as soon as possible.

VOTE IN ADVANCE OF THE MEETING:

INTERNET



Visit www.proxyvote.com

TELEPHONE



Call 1-800-690-6903

MAIL



Mark, sign, date and promptly mail your proxy card or voting instruction form

VOTE ONLINE DURING THE MEETING:

INTERNET



Vote through the virtual meeting platform during the meeting

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to Be Held on May 14, 2021:

This Notice of Annual Meeting, the Proxy Statement and the 2020 Annual Report are available at www.proxyvote.com.

PROXY STATEMENT SUMMARY

We are providing this proxy statement in connection with the solicitation of proxies by our Board of Directors for use at our 2021 annual meeting of shareholders to be held on Friday, May 14, 2021. The Notice of Annual Meeting of Shareholders and related proxy materials, or a Notice of Internet Availability, were first sent to shareholders on or about March __, 2021. This summary highlights information contained elsewhere in this proxy statement. It does not contain all of the information you should consider, and we urge you to read the entire proxy statement, as well as our 2020 Annual Report, before voting.

VOTING MATTERS AND BOARD RECOMMENDATIONS

	Voting Matter	Board Vote Recommendation	See Page
Proposal 1	Election of directors	✓ **FOR**	5
Proposal 2	Ratification of the appointment of PwC as our independent registered public accounting firm for 2021	✓ **FOR**	23
Proposal 3	Advisory vote to approve named executive officer compensation	✓ **FOR**	26
Proposal 4	Approval of the amended 2009 Stock Incentive Plan	✓ **FOR**	61
Proposal 5	Approval of the amended Stock Plan for Non-Employee Directors	✓ **FOR**	66
Proposal 6	Approval of the amended Deferred Compensation Plan for Non-Employee Directors	✓**FOR**	68
Proposal 7	Approval of amendments to our Restated Certificate of Incorporation to permit shareholders to call a special meeting	✓ **FOR**	70

Proposal 1 – Election of Directors

Our Board recommends a vote FOR each nominee

Our Director Nominees

The following table provides summary information about each of the 10 director nominees. Each director is elected annually by a majority of votes cast.

Name Principal Occupation	Age	Director Since	Independent	Other Public Boards	Committee Memberships			
					A	C&MD	CG	QR&T
Christopher B. Begley *Retired Executive Chairman & CEO, Hospira, Inc.*	68	2012	✓	1		✓		Chair
Betsy J. Bernard *Retired President, AT&T Corp.*	65	2009	✓	—	✓		Chair	
Michael J. Farrell *CEO, ResMed Inc.*	48	2014	✓	1		✓		✓
Robert A. Hagemann *Retired Senior VP & CFO, Quest Diagnostics Incorporated*	64	2008	✓	2	Chair		✓	
Bryan C. Hanson *President & CEO, Zimmer Biomet Holdings, Inc.*	54	2017	X	—				
Arthur J. Higgins *Consultant, Blackstone Healthcare Partners*	65	2007	✓	2		Chair		✓
Maria Teresa Hilado *Retired Executive VP & CFO, Allergan plc*	56	2018	✓	3	✓		✓	
Syed Jafry *SVP & President, Regions, Thermo Fisher Scientific Inc.*	57	2018	✓	—		✓		✓
Sreelakshmi Kolli *SVP, Chief Digital Officer, Align Technology, Inc.*	46	2021	✓	—				
Michael W. Michelson *Retired Senior Advisory Partner, KKR Management LLC, the general partner of KKR & Co. L.P.*	69	2015	✓	1		✓		✓

A: Audit **C&MD:** Compensation & Management Development **CG:** Corporate Governance **QR&T:** Quality, Regulatory & Technology

BOARD DIVERSITY - DIRECTOR NOMINEES



GENDER

30% Women

3 Women

ETHNICITY

30% Ethnically Diverse

Indian/ South Asian 2

Asian (excluding Indian/South Asian) 1

GLOBAL

40% Born Outside U.S.

Europe 1

Asia 3

BOARD COMMITTEES CHAIRED BY WOMEN

AGE DISTRIBUTION



25%

of Committees Chaired by Women

LGBTQ

10% LGBTQ

1

59

Average Age of Director Nominees

Age range: **46 - 69**

BOARD TENURE - DIRECTOR NOMINEES



6.5 Years Average Tenure

5 <5 Years

2 5-9 Years

3 >9 Years

Corporate Governance Strengths

Board Composition

✓	Diverse Board with effective mix of skills, experiences and perspectives
✓	Active Board refreshment and average board tenure of 7 years
✓	Effective annual Board and Board committee evaluation process
✓	Majority voting and director resignation policy in uncontested director elections

Board Oversight and Stock Ownership

✓	Robust succession planning and risk oversight
✓	Rigorous stock ownership guidelines for directors and executives
✓	Directors and executives prohibited from hedging and pledging our stock under our insider trading policy
✓	Independent director equity-based compensation not paid out until cessation of service

Board Structure and Independence

✓	100% independent director nominees, except CEO
✓	Independent Board leadership
✓	100% independent Board committees
✓	Independent directors regularly meet without management present
✓	Robust Code of Business Conduct and Ethics applicable to directors, officers and employees

Shareholder Rights and Accountability

✓	Annual election of all directors
✓	Proxy access right for shareholders
✓	Single class voting structure (one share, one vote)
X	No supermajority voting requirements
✓	Management proposal to amend charter to permit shareholders to call a special meeting
X	No poison pill

Proposal 2 – Ratification of the Appointment of PwC

Our Board recommends a vote FOR this proposal

●	PwC's report contained in our 2020 Annual Report is unqualified
●	Audit and audit-related fees represent 81% of total fees paid to PwC for 2020

Proposal 3 – Advisory Vote to Approve Named Executive Officer Compensation

Our Board recommends a vote FOR this proposal

Executive Compensation Best Practices

What We Do

✓	Pay for performance
✓	Require robust stock ownership guidelines
✓	Require termination of employment in connection with a change in control for accelerated equity vesting (double trigger)
✓	Require non-competition agreement for equity award eligibility
✓	Require shares received upon equity award vesting to be retained in accordance with stock ownership guidelines
✓	Subject executives' cash and equity-based incentives to clawback, including in the event of a violation of our Code of Business Conduct and Ethics or other conduct deemed detrimental to the interests of the company (equity-based incentives)

What We Don't Do

X	Offer employment contracts to our executives
X	Pay dividends or accrue dividend equivalents on unearned performance-based equity awards
X	Provide excise tax gross-ups in new change in control severance agreements (since 2009)
X	Allow hedging or pledging of company securities
X	Reprice or exchange underwater stock options without shareholder approval

Proposal 4 – Approval of the Amended 2009 Stock Incentive Plan

Our Board recommends a vote FOR this proposal

●	Amendments would increase the number of shares available for awards by 5.8 million, extend the term of the plan and make certain other changes

Proposal 5 – Approval of the Amended Stock Plan for Non-Employee Directors

Our Board recommends a vote FOR this proposal

●	Amendments would impose a total annual compensation limit, extend the term of the plan and make certain other changes

Proposal 6 – Approval of the Amended Deferred Compensation Plan for Non-Employee Directors

Our Board recommends a vote FOR this proposal

●	Amendments would extend the term of the plan and make certain other changes

Proposal 7 – Approval of Amendments to Our Restated Certificate of Incorporation to Permit Shareholders to Call a Special Meeting

Our Board recommends a vote FOR this proposal

●	Amendments would permit a shareholder or group of shareholders owning an aggregate net long position of at least 15% of our outstanding common stock to call a special meeting of shareholders

CORPORATE GOVERNANCE

At Zimmer Biomet, it's not just what we make. It's what we make possible. Simply put, we are in the business of changing people's lives. We are humbled by that fact and take our responsibility seriously. Because of this, the way we conduct our business is critically important. We are committed to effective corporate governance, adhere to the highest ethical standards and act as a responsible member of our communities.

Our business is managed under the direction of our Board of Directors. The Board has responsibility for establishing broad corporate policies and for our overall performance.

Proposal 1 – Election of Directors

Based upon the recommendation of the Corporate Governance Committee, the Board has nominated 10 directors for election at the annual meeting to hold office until the 2022 annual meeting and the election of their successors. All of the nominees currently are serving as our directors. Each nominee agreed to be named in this proxy statement and to serve if elected. All of the nominees are expected to attend the 2021 annual meeting.

Larry C. Glasscock, a member of the Board since 2001 and our non-executive Chairman since 2013, whose term expires at the annual meeting, has not been nominated for reelection due to our Board of Directors' retirement policy. Gail K. Boudreaux, a member of the Board since 2012, notified the Board in February 2021 of her intention not to stand for reelection to the Board upon the expiration of her term at the annual meeting.

The Board wishes to express its sincere gratitude to Mr. Glasscock and Ms. Boudreaux for their many significant contributions and years of dedicated service to Zimmer Biomet and our shareholders. The Board has taken action to reduce its size to 10 members effective upon the expiration of Mr. Glasscock's and Ms. Boudreaux's terms as directors. Proxies cannot be voted for a greater number of persons than 10, which is the number of nominees named in this proxy statement.

Unless otherwise instructed, the persons named as proxies will vote all proxies received for the election of each of the nominees.

Our Board recommends a vote FOR each nominee for director.

DIRECTOR NOMINEES

Christopher B. Begley



Age 68
Director Since 2012
Board Committees
- Compensation and Management Development Committee
- Quality, Regulatory and Technology Committee (Chair)

Executive Chairman of the Board of Hospira, Inc. from May 2007 until his retirement in January 2012. Mr. Begley also served as Chief Executive Officer from April 30, 2004, when Hospira was spun off from Abbott Laboratories, to March 2011. Prior to that, Mr. Begley served in various positions with Abbott between 1986 and 2004, most recently as Senior Vice President of Abbott's Hospital Products division. He earned a bachelor's degree from Western Illinois University and an MBA from Northern Illinois University.

Other Public Board Memberships
- Hanger, Inc. (Chairman of the Board)
- Past director and Non-Executive Chairman of Adtalem Global Education Inc. (formerly known as DeVry Education Group Inc.) (until November 2017)

Other Relevant Experience
- Past director of the Advanced Medical Technology Association ("AdvaMed"), the medical device industry's trade association

Skills and Qualifications

Christopher B. Begley's past experience as the Chairman and CEO of Hospira, Inc., a leading provider of injectable drugs and infusion technologies, and previously as the senior vice president of two Abbott divisions, has provided him with extensive management experience at two multinational, publicly traded healthcare companies. In these senior leadership roles, Mr. Begley gained in-depth knowledge of the healthcare industry and strategies for developing and marketing products in this highly regulated area. He also gained significant experience in strategic planning, risk management and financial management. Mr. Begley serves, and has served for more than 15 years, as a director of other public companies, including service as chairman of the board.

Betsy J. Bernard



Age 65
Director Since 2009
Board Committees
- Audit Committee
- Corporate Governance Committee (Chair)

President of AT&T Corp. from October 2002 until her retirement in December 2003. From April 2001 to October 2002, Ms. Bernard was Chief Executive Officer of AT&T Consumer. Prior to joining AT&T, Ms. Bernard held senior executive positions with Qwest Communications International Inc., US WEST, Inc., AVIRNEX Communications Group and Pacific Bell. Ms. Bernard received a B.A. degree from St. Lawrence University, an MBA from Fairleigh Dickenson University and an M.S. in management from Stanford University's Sloan Fellowship Program.

Other Public Board Memberships
- Past director of Principal Financial Group, Inc. (until June 2020)
- Past director of SITO Mobile, Ltd. (until June 2017)

Skills and Qualifications

Betsy J. Bernard's past experience in senior executive roles with leading global telecommunications companies, including her service as President of AT&T Corp., has provided her with expertise in financial management, brand management, marketing, enterprise sales, customer care, operations, product management, electronic commerce, executive compensation, strategic planning and mergers and acquisitions. Ms. Bernard's experience has led our Board to determine that she is an "audit committee financial expert" as that term is defined in SEC rules. She has served for more than 20 years as a director of other public companies, including service as chairman of the board and lead independent director, and she has experience chairing the nominating and governance committees of several public company boards, including ours.

Michael J. Farrell



Age 48
Director Since 2014
Board Committees
- Compensation and Management Development Committee
- Quality, Regulatory and Technology Committee

Chief Executive Officer of ResMed Inc. since March 2013. Prior to that appointment, Mr. Farrell served as President, Americas for ResMed from 2011 to 2013. He was previously Senior Vice President of the global business unit for sleep apnea therapeutic and diagnostic devices from 2007 to 2011, and before that he held various senior roles in marketing and business development. Before joining ResMed in September 2000, Mr. Farrell worked in management consulting, biotechnology, chemicals and metals manufacturing at Arthur D. Little, Genzyme Corporation, The Dow Chemical Company and BHP Billiton. Mr. Farrell holds a bachelor of engineering, with first-class honors, from the University of New South Wales, a master of science in chemical engineering from the Massachusetts Institute of Technology and an MBA from the MIT Sloan School of Management.

Other Public Board Memberships
- ResMed Inc.

Other Relevant Experience
- Director of AdvaMed

Skills and Qualifications

Michael J. Farrell's service as CEO of ResMed Inc., a global leader in the development, manufacturing, distribution and marketing of medical products for the diagnosis, treatment and management of respiratory disorders, provides him with significant experience leading a highly regulated, global medical device company. Mr. Farrell is spearheading the company's expansion into emerging markets and its investments in connected health and digital health, major growth initiatives for ResMed that fit well with our own plans for global growth. In his prior roles, Mr. Farrell led ResMed's M&A and alliance creation activities, as well as the marketing function. In addition, during his tenure with ResMed, Mr. Farrell has gained domestic and international P&L experience, first as head of the company's major global business unit, and then as President, Americas. Mr. Farrell's experience has given him a strong understanding of key aspects of leading a highly regulated, global healthcare company such as ours, including financial management, business integration, strategic planning, operations, product innovation, new product launches and international expansion.

Robert A. Hagemann



Age 64
Director Since 2008
Board Committees
- Audit Committee (Chair)
- Corporate Governance Committee

Senior Vice President and Chief Financial Officer of Quest Diagnostics Incorporated until his retirement in July 2013. Mr. Hagemann joined Corning Life Sciences, Inc., a subsidiary of Quest Diagnostics' former parent company, Corning Incorporated, in 1992, and held roles of increasing responsibility before being appointed Chief Financial Officer of Quest Diagnostics in 1998. Prior to joining Corning, Mr. Hagemann held senior financial positions at Prime Hospitality, Inc. and Crompton & Knowles, Inc. He was also previously employed by Arthur Young & Co., a predecessor company to Ernst & Young. Mr. Hagemann holds a B.S. in accounting from Rider University and an MBA from Seton Hall University.

Other Public Board Memberships
- Graphic Packaging Holding Company
- Ryder System, Inc.

Skills and Qualifications

Robert A. Hagemann's past experience as the CFO of Quest Diagnostics Incorporated, a leading provider of diagnostic testing information services, has given him financial management expertise, as well as significant experience in strategic planning, business development, business integration, operations, talent management and information technology. His experience as an executive in the healthcare industry and his financial acumen enable him to evaluate and understand the impact of business decisions on our financial statements and capital structure. Mr. Hagemann's experience has led our Board to determine that he is an "audit committee financial expert" as that term is defined in SEC rules. He also serves, and has served for more than five years, as a director of other public companies.

Bryan C. Hanson



Age 54
Director Since 2017

President and Chief Executive Officer and a member of the Board of Directors of the company since December 2017. Previously, Mr. Hanson served as Executive Vice President and President, Minimally Invasive Therapies Group of Medtronic plc from January 2015 until joining Zimmer Biomet. Prior to that, he was Senior Vice President and Group President, Covidien of Covidien plc from October 2014 to January 2015; Senior Vice President and Group President, Medical Devices and United States of Covidien from October 2013 to September 2014; Senior Vice President and Group President of Covidien for the Surgical Solutions business from July 2011 to October 2013; and President of Covidien's Energy-based Devices business from July 2006 to June 2011. Mr. Hanson held several other positions of increasing responsibility in sales, marketing and general management with Covidien from October 1992 to July 2006. Mr. Hanson holds a Bachelor of Science degree in Finance from Florida State University. He also completed the Kellogg School of Management Finance for Executives program in 2010 and the Harvard Executive Education in Leadership program in 2013.

Other Relevant Experience
- Director of Americares, an emergency response and global health organization committed to saving lives and building healthier futures for people in crisis

Skills and Qualifications
Bryan C. Hanson's service as our President and CEO and his past service in Group President roles with Medtronic and Covidien have given him extensive experience in the medical device industry leading, growing and transforming large, highly regulated global enterprises. Mr. Hanson has significant experience in financial management, strategic planning, mergers and acquisitions, business integration, risk management and in dealing with the many regulatory aspects of our business. His knowledge and understanding of the medical device industry in general, and our global businesses in particular, enable him to provide crucial insight to our Board into strategic, management and operational matters. Mr. Hanson provides an essential link between management and the Board on management's business perspectives.

Arthur J. Higgins



Age 65
Director Since 2007
Board Committees
- Compensation and Management Development Committee (Chair)
- Quality, Regulatory and Technology Committee

Consultant, Blackstone Healthcare Partners of The Blackstone Group since June 2010. Mr. Higgins served as non-executive chairman of the board of Assertio Holdings, Inc., successor issuer to Assertio Therapeutics, Inc., from May 2020 until December 2020. Prior to that, he served as President, Chief Executive Officer and a member of the board of directors of Assertio Therapeutics, Inc. from March 2017 until its merger with Zyla Life Sciences in May 2020. Previously, Mr. Higgins served as Chairman of the Board of Management of Bayer HealthCare AG from January 2006 to May 2010 and Chairman of the Bayer HealthCare Executive Committee from July 2004 to May 2010. Prior to joining Bayer HealthCare in 2004, Mr. Higgins served as Chairman, President and Chief Executive Officer of Enzon Pharmaceuticals, Inc. from 2001 to 2004. Prior to that, Mr. Higgins spent 14 years with Abbott Laboratories, most recently as President of the Pharmaceutical Products Division from 1998 to 2001. He graduated from Strathclyde University, Scotland and holds a B.S. in biochemistry.

Other Public Board Memberships
- Ecolab Inc.
- Past director of Assertio Holdings, Inc. (until December 2020)
- Past director of Assertio Therapeutics, Inc. (until May 2020)
- Past director of Endo International plc (until March 2017)

Skills and Qualifications
Arthur J. Higgins has extensive senior leadership experience in the global healthcare market. Through leadership positions with large healthcare developers and manufacturers in both the U.S. and Europe, he has gained deep knowledge of the healthcare market and the strategies for developing and marketing products in this highly regulated area. His knowledge and industry background allow him to provide valuable insight to our business. In addition, his perspective gained from years of operating global businesses and his background in working with high growth companies provide him experiences from which to draw to advise us on strategies for sustainable growth. Through his past executive positions, he has also gained significant exposure to enterprise risk management as well as quality and operating risk management necessary in a highly regulated industry such as healthcare.

Maria Teresa (Tessa) Hilado



Age 56
Director Since 2018
Board Committees
- Audit Committee
- Corporate Governance Committee

Executive Vice President and Chief Financial Officer of Allergan plc, a global pharmaceutical company, from December 2014 until her retirement in February 2018. Prior to joining Allergan, Ms. Hilado served as Senior Vice President, Finance and Treasurer of PepsiCo Inc. from 2009 until 2014. She previously served as Vice President and Treasurer for Schering-Plough Corp. from 2008 to 2009 and spent more than 17 years with General Motors Co. in leadership roles of increasing responsibility, including Assistant Treasurer from 2006 to 2008 and Chief Financial Officer, GMAC Commercial Finance LLC from 2001 to 2005. She began her career with Far East Bank and Trust Co. in Manila, Philippines. Ms. Hilado earned a Bachelor's degree in Management Engineering from Ateneo de Manila University in the Philippines and an MBA from the University of Virginia Darden School of Business.

Other Public Board Memberships
- Campbell Soup Company
- H.B. Fuller Company
- PPD, Inc.

Skills and Qualifications

Maria Teresa (Tessa) Hilado has more than three decades of demonstrated financial expertise in leading roles at several large, global corporations, including her past experience as CFO of Allergan plc, a global pharmaceutical company. She has extensive experience in global finance, treasury, tax, mergers and acquisitions, business development and investor relations, as well as experience in the healthcare, consumer packaged goods and automotive industries. Ms. Hilado's experience has led our Board to determine that she is an "audit committee financial expert" as that term is defined in SEC rules. She also serves as a director of other public companies.

Syed Jafry



Age 57
Director Since 2018
Board Committees
- Compensation and Management Development Committee
- Quality, Regulatory and Technology Committee

Senior Vice President and President, Regions of Thermo Fisher Scientific Inc. since September 2017. Mr. Jafry is responsible for all business geographies outside the U.S. He joined Thermo Fisher Scientific in March 2005 and served in numerous roles of increasing responsibility prior to being appointed to his current position. Mr. Jafry started his career at Glaxo Pharmaceuticals in London. Prior to joining Thermo Fisher Scientific, he served for 18 years at General Electric, where he held commercial, product management and general management roles in the U.S., Netherlands, Switzerland and China, most recently serving as President of GE Sensing Asia. Mr. Jafry holds a Bachelor's degree in Mechanical Engineering from Lahore University in Pakistan, a Master's degree in Mechanical Engineering from the University of Massachusetts and a Master's certificate in Marketing and Management from Harvard University Extension School.

Skills and Qualifications

Syed Jafry has more than three decades of global operations and management experience in executive roles at several large, global organizations, including his current role as Senior Vice President and President, Regions of Thermo Fisher Scientific Inc., a world leader in serving science, supporting customers in pharma, biotech, healthcare and other industries. Mr. Jafry's experience has given him a strong understanding of key aspects of leading a global, highly regulated business such as ours, including expansion into emerging markets, financial management, strategic planning, operations, product innovation, new product launches and business integration. His knowledge and industry background allow him to provide valuable insight to our business.

Sreelakshmi Kolli



Age 46
Director Since 2021

Senior Vice President, Chief Digital Officer of Align Technology, Inc., a global medical device company ("Align"), since April 2020. Ms. Kolli is responsible for leading software, data, enterprise, cloud and infrastructure engineering teams focused on design and development of digital products and services. This includes defining the technology strategy and development of product software, consumer, customer, manufacturing and enterprise applications enabling the Align Digital Platform. In addition, she led Align's global business transformation initiative aimed at delivering platforms and technology to support customer experience and simplified business processes across the company. She joined Align in June 2003 and has held positions of increasing responsibility leading business operations and engineering for customer-facing applications during her tenure. She was promoted to Vice President, Information Technology in December 2012 and to Senior Vice President, Global Information Technology in February 2018. Prior to joining Align, Ms. Kolli held technical lead positions with Citadon and Accenture. She is a member of the Executive Advisory Board at Salesforce.com and an external advisor on the Board of Trustees Committee on Information Technology at the University of San Francisco. Ms. Kolli earned an M.S. degree in Computer Applications at the National Institute of Technology in Trichy, India and is a graduate of the Stanford Executive Program offered by the Stanford Graduate School of Business in California.

Skills and Qualifications

Sreelakshmi Kolli's service as Senior Vice President and Chief Digital Officer of Align Technology, Inc., a publicly traded company that designs, manufactures and offers the Invisalign® clear aligner system, intraoral scanners and services, and exocad CAD/CAM software, has provided her with significant experience in a highly regulated global medical device company. In her senior leadership roles, Ms. Kolli has gained deep knowledge of digital and emerging technologies, operations, strategic planning, marketing, product innovation, financial management and data privacy trends. Her knowledge and industry background allow her to provide valuable insight to our business as we expand our portfolio of integrated digital and robotic technologies that leverage data, machine learning and artificial intelligence.

Michael W. Michelson



Age 69
Director Since 2015
Board Committees
● Compensation and Management Development Committee
● Quality, Regulatory and Technology Committee

Senior Advisory Partner, KKR Management LLC, a private equity investment manager and the general partner of KKR & Co. L.P., from January 2018 until his retirement in January 2020. Previously, Member, KKR Management LLC since October 2009. Before that, Mr. Michelson was a member of the limited liability company that served as the general partner of Kohlberg Kravis Roberts & Co. L.P. since 1996. He joined KKR in 1981. Mr. Michelson has played a significant role in the development of KKR's portfolio companies. He began his professional career with the law firm of Latham & Watkins in Los Angeles, where he was involved in a broad corporate practice while specializing in management buyouts. He earned an A.B. from Harvard College and a J.D. from Harvard Law School.

Other Public Board Memberships
● HCA Healthcare, Inc.
Other Relevant Experience
● Served as a director of Biomet prior to the merger of Zimmer and Biomet

Skills and Qualifications

Michael W. Michelson has significant experience in corporate finance, strategic business planning activities, operations, risk management and issues involving stakeholders more generally from his involvement in KKR's investments in numerous portfolio companies, and he has played an active role in overseeing many healthcare companies. He serves and has served as a director of other public and private healthcare companies, and he served as a director of Biomet prior to the merger of Zimmer and Biomet.

OUR BOARD OF DIRECTORS AND CORPORATE GOVERNANCE FRAMEWORK

DIRECTOR CRITERIA, QUALIFICATIONS AND EXPERIENCE

We are a global leader in musculoskeletal healthcare. We design, manufacture and market orthopedic reconstructive products; sports medicine, biologics, extremities and trauma products; office based technologies; spine, craniomaxillofacial and thoracic products; dental implants; and related surgical products. We have operations in more than 25 countries around the world and sell products in more than 100 countries. We operate in markets characterized by rapidly evolving technologies, complex regulatory requirements and significant competition. The Corporate Governance Committee is responsible for reviewing and assessing with the Board, on an annual basis, the experience, qualifications, attributes and skills sought of Board members in the context of our business and the then-current membership of the Board. The committee looks for current and potential directors collectively to have a mix of experience, skills and qualifications, some of which are described below:

Director Experience, Skills and Qualifications	
● Experience as a CEO or global business head	● Government / regulatory affairs /health economics experience
● Business operations experience	● Research and development experience
● Healthcare industry experience	● Brand / marketing experience
● Medical device industry experience	● Mergers and acquisitions experience
● International experience	● Financial expertise
● FDA / regulatory experience	● Digital technology expertise

In evaluating director candidates and considering incumbent directors for nomination to the Board, the committee considers a variety of factors. These include each candidate's character and integrity, reputation for working constructively in a collegial environment and availability to devote sufficient time to Board matters. Diversity of background and diversity of gender, race, ethnicity, national origin and age are also relevant factors in the selection process. The committee also considers whether a candidate can meet the independence standards for directors and members of key committees under applicable stock exchange and SEC rules. With respect to incumbent directors, the committee considers the director's past performance on the Board and contributions to the committees on which he or she serves.

While the Board has not formally adopted a policy regarding director diversity, the committee actively considers diversity in director recruitment and nomination. In conducting its most recent search for new directors, the Board utilized a process that required the final pool of candidates to include potential directors who would increase the Board's ethnic and/or gender diversity. We anticipate utilizing a similar process in future searches for Board candidates. The Board believes that the diversity of the current Board members, including as to gender, race, ethnicity, national origin, international work experience and age, provides significant benefits to the Board and to the company.

BOARD LEADERSHIP STRUCTURE

One of the key responsibilities of the Board is to have a leadership structure that allows it to provide effective oversight of management and maximize the contributions of its members. Our Board believes that it is important that it retain flexibility to make the determination as to whether the interests of the company and our shareholders are best served by having the same individual serve as both CEO and Chairman or whether the roles should be separated based on the circumstances at any given time, and our Corporate Governance Guidelines and Restated Bylaws provide this flexibility. At different times in the past, both approaches have been used. Under our Corporate Governance Guidelines, the Board will appoint a Lead Independent Director when the CEO and Chairman roles are combined.

In accordance with the Board's mandatory retirement policy set forth in our Corporate Governance Guidelines, the Board did not nominate Mr. Glasscock for reelection to the Board. Mr. Glasscock will retire from the Board effective as of the annual meeting after serving as our director since 2001 and as non-executive Chairman of the Board since 2013.

In the second half of 2020, as the third anniversary of the appointment of Mr. Hanson as President and CEO approached, and in light of Mr. Glasscock's upcoming retirement, our Corporate Governance Committee and Board of Directors reassessed the Board's leadership structure. In February 2021, our Board, upon the recommendation of the Corporate Governance Committee, determined that the company and its shareholders will be best served by Mr. Hanson assuming the role of Chairman and Mr. Begley serving as Lead Independent Director effective as of May 13, 2021, the day before the annual meeting. The decision to combine the roles of Chairman and CEO reflected the Board's strong belief that Mr. Hanson has demonstrated the leadership and vision necessary to lead the Board and the company. The Board believes that this leadership structure will promote efficient Board functioning, foster a constructive and cooperative relationship between the Board and management and reinforce Mr. Hanson's overall responsibility for the company's business and strategy, under the oversight and subject to the review of the Board.

The Board recognizes the importance of having a strong independent Board leadership structure to ensure accountability. Accordingly, our Corporate Governance Guidelines provide that if the Chairman is not an independent director, then the Board will appoint a Lead Independent Director. The Board believes that a Lead Independent Director is an integral part of our Board structure and facilitates the effective performance of the Board in its role of providing governance and oversight. In fulfilling his or her responsibilities, the Lead Independent Director will:

- serve as the primary liaison between the CEO and the independent directors;
- preside at all meetings of the Board when the CEO is not present;
- convene and preside at meetings of the independent directors, including executive sessions of the independent directors held in conjunction with each regularly scheduled Board meeting;
- review and provide input on meeting agendas for the Board and its committees;
- review meeting schedules and collaborate with the CEO to ensure that there is sufficient time for discussion of agenda items;
- provide feedback to the CEO as needed, including on the flow of information from management to the Board, and communicate regularly with the CEO between Board meetings;
- recommend to the CEO the retention of outside advisors who report directly to the Board when deemed appropriate;
- participate, along with the members of the Compensation and Management Development Committee and the full Board, in the evaluation of the CEO and, together with the Chair of the Compensation and Management Development Committee, meet with the CEO to discuss such evaluation;
- consult with Board committee Chairs as needed;
- consult with the Corporate Governance Committee concerning the members and Chairs of all Board committees;
- be available, as appropriate, for communication with the Company's shareholders; and
- perform such other duties as may be requested by the Board.

BOARD'S ROLE IN RISK OVERSIGHT

Our Board of Directors oversees the risk management processes that have been designed and are implemented by our executives to determine whether those processes are consistent with our strategy and risk appetite, are functioning as intended, and that necessary steps are taken to foster a culture that recognizes and appropriately escalates and addresses risk-taking beyond our determined risk appetite. The Board executes its oversight responsibility for risk management directly and through its committees.

The Audit Committee is specifically tasked with overseeing our compliance with legal and regulatory requirements, including oversight of our Corporate Compliance Program, discussing our risk assessment and risk management processes with management, and receiving information on certain material legal and regulatory matters, including litigation, as well as on information technology, data privacy, business continuity and cyber security-related matters. Our Vice President, Internal Audit Services, who reports directly to the committee, coordinates our global risk assessment process. We use this process to identify, assess and prioritize internal and external risks, to develop processes for responding to, mitigating and monitoring risks and to inform the development of our internal audit plan, our annual operating plan and our long-term strategic plan. We also maintain an internal risk committee made up of members of senior management that has responsibility for overseeing the execution of enterprise risk management activities.

The Audit Committee receives detailed reports regarding our enterprise risk assessment process and its meeting agendas include discussions of individual risk areas throughout the year. Members of our management who have responsibility for designing and implementing our risk management processes regularly meet with the committee. The committee discusses our major financial risk exposures with our CFO and Chief Accounting Officer. The committee receives regular reports from our Chief Compliance Officer on our Corporate Compliance Program, which is designed to address risks related to, among other matters, anti-corruption and anti-kickback laws in the countries where we do business. The committee also receives reports from our General Counsel, Chief Information Officer, Chief Information Security Officer, Global Privacy Officer and other persons who are involved in our risk management processes.

The Board's other committees oversee risks associated with their respective areas of responsibility. For example, the Compensation and Management Development Committee oversees risks relating to our executive compensation programs and practices. In addition, in conjunction with the full Board, the Compensation and Management Development Committee oversees risks relating to human capital management. The Corporate Governance Committee oversees risks relating to environmental, social and governance matters. The Quality, Regulatory and Technology Committee oversees risks relating to our compliance with laws and regulations enforced by the U.S. Food and Drug Administration ("FDA") and comparable foreign government regulators, including product quality and safety.

The Board receives detailed regular reports from members of our executive leadership team and other personnel that include discussions of the risks and exposures involved with their respective areas of responsibility. Further, the Board is routinely informed of developments that could affect our risk profile or other aspects of our business. Primary areas of risk oversight for the full Board include, but are not limited to, general commercial risks in the musculoskeletal healthcare industry, such as competition, pricing pressures and the reimbursement landscape; risks associated with our strategic plan and annual operating plan; risks related to our capital structure; and risks pertaining to mergers, acquisitions, divestitures and other complex transactions.

POLICIES ON CORPORATE GOVERNANCE

We are committed to maintaining the highest standards of business conduct and corporate governance, which we believe are essential to running our business efficiently, serving shareholders well and maintaining our integrity in the marketplace. Our Board has adopted Corporate Governance Guidelines, which, in conjunction with our Restated Certificate of Incorporation, Restated Bylaws, Board committee charters and key Board policies, form the framework for our governance. Our Board regularly reviews corporate governance developments and modifies its Corporate Governance Guidelines, committee charters and key policies as warranted.

The current versions of the following documents are available in the Investor Relations/Corporate Governance section of our website, www.zimmerbiomet.com:

- Code of Business Conduct and Ethics, which applies to all directors, officers and employees;
- Code of Ethics for Chief Executive Officer and Senior Financial Officers (the "finance code of ethics"), which applies to our CEO, CFO, Chief Accounting Officer/Corporate Controller and other finance organization employees;
- Corporate Governance Guidelines;
- Audit Committee Charter;
- Compensation and Management Development Committee Charter;
- Corporate Governance Committee Charter;
- Quality, Regulatory and Technology Committee Charter;
- Board Policy on Ratification of Independent Registered Public Accounting Firm;
- Board Policy on Stockholder Rights Plans; and
- Statement of Engagement on Public Policy Issues.

If we make any substantive amendments to the finance code of ethics or grant any waiver, including any implicit waiver, from a provision of the code to our CEO, CFO, or Chief Accounting Officer/Corporate Controller, we will disclose the nature of that amendment or waiver in the Investor Relations section of our website.

LIMIT ON OTHER DIRECTORSHIPS

Under our Corporate Governance Guidelines, our non-employee directors who are not executive officers of other public companies are limited to serving on a total of four public company boards, including ours, and our non-employee directors who serve as executive officers of other public companies are limited to serving on a total of three public company boards, including their own company's board and our Board. Further, our Audit Committee members are limited to serving on a total of three public company audit committees, including ours.

Our Board is aware that certain of our investors, in recognition of the increased time required of boards of directors, have policies to limit directors who are CEOs of public companies to a total of two public company boards. While our Board recognizes that directors who are employed full-time, whether as executives of public companies or in other positions, naturally have greater demands placed on their time than directors who have retired from full-time employment, our Board has chosen not to adopt the more restrictive two-board limit for our non-employee directors who serve as public company executives so that our Board has more flexibility to assess the potential impact of directors' additional commitments as they arise.

BOARD SELF-EVALUATION PROCESS

Pursuant to New York Stock Exchange requirements, the Board's Corporate Governance Guidelines and the charters of each of the Board's committees, the Board and each of its committees are required to conduct self-evaluations of their performance. The Board recognizes that a robust and constructive evaluation process is an essential component of good corporate governance. These self-evaluations, which are conducted annually, are intended to facilitate a candid assessment and discussion by the Board and each committee of its effectiveness as a group in fulfilling its responsibilities, evaluating its performance and identifying areas for improvement. The Chair of the Corporate Governance Committee oversees the annual self-evaluation process. Each director is expected to participate and provide feedback on a range of topics, including: the Board and committee agendas; meetings; practices and dynamics; Board refreshment; committee structure, membership and leadership; the flow of information to and from the Board and its committees; management succession planning; and shareholder engagement. Director feedback is solicited on an individual basis through written questionnaires/assessments, individual director interviews and/or group discussions.

From time to time, the Board retains a third party experienced in corporate governance matters to act as a facilitator for the self-evaluation process, including preparing and reviewing the written questionnaires/assessments and conducting individual director interviews. The Chair of the Corporate Governance Committee, along with the third-party facilitator (when one is retained) reviews the feedback from the self-evaluation process and makes recommendations for areas with respect to which the Board and its committees should consider improvements. These areas are further discussed at a meeting led by the Chair of the Corporate Governance Committee and the third-party facilitator (when one is retained) at which all Board members are present. At the conclusion of this meeting, the Chair of the Corporate Governance Committee, working with the senior management team, develops action plans for any items that require follow-up.

DIRECTOR INDEPENDENCE

The Board's Corporate Governance Guidelines, which are available on our website at www.zimmerbiomet.com, include criteria adopted by the Board to assist it in making determinations regarding the independence of its members. The criteria are consistent with the New York Stock Exchange listing standards regarding director independence. To be considered independent, the Board must determine that a director has no material relationship, directly or indirectly, with us. In assessing independence, the Corporate Governance Committee and the Board consider a wide range of relevant facts and circumstances. The Board has determined that each of our non-employee directors, Christopher Begley, Betsy Bernard, Gail Boudreaux, Michael Farrell, Larry Glasscock, Robert Hagemann, Arthur Higgins, Maria Teresa Hilado, Syed Jafry, Sreelakshmi Kolli and Michael Michelson, meets these standards and is independent. The remaining director, Bryan Hanson, is our CEO and is not independent.

In making its determination with respect to Ms. Boudreaux, the Board considered her position as President and CEO of Anthem, Inc. Anthem is one of the nation's leading health benefits companies and serves as the third-party claims processor of our self-funded group health plan for our U.S.-based employees and reinsurer of catastrophic claims under the plan. During 2020, the amount we paid Anthem exceeded $1 million, but represented only one hundredth of one percent (0.01%) of Anthem's total revenues. After reviewing the terms of these transactions, the Board determined that Ms. Boudreaux does not have a direct or indirect material interest in the transactions, that Ms. Boudreaux does not have a material relationship, directly or indirectly, with us and that our business relationship with Anthem does not diminish the ability of Ms. Boudreaux to exercise her independent judgment on issues affecting our business.

Anthem does not provide any services to us that would be characterized as professional services or advisory in nature (plan design consulting services are provided by Willis Towers Watson). Anthem does not have access to sensitive company information or to our strategic decision-making, and its services are generally provided for a monthly fee based upon the number of employees enrolled in our health plan. Anthem's services to us are limited to administrative services, including claims processing, utilization of Anthem's provider network, Employee Assistance Programs, customer service, disease management programs and stop-loss coverage.

In making its determination with respect to Mr. Jafry, the Board considered his position as Senior Vice President and President, Regions of Thermo Fisher Scientific Inc. ("Thermo Fisher"). During 2020, we paid Thermo Fisher for chemicals used in manufacturing processes in an aggregate amount in excess of $1 million, but the amount we paid represented only one hundredth of one percent (0.01%) of Thermo Fisher's total revenues. After reviewing the terms of these transactions, the Board determined that Mr. Jafry does not have a direct or indirect material interest in the transactions, that Mr. Jafry does not have a material relationship, directly or indirectly, with us and that our business relationship with Thermo Fisher does not diminish the ability of Mr. Jafry to exercise his independent judgment on issues affecting our business.

In making its determination with respect to Ms. Kolli, the Board considered her position as Senior Vice President, Chief Digital Officer of Align Technology, Inc. ("Align"). During 2020, we paid Align for intra-oral scanners and related equipment in an aggregate amount in excess of $1 million, but the amount we paid represented only one tenth of one percent (0.1%) of Align's total revenues. After reviewing the terms of these transactions, the Board determined that Ms. Kolli does not have a direct or indirect material interest in the transactions, that Ms. Kolli does not have a material relationship, directly or indirectly, with us and that our business relationship with Align does not diminish the ability of Ms. Kolli to exercise her independent judgment on issues affecting our business.

MAJORITY VOTE STANDARD FOR ELECTION OF DIRECTORS

Our Restated Bylaws require directors to be elected by the majority of the votes cast with respect to that director in uncontested elections (the number of shares voted "for" a director must exceed the number of votes cast "against" that director). In a contested election (a situation in which the number of nominees exceeds the number of directors to be elected), the standard for election of directors will be a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors.

If a nominee who is serving as a director is not elected at the annual meeting, under Delaware law the director would continue to serve on the Board as a "holdover director." However, under our Restated Bylaws, any director who fails to be elected must tender his or her resignation to the Board. The Corporate Governance Committee would then make a recommendation to the Board whether to accept or reject the resignation, or whether other action should be taken. The Board will act on the Corporate Governance Committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date the election results are certified. The director who tenders his or her resignation will not participate in the Board's decision.

If a nominee who was not already serving as a director is not elected at the annual meeting, under Delaware law that nominee would not become a director and would not serve on the Board as a "holdover director." All nominees for election as directors at the 2021 annual meeting are currently serving on the Board.

NOMINATIONS FOR DIRECTORS

The Corporate Governance Committee screens candidates and recommends candidates for nomination to the full Board. In seeking and evaluating director candidates, the committee considers individuals in accordance with the criteria described above under "Director Criteria, Qualifications and Experience." Director candidates may be recommended by Board members, a third-party search firm or shareholders. Ms. Kolli, who was appointed to the Board in February 2021, was recommended as a director candidate by a third-party search firm.

The committee considers candidates proposed by shareholders and evaluates them using the same criteria as for other candidates. A shareholder who wishes to recommend a director candidate for consideration by the committee should send such recommendation to our Corporate Secretary at Zimmer Biomet Holdings, Inc., 345 East Main Street, Warsaw, Indiana 46580, who will then forward it to the committee. Any such recommendation should include a description of the candidate's qualifications for board service, the candidate's written consent to be considered for nomination and to serve if nominated and elected, and addresses and telephone numbers for contacting the shareholder and the candidate for more information.

A shareholder who wishes to nominate an individual as a candidate for election, rather than recommend the individual to the committee as a nominee, but does not intend to have the candidate included in our proxy materials, must comply with the advance notice requirements set forth in our Restated Bylaws. (See "What is the deadline to propose actions for consideration or to nominate individuals to serve as directors at the 2022 annual meeting of shareholders? – *Notice Requirements for Other Director Nominees or Shareholder Proposals to Be Brought Before the 2022 Annual Meeting of Shareholders*" on page 77 for more information.) In addition, in 2019, our Board adopted "proxy access," which permits eligible shareholders to nominate and include in our proxy materials director nominees if certain requirements are met. (See "What is the deadline to propose actions for consideration or to nominate individuals to serve as directors at the 2022 annual meeting of shareholders? – *Requirements for Director Nominees to Be Considered for Inclusion in our Proxy Materials ("Proxy Access")"* on page 76 for more information.)

COMMUNICATIONS WITH DIRECTORS

Shareholders or other interested parties may contact our directors by writing to them either individually or as a group or partial group (such as all independent directors), c/o Corporate Secretary, Zimmer Biomet Holdings, Inc., 345 East Main Street, Warsaw, Indiana 46580. If you wish your communication to be treated confidentially, please write the word "CONFIDENTIAL" prominently on the envelope and address it to the director by name so that it can be forwarded without being opened. Communications addressed to multiple recipients, such as to "Board of Directors," "Audit Committee," "Independent Directors," etc. will necessarily have to be opened and copied by the Office of the Corporate Secretary in order to forward them, and hence cannot be treated confidentially.

BOARD MEETINGS, ATTENDANCE AND EXECUTIVE SESSIONS

The Board meets on a regularly scheduled basis during the year to review significant developments affecting us and to act on matters requiring Board approval. It also holds special meetings when an important matter requires Board action between scheduled meetings. Members of senior management regularly attend meetings of the Board and its committees to report on and discuss their areas of responsibility. Directors are expected to attend Board meetings, meetings of committees on which they serve and shareholder meetings. Directors are expected to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities. During 2020, the Board held 8 meetings and the standing committees of the Board held a total of 27 meetings. All directors attended 75% or more of the meetings of the Board and committees on which they served. All current directors then standing for election attended the 2020 annual meeting of shareholders.

Each regularly scheduled Board meeting normally begins with a session between the CEO and the independent directors. This provides a platform for discussions outside the presence of the non-Board management attendees, as well as an opportunity for the independent directors to go into executive session (without the CEO) if requested by any director. The independent directors may meet in executive session, without the CEO, at any time, and are scheduled for such independent executive sessions at each regularly scheduled Board meeting. Currently, Mr. Glasscock presides at these executive sessions as non-executive Chairman. Effective as of May 13, 2021, Mr. Begley will begin presiding at these executive sessions as Lead Independent Director.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

On an annual basis, each director and executive officer is obligated to complete a director and officer questionnaire which requires disclosure of any transactions with us in which the director or executive officer, or any member of his or her immediate family, has an interest. Under our Audit Committee's charter, which is available on our website at www.zimmerbiomet.com, our Audit Committee must review and approve all related person transactions in which any executive officer, director, director nominee or more than 5% shareholder of the company, or any of their immediate family members, has a direct or indirect material interest. The Audit Committee may not approve a related person transaction unless (1) it is in or not inconsistent with our best interests and (2) where applicable, the terms of such transaction are at least as favorable to us as could be obtained from an unrelated third party.

Under our Code of Business Conduct and Ethics, which is available on our website at www.zimmerbiomet.com, and related policies and procedures, actual or potential conflicts of interest involving any other employee must be disclosed to and resolved by our Human Resources Department, in consultation with our Compliance Office.

In February 2018, we entered into an aircraft time sharing agreement with Bryan Hanson, our President and CEO. Both the Audit Committee and the Compensation and Management Development Committee of our Board authorized entry into the agreement. Under the agreement, Mr. Hanson is permitted to reimburse us for the incremental costs of his personal use of corporate aircraft consistent with Federal Aviation Administration regulations. Mr. Hanson was permitted personal use of corporate aircraft up to a maximum incremental cost to us of $150,000 in 2020. The agreement is intended to cover any personal use in excess of the annual limit.

COMMITTEES OF THE BOARD

Our Restated Bylaws provide that the Board may delegate certain of its responsibilities to committees. During 2020, the Board had four standing committees: an Audit Committee; a Compensation and Management Development Committee; a Corporate Governance Committee; and a Quality, Regulatory and Technology Committee. Each of the standing committees is composed entirely of independent directors. In addition, the members of the Audit Committee and the Compensation and Management Development Committee meet the heightened standards of independence required by SEC rules and New York Stock Exchange listing standards.

The table below shows the current membership of each standing Board committee and the number of meetings held during 2020.

STANDING COMMITTEE ASSIGNMENTS

Director	Audit Committee	Compensation and Management Development Committee	Corporate Governance Committee	Quality, Regulatory and Technology Committee
Christopher B. Begley		✓		Chair
Betsy J. Bernard	✓		Chair	
Gail K. Boudreaux	✓		✓	
Michael J. Farrell		✓		✓
Larry C. Glasscock	✓		✓	
Robert A. Hagemann	Chair		✓	
Bryan C. Hanson				
Arthur J. Higgins		Chair		✓
Maria Teresa Hilado	✓		✓	
Syed Jafry		✓		✓
Sreelakshmi Kolli				
Michael W. Michelson		✓		✓
2020 Meetings	9	7	6	5

Audit Committee

Robert A. Hagemann, Chair
Betsy J. Bernard
Gail K. Boudreaux
Larry C. Glasscock
Maria Teresa Hilado

The Audit Committee is directly responsible for the appointment, retention, compensation and oversight of our independent registered public accounting firm, including the review and approval of audit fees. The principal functions of the Audit Committee include:

- pre-approving all auditing services and permissible non-audit services provided to us by our independent registered public accounting firm;
- reviewing with our independent registered public accounting firm and with management the proposed scope of the annual audit, past audit experience, our program for the internal examination and verification of our accounting records and the results of recently completed internal examinations;
- reviewing and discussing with management and our independent registered public accounting firm our quarterly and annual financial statements prior to their public release;
- reviewing major issues as to the adequacy of our internal controls;
- overseeing our compliance with certain legal and regulatory requirements, including oversight of our Corporate Compliance Program, and aspects of our risk management processes; and
- reviewing and discussing with management our privacy, data security, business continuity and cyber security-related risk exposures.

The Board of Directors has determined that Mses. Bernard, Boudreaux and Hilado and Messrs. Glasscock and Hagemann qualify as "audit committee financial experts" as defined by SEC rules. Shareholders should understand that this designation is an SEC disclosure requirement related to these directors' experience and understanding with respect to certain accounting and auditing matters. The designation does not impose upon these directors any duties, obligations or liabilities that are greater than those that are generally imposed on them as members of the Audit Committee and the Board, and their designation as audit committee financial experts pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of the Audit Committee or the Board.

See also the "Audit Committee Matters" section of this proxy statement for additional information about the Audit Committee's responsibilities and actions and the Audit Committee Report.

Compensation and Management Development Committee

Arthur J. Higgins, Chair
Christopher B. Begley
Michael J. Farrell
Syed Jafry
Michael W. Michelson

The Compensation and Management Development Committee has overall responsibility for approving and evaluating our executive compensation plans, policies and programs. The duties of the Compensation and Management Development Committee include:

- reviewing and approving corporate goals and objectives relevant to CEO compensation and evaluating the CEO's performance in light of those goals and objectives;
- reviewing and discussing with the CEO the performance of our other executive officers;
- reviewing and approving the base salary, annual and long-term incentive compensation and other compensation, perquisites or special or supplemental benefits to be paid or awarded to our CEO and other executive officers;
- approving and authorizing the company to enter into any severance arrangements, change in control severance agreements or other compensation-related agreements with our executive officers, in each case as, when and if appropriate;
- reviewing and making recommendations to the Board with respect to our incentive compensation and equity-based plans;
- administering our incentive compensation and equity-based plans, including making awards under such plans;
- monitoring compliance by our executive officers with our stock ownership guidelines;
- overseeing the process for identifying and addressing any material risks relating to our compensation policies and practices;
- cooperating with the Corporate Governance Committee in reviewing non-employee director compensation and providing input with respect to any proposed changes in director compensation;
- as part of periodic organization and talent planning, either as part of the full Board, or at the Board's direction, reviewing talent and development plans relative to senior management;
- either as part of the full Board, or at the Board's direction, reviewing and monitoring our policies and strategies related to human capital management;
- reviewing and discussing with management the Compensation Discussion and Analysis required by SEC regulations and, if appropriate, recommending its inclusion in our Annual Report on Form 10-K and proxy statement; and
- reviewing the results of non-binding advisory votes on executive compensation and determining whether changes should be made to our executive compensation policies and programs in light of shareholder feedback.

None of the members of the Compensation and Management Development Committee during 2020 or as of the date of this proxy statement is or has been our officer or employee or had any relationship requiring disclosure under Item 404 of Regulation S-K of the Exchange Act. None of our executive officers served on the compensation committee or board of any company that employed any member of the Compensation and Management Development Committee or the Board or otherwise under circumstances requiring disclosure under Item 404 of Regulation S-K.

The report of the Compensation and Management Development Committee appears on page 44.

Compensation Risk Assessment

At the request of the Compensation and Management Development Committee, Willis Towers Watson, the committee's compensation consultant, conducted an in-depth qualitative review of the potential risks associated with our executive compensation program in 2015, and it has updated its assessment each year thereafter. The components of our executive compensation program are part of our global compensation structure, and the majority of the compensation policies or practices that apply to other levels of our employees or to any of our subsidiaries or divisions are included in our executive compensation program. For 2020, Willis Towers Watson found that our executive compensation program is in alignment with current market practices, contains an appropriate balance of risk versus rewards and incorporates appropriate risk mitigating factors. Consistent with prior years, Willis Towers Watson found no design features in our executive compensation practices that pose a significant concern from the perspective of motivating senior officers to knowingly expose us to excessive enterprise risk. We believe that our compensation policies and practices do not encourage excessive risk-taking and are not reasonably likely to have a material adverse effect on us.

Corporate Governance Committee

Betsy J. Bernard, Chair
Gail K. Boudreaux
Larry C. Glasscock
Robert A. Hagemann
Maria Teresa Hilado

The Corporate Governance Committee oversees the Board's corporate governance policies and practices and assists the Board in its oversight with respect to matters that involve our image, reputation and standing as a responsible corporate citizen. In its oversight of corporate governance policies and practices, the Corporate Governance Committee's duties include:

- developing and recommending to the Board criteria for selection of non-management directors;
- recommending to the Board director nominees for election at the next annual or special meeting of shareholders at which directors are to be elected or to fill any vacancies or newly-created directorships that may occur between such meetings;
- recommending directors for appointment to Board committees;
- analyzing information relevant to the Board's determination as to whether a director is independent;
- overseeing the annual self-evaluation process for the Board and its committees;
- periodically reviewing the Board's leadership structure and recommending any proposed changes to the Board for approval;
- monitoring emerging corporate governance trends and recommending to the Board any proposed changes in our corporate governance policies;
- periodically reassessing the Board's Corporate Governance Guidelines and recommending any proposed changes to the Board for approval; and
- periodically reviewing, in cooperation with the Compensation and Management Development Committee, the form and amount of non-employee director compensation and recommending any proposed changes to the Board for approval.

In assisting the Board in its oversight with respect to matters that involve our image, reputation and standing as a responsible corporate citizen, the Corporate Governance Committee reviews and considers, among other items, the following from time to time as it deems appropriate:

- current and emerging political, social, environmental, corporate citizenship and public policy issues and trends that may affect our business activities, performance, reputation or public image;
- our public policy, government relations and advocacy activities, including our policies on political contributions and the activities of the Zimmer Biomet Political Action Committee;
- our sustainability activities, including initiatives related to the environment;
- our community relations activities and charitable contributions, including the underlying philosophy, goals and purposes of our contribution activities;
- our initiatives related to promoting access to healthcare and other social responsibility issues; and
- shareholder proposals submitted for inclusion in our proxy materials that relate to public policy or social responsibility issues.

Quality, Regulatory and Technology Committee

Christopher B. Begley, Chair
Michael J. Farrell
Arthur J. Higgins
Syed Jafry
Michael W. Michelson

The Quality, Regulatory and Technology ("QRT") Committee assists the Board in its oversight of product quality and safety and our research, innovation and technology initiatives in the context of our overall corporate strategy, goals and objectives. In its oversight of risk management, the QRT Committee reviews and considers, among other items, the following:

- our overall quality strategy;
- processes in place to monitor and control product quality and safety;
- results of product quality and quality system assessments by the company and external regulators; and
- any significant product quality issues that may arise.

In overseeing our research, innovation and technology initiatives, the QRT Committee reviews and considers, among other items, the following as it deems appropriate:

- the strategic goals, objectives and direction of our research programs and the alignment of those programs with our portfolio of businesses and our long-term business objectives and strategic goals;

- the relationship of our strategic research plan to our overall approach to technical and commercial innovation and technology acquisition;
- our product development pipeline;
- our major technology positions and strategies relative to emerging technologies, emerging concepts of therapy and healthcare, and changing market requirements;
- the processes for identifying and prioritizing, and, as applicable, the development of, innovative technologies that arise from within and outside the company;
- our ability to internally develop technology being, or proposed to be, developed, or to access and maintain such technology from third parties through acquisitions, licensing, collaborations, alliances, investments or otherwise; and
- the potential impact on us in the event that technology being, or proposed to be, developed is not developed or accessed by us.

COMPENSATION OF NON-EMPLOYEE DIRECTORS

The Board believes that providing competitive compensation is necessary to attract and retain qualified non-employee directors. The key components of director compensation include annual retainers, committee chair annual fees and equity-based awards. It is the Board's practice to provide a mix of cash and equity-based compensation to more closely align the interests of directors with our shareholders.

The following table sets forth information regarding the compensation we paid to our non-employee directors for 2020. Mr. Hanson is not included in this table because he received no additional compensation for his service as a director. Ms. Kolli is not included in this table because she joined the Board in February 2021.

2020 Director Compensation Table

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	All Other Compensation[3] ($)	Total ($)
(a)	(b)	(c)	(g)	(h)
Christopher B. Begley	125,000	190,340	10,796	326,136
Betsy J. Bernard	125,000	190,340	11,992	327,332
Gail K. Boudreaux	110,000	190,340	10,143	310,483
Michael J. Farrell	110,000	190,340	7,122	307,462
Larry C. Glasscock	260,000	190,340	21,194	471,534
Robert A. Hagemann	135,000	190,340	19,317	344,657
Arthur J. Higgins	130,000	190,340	23,745	344,085
Maria Teresa Hilado	55,000	245,340	2,038	302,378
Syed Jafry	55,000	245,340	1,381	301,721
Michael W. Michelson	110,000	190,340	6,215	306,555

(1) Amounts include fees that were paid in cash plus fees that were voluntarily deferred at each director's election under our Deferred Compensation Plan for Non-Employee Directors. As explained more fully below, compensation that a director elects to defer is credited to the director's deferred compensation account as either treasury units, dollar units or deferred share units ("DSUs"), and will be paid in cash following the director's retirement or other termination of service from the Board.

(2) Represents the grant date fair value of the stock awards determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("ASC 718"). For these stock awards, the grant date fair value is the average of the high and low selling prices of our common stock on the New York Stock Exchange on the date of grant. All stock awards to directors are fully vested on the date of grant but are subject to mandatory deferral of settlement until the director's termination of service from the Board, or later, as explained more fully below.

The following table sets forth the grant date fair value of annual grants of restricted stock units ("RSUs") and DSUs awarded to each director elected or reelected at the 2020 annual meeting of shareholders, as well as DSUs granted during 2020 pursuant to the mandatory deferral provisions of the Deferred Compensation Plan for Non-Employee Directors.

2020 STOCK AWARDS

Name	RSUs (granted 05-08-20) ($)	DSUs (granted 05-08-20) ($)	DSUs (mandatory deferral) ($)	Total ($)
Christopher B. Begley	130,000	60,340	—	190,340
Betsy J. Bernard	130,000	60,340	—	190,340
Gail K. Boudreaux	130,000	60,340	—	190,340
Michael J. Farrell	130,000	60,340	—	190,340
Larry C. Glasscock	130,000	60,340	—	190,340
Robert A. Hagemann	130,000	60,340	—	190,340
Arthur J. Higgins	130,000	60,340	—	190,340
Maria Teresa Hilado	130,000	60,340	55,000	245,340
Syed Jafry	130,000	60,340	55,000	245,340
Michael W. Michelson	130,000	60,340	—	190,340

(3) Amounts in this column represent the dollar value of dividend equivalents credited in the form of additional DSUs under the Deferred Compensation Plan for Non-Employee Directors. Dividend equivalents are credited at the same rate as cash dividends paid on our common stock.

Retainers

We pay non-employee directors quarterly, on the last day of March, June, September and December. During 2020, we paid non-employee directors an annual retainer of $110,000 subject to mandatory deferral requirements as described below, and we paid our non-executive Chairman of the Board an additional annual retainer of $150,000. We paid our Audit Committee chair an additional annual retainer of $25,000, we paid our Compensation and Management Development Committee chair an additional annual retainer of $20,000, and we paid each of the chairs of our other standing Board committees additional annual retainers of $15,000. Accordingly, we paid the following amounts during 2020:

	March 31 ($)	June 30 ($)	September 30 ($)	December 31 ($)	Total ($)
Non-executive Chairman annual retainer	37,500	37,500	37,500	37,500	150,000
Director annual retainer	27,500	27,500	27,500	27,500	110,000
Audit Committee chair annual retainer	6,250	6,250	6,250	6,250	25,000
Compensation and Management Development Committee chair annual retainer	5,000	5,000	5,000	5,000	20,000
Other standing committee chair annual retainer	3,750	3,750	3,750	3,750	15,000

Directors who commence service on the Board, or who commence service as a standing committee chair or as non-executive Chairman, are paid applicable quarterly fees beginning with the quarter during which they commence such service. Similarly, directors who terminate service on the Board or terminate service as a standing committee chair or as non-executive Chairman are paid applicable quarterly fees through the quarter during which such service terminated.

Equity-Based Compensation and Mandatory Deferrals

We awarded each non-employee director who was elected or reelected at the 2020 annual meeting of shareholders 500 DSUs as of the date of the annual meeting with an initial value based on the price of our common stock on that date. We require that these annual DSU awards be credited to a deferred compensation account under the provisions of the Deferred Compensation Plan for Non-Employee Directors. DSUs represent an unfunded, unsecured right to receive shares of our common stock or the equivalent value in cash, and the value of DSUs varies directly with the price of our common stock. We also require that 50% of a director's annual retainer be deferred and credited to his or her deferred compensation account in the form of DSUs with an initial value equal to the amount of fees deferred until the director holds a total of at least 5,000 DSUs.

Non-employee directors may elect to defer receipt of compensation in excess of their mandatory deferral and annual DSU award. Elective deferrals are credited to the director's deferred compensation account in the form of either treasury units, dollar units or DSUs with an initial value equal to the amount of fees deferred. The value of treasury units and dollar units does not change after the date of deferral. Amounts deferred as treasury units are credited with interest at a rate based on the six-month U.S. Treasury bill discount rate for the preceding year. Amounts deferred as dollar units are credited with interest at a rate based on the rate of return of our invested cash during the preceding year. When we pay cash dividends on our common stock, amounts deferred as DSUs are credited with additional DSUs equal to the number of shares of our common stock that could have been purchased if we paid cash dividends on the DSUs held in directors' deferred compensation accounts and such cash was reinvested in our common stock. These additional DSUs are subject to mandatory deferral.

All treasury units, dollar units and DSUs are immediately vested and payable following termination of the non-employee director's service on the Board. We settle annual DSU awards and mandatory deferral DSUs in shares of our common stock. We pay the value of treasury units, dollar units and elective deferral DSUs in cash. Non-employee directors may elect to receive the cash payment in a lump sum or in not more than ten annual installments.

During 2020, we also awarded each continuing non-employee director RSUs as of the date of the annual meeting of shareholders with an initial value of $130,000 based on the price of our common stock on that date. These awards were made under the Stock Plan for Non-Employee Directors. The RSUs vested immediately and are subject to mandatory deferral until May 8, 2023, or, if later, the director's retirement or other termination of service from the Board. We will settle the RSUs in shares of our common stock.

Insurance, Expense Reimbursement and Director Education

We provide non-employee directors with travel accident insurance and reimburse reasonable expenses they incur for transportation, meals and lodging when on Zimmer Biomet business. We also reimburse non-employee directors for reasonable out-of-pocket expenses, including tuition costs incurred in attending director education programs.

AUDIT COMMITTEE MATTERS

Proposal 2 – Ratification of the Appointment of the Independent Registered Public Accounting Firm

The Audit Committee is directly responsible for the appointment, retention, compensation and oversight of our independent registered public accounting firm, including the review and approval of audit fees. The Audit Committee has appointed PricewaterhouseCoopers LLP ("PwC") to serve as our independent registered public accounting firm for 2021. We are asking shareholders to ratify this appointment as a matter of policy.

If shareholders do not ratify the selection of PwC, the Audit Committee will consider any information submitted by shareholders in connection with the selection of the independent registered public accounting firm for the next year. Even if the selection is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee believes such a change would be in our best interest and the best interest of our shareholders.

PwC has served as our independent registered public accounting firm continuously since 2000. In accordance with SEC rules, audit partners are subject to rotation requirements to limit the number of consecutive years an individual partner may provide audit services to us. For lead and concurring review audit partners, the maximum number of consecutive years of service in that capacity is five years. The process for selection of our lead audit partner pursuant to this rotation policy involves discussions among PwC, management and the full Audit Committee, as well as interviews by the Chair of the Audit Committee and our CFO of candidates recommended by PwC. In addition, in order to assure continuing auditor independence, the Audit Committee periodically considers whether there should be a regular rotation of our independent registered public accounting firm.

In determining whether to reappoint PwC to serve as our independent registered public accounting firm, the Audit Committee annually considers several factors, including:

- PwC's independence and objectivity;
- PwC's capabilities considering the complexity of our global operations, including the skills and experience of the lead audit partner;
- PwC's historical and recent performance, including the extent and quality of PwC's communications with the Audit Committee and management's views of PwC's overall performance;
- data related to audit quality and performance, including recent Public Company Accounting Oversight Board ("PCAOB") inspection reports on PwC;
- PwC's knowledge of and familiarity with our business and industry and our accounting policies and practices; and
- the appropriateness of PwC's fees, taking into account the size and level of complexity of our organization and the resources necessary to perform the audit.

The members of the Audit Committee and the Board believe that the continued retention of PwC to serve as our independent registered public accounting firm is in our best interest and in the best interest of our shareholders.

Representatives of PwC attended all meetings of the Audit Committee in 2020. We expect that a representative of PwC will be present at the annual meeting. This representative will have an opportunity to make a statement and will be available to respond to appropriate questions.

Our Board recommends a vote FOR ratification of the appointment of PwC as our independent registered public accounting firm for 2021.

RESPONSIBILITIES OF THE AUDIT COMMITTEE

The Audit Committee is responsible for overseeing the integrity of our financial statements, the qualifications, performance and independence of the independent registered public accounting firm, the performance of our internal audit function and compliance with certain legal and regulatory requirements, including oversight of our Corporate Compliance Program. The committee is directly responsible for the appointment, retention, compensation and oversight of our independent registered public accounting firm.

Management is responsible for the financial reporting process, including the system of internal control, for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States and for management's report on internal control over financial reporting.

The independent registered public accounting firm is responsible for auditing the consolidated financial statements and expressing an opinion as to their conformity with accounting principles generally accepted in the United States as well as rendering an opinion on the company's internal control over financial reporting.

The committee's responsibility is to oversee and review the financial reporting process and to review and discuss management's report on internal control over financial reporting. Committee members are not, however, professionally engaged in the practice of accounting or auditing and do not provide any expert or other special assurance as to such financial statements concerning compliance with laws, regulations or accounting principles generally accepted in the United States or as to the independence of the independent registered public accounting firm. The committee relies, without independent verification, on the information provided to it and on the representations made by management and the independent registered public accounting firm.

See also "CORPORATE GOVERNANCE – Committees of the Board – Audit Committee" on page 17 for additional information about the Audit Committee's functions and composition.

ACTIVITIES OF THE AUDIT COMMITTEE IN 2020

The committee held nine meetings during 2020. The meetings were designed, among other things, to facilitate and encourage communication among the committee, management, our internal auditor and PwC. At these meetings, the committee:

- discussed with the internal auditor and with PwC the overall scope and plans for their respective audits;
- reviewed and discussed with management and PwC the consolidated financial statements;
- met with the internal auditor and PwC, with and without management present, to discuss the results of their examinations and their evaluations of the company's internal control over financial reporting;
- reviewed and discussed with management, the internal auditor and PwC management's report on internal control over financial reporting and PwC's report on internal control over financial reporting;
- reviewed and discussed the company's compliance with Section 404 of the Sarbanes-Oxley Act of 2002;
- discussed major financial risk exposures with management and the steps management has taken to monitor and control such exposures, including risk assessment and risk management policies and processes;
- reviewed and discussed with management the design and operation of our Corporate Compliance Program designed to prevent, detect and remediate non-compliance with applicable laws, regulations, industry codes and Zimmer Biomet policies and procedures;
- reviewed and discussed with management our privacy, data security, business continuity and cyber security-related risk exposures;
- received and reviewed a report prepared by an independent public accounting firm in collaboration with our internal auditor regarding the testing of payments we made to healthcare professionals during 2020; the focus of the testing was to confirm that the payments were made on a basis consistent with identified requirements of our Corporate Compliance Program;
- discussed with management and the internal auditor the process used to support certifications by the CEO and CFO that are required by the SEC and the Sarbanes-Oxley Act of 2002 to accompany periodic filings with the SEC and the processes used to support management's report on internal control over financial reporting;
- pre-approved audit and permitted non-audit services in accordance with the policy described below;
- discussed with PwC the matters required to be communicated to the committee as described below;
- discussed the auditor's independence with PwC and made the conclusions regarding independence described below; and
- evaluated PwC's performance and considered factors relevant to the reappointment of PwC.

AUDIT COMMITTEE PRE-APPROVAL OF SERVICES OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has adopted a policy for pre-approval of audit and permitted non-audit services by our independent registered public accounting firm. The Audit Committee will consider annually and, if appropriate, pre-approve the provision of audit and permitted non-audit services. The Audit Committee will also consider on a case-by-case basis and, if appropriate, pre-approve specific services that are not otherwise pre-approved. Any proposed engagement that does not fit within the definition of a pre-approved service may be presented to the Audit Committee for consideration at its next regular meeting or, if earlier consideration is required, to the Chair of the Audit Committee between regular meetings. The Audit Committee Chair has the delegated authority to pre-approve such services up to a specified fee amount. These pre-approval decisions are reported to the full Audit Committee at its next scheduled meeting.

AUDIT AND NON-AUDIT FEES

The following table shows the fees that we paid or accrued for audit and other services provided by PwC for the years 2020 and 2019. All of the services described in the following fee table were approved in conformity with the Audit Committee's pre-approval process described above.

	(000's)	
	2020	2019
Audit Fees[1]	$ 8,058	$ 8,905
Audit-Related Fees[2]	421	473
Tax Fees[3]	1,823	2,840
All Other Fees[4]	29	3
Total Fees	$10,331	$12,221

(1) This category includes the audit of our annual financial statements, the audit of our internal control over financial reporting, the review of interim financial statements included in our quarterly reports on Form 10-Q and services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements for those years. This category also includes advice on accounting matters that arose during, or as a result of, the audit or the review of interim financial statements and statutory audits required by non-U.S. jurisdictions.

(2) This category consists of assurance and related services provided by PwC that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under "Audit Fees." The services for the fees disclosed under this category include attest services related to due diligence services, non-statutory financial reporting outside the U.S., employee benefit plan audits, accounting research and consultation, restructuring-related services and statutory reports for various countries.

(3) This category consists of tax services provided by PwC for tax compliance, tax advice and tax planning.

(4) This category consists primarily of fees for the use of PwC accounting research and other data insight tools as well as foreign immigration documentation services.

AUDIT COMMITTEE REPORT

The Audit Committee has reviewed and discussed with management and PwC the audited financial statements for the year ended December 31, 2020, and PwC's evaluation of the company's internal control over financial reporting. The committee has discussed with PwC the matters that are required to be discussed by the applicable requirements of the PCAOB and the SEC. PwC has provided the committee the written disclosures and the letter required by applicable requirements of the PCAOB regarding PwC's communications with the committee concerning independence, and the committee has discussed with PwC that firm's independence. The committee has concluded that PwC's provision of audit and non-audit services to the company and its affiliates is compatible with PwC's independence.

Based on the reviews and discussions described above, and subject to the limitations on the committee's role and responsibilities as described in this proxy statement and in the Audit Committee's charter, the Audit Committee recommended to the Board of Directors, and the Board approved, that the audited consolidated financial statements for the year ended December 31, 2020 be included in our Annual Report on Form 10-K for filing with the SEC.

Audit Committee

Robert A. Hagemann, Chair
Betsy J. Bernard
Gail K. Boudreaux
Larry C. Glasscock
Maria Teresa Hilado

EXECUTIVE COMPENSATION

Proposal 3 – Advisory Vote to Approve Named Executive Officer Compensation

The Board of Directors is committed to excellence in corporate governance and recognizes the interest our shareholders have expressed with respect to our executive compensation program. As a part of this commitment, and in accordance with Section 14A of the Exchange Act, our shareholders are being asked to approve, on a non-binding, advisory basis, the compensation of our named executive officers ("NEOs") as reported in this proxy statement. This proposal, commonly known as a "Say on Pay" proposal, gives shareholders the opportunity to endorse or not endorse our executive compensation program for our NEOs for 2020.

A detailed description of our executive compensation program is available in the Compensation Discussion and Analysis section of this proxy statement ("CD&A"). Our Board and Compensation and Management Development Committee believe that our executive compensation program is tied to performance, aligns with shareholder interests and merits shareholder support. Accordingly, the Board recommends that shareholders vote in favor of the following resolution:

"RESOLVED, that the shareholders of Zimmer Biomet Holdings, Inc. approve, on an advisory basis, the compensation of the company's named executive officers as disclosed in this proxy statement pursuant to the SEC's executive compensation disclosure rules, including the CD&A, the compensation tables and narrative disclosures."

Although this vote is non-binding, the Board and the Compensation and Management Development Committee value the views of our shareholders and will review the voting results. If there are significant negative votes, we will take steps to understand those concerns that influenced the vote, and consider them in making future decisions about executive compensation. We currently conduct annual advisory votes on executive compensation, and we expect to conduct the next advisory vote at our 2022 annual meeting of shareholders.

Our Board recommends a vote FOR the advisory resolution approving executive compensation.

COMPENSATION DISCUSSION AND ANALYSIS

EXECUTIVE SUMMARY

2020 NEOs

This CD&A describes the compensation of the following NEOs for 2020:

NEO	Title
Bryan Hanson	President and CEO
Suketu Upadhyay	Executive Vice President and CFO
Ivan Tornos	Group President, Global Businesses and the Americas
Sang Yi	President, Asia Pacific ("APAC")
Didier Deltort	President, Europe, Middle East and Africa ("EMEA")

2020 Say on Pay Vote

The Compensation and Management Development Committee of the Board (the "committee" in this CD&A and the executive compensation tables and narrative discussion that follow) has historically taken into consideration the results of our non-binding advisory votes on executive compensation (commonly referred to as "Say on Pay") when making future decisions regarding the structure and implementation of our executive compensation program.

At our 2020 annual meeting, shareholders showed strong support for our executive compensation program, with approximately 92% of votes cast approving our advisory Say on Pay resolution. The committee considered these results and, based on the strong level of shareholder support, the committee made no material changes in our executive compensation program for 2020 as a result of the 2020 Say on Pay vote. As reported in last year's proxy statement, in response to shareholder feedback, the committee had eliminated the opportunity for interim payouts under the annual performance-based restricted stock unit grant beginning with the February 2020 grant.

Impact of the COVID-19 Global Pandemic on Our Results and Executive Compensation

Impact of COVID-19 on Our Results

Our 2020 financial results were significantly impacted by the COVID-19 global pandemic. The vast majority of our net sales are derived from products used in elective surgical procedures, including joint replacement surgeries. As COVID-19 rapidly started to spread throughout the world and reached a pandemic level in March 2020, our net sales decreased dramatically as countries took precautions to prevent the spread of the virus with lockdowns and stay-at-home measures and as hospitals deferred elective surgical procedures. This resulted in net sales declines of 9.7 percent and 38.3 percent in the first and second quarters of 2020, respectively, when compared to the same prior year periods. In the third quarter of 2020, various levels of recovery in elective surgical procedures occurred, resulting in net sales growth of 2.0 percent when compared to the same prior year period. However, in the fourth quarter of 2020, we saw the pandemic worsen and elective surgical procedures were deferred again, especially late in the quarter. This was particularly prevalent in Europe, Middle East and Africa. As a result, our net sales declined in the fourth quarter of 2020 by 1.9 percent when compared to the same prior year period. For full-year 2020, our net sales declined by 12.0% compared to 2019 due to the deferral of elective surgical procedures as a result of the COVID-19 pandemic.

Actions Designed to Ensure Team Member Safety, Strengthen Our Financial Profile and Support Healthcare Professionals and Communities

We responded to the unprecedented disruption caused by the pandemic by taking decisive actions designed to ensure the safety of our team members, strengthen our financial profile and navigate the new environment, including the following:

- implemented measures designed to protect our 20,000 team members globally, including travel restrictions, work-from-home requirements and preventative measures at our facilities;
- took steps to maintain our financial flexibility, including refinancing $1.5 billion in debt that came due April 1, 2020, renegotiating the terms of our $1.5 billion revolving credit facility and securing an additional $1.0 billion credit facility (there were no outstanding borrowings under these credit facilities as of December 31, 2020 or as of the date of this proxy statement);

- contained costs in an effort to further support our liquidity profile, including temporarily reducing discretionary spending that we believed could be delayed with limited long-term detriment to the business and temporarily suspending or limiting production at certain manufacturing facilities (impacted team members received 80% of their pay and full benefits during this time period and were subsequently reimbursed for any lost pay); and

- took steps designed to further reinforce business continuity in our manufacturing facilities and proactively managed our supply chain to enhance our ability to continue to serve patients, providers and customers, including working closely with key suppliers to mitigate any potential supply disruptions and partnering with local governments to seek "essential business" exemptions for key suppliers.

As we were navigating the significant and sudden global decline in elective procedure volumes and demand for our products, we continued to take an active role in supporting healthcare professionals, hospitals and communities during the pandemic, including:

- donating supplies of personal protective equipment to local hospitals and non-profit organizations;

- partnering with an industry coalition and using 3-D printing technology to produce critical components for ventilators and face shields for healthcare professionals; and

- providing monetary donations to non-profit organizations in support of COVID-19 initiatives.

Actions Designed to Transform the Business and Accelerate Long-Term Growth

While the challenges and fluidity around COVID-19 persisted throughout 2020, we continued to take steps aligned with our active portfolio management and business transformation strategies designed to invest for greater value and prioritize innovation to better position the company for accelerated long-term growth, including the following:

- acquired Incisive LLC, an operating room ("OR") solutions company with technology designed to drive efficiency in the surgical setting through a comprehensive offering of "smart OR" infrastructure that we believe will be attractive to ambulatory surgery center customers;

- acquired A&E Medical Corporation, a sternal closure company, Relign Corp., an arthroscopy equipment company, and 3DIEMME Srl, a dental imaging company, primarily to expand our product offerings in the craniomaxillofacial and thoracic, sports medicine and dental markets;

- launched a large-scale, multimedia, direct-to-patient campaign, "Don't Let Pain Gain on You," in the U.S. focused on education and support for patients around elective procedures like joint replacement surgery, especially during the COVID-19 pandemic;

- formed a partnership with Hospital for Special Surgery ("HSS") to advance innovation on the mymobility® with Apple Watch® remote care management system designed to enable patients and practices around the world to leverage HSS' expertise in orthopedic patient care through Zimmer Biomet's platform; and

- announced, in conjunction with our fourth quarter 2020 earnings announcement, our intention to pursue a plan to spin off our Spine and Dental businesses to form a new and independent publicly traded company ("NewCo"), which we believe will allow Zimmer Biomet and NewCo to enhance their respective focus, meet the needs of patients and customers and achieve faster growth and greater value for all stakeholders.

Executive Compensation Actions Related to COVID-19

As described above, our net sales decreased dramatically in the first and second quarters of 2020 compared to the same prior year periods due to the deferral of elective procedures as a result of COVID-19. Procedure volumes were the lowest in April, with sequential improvement in May and June. Based on indications at that time, we expected that sequential improvement to continue in the third and fourth quarters, but possibly at a more modest pace than occurred from April to June, recognizing that the consequences of COVID-19 continued to be extremely fluid and there were many variables and uncertainties that could impact our performance. Some of these variables and uncertainties included, for example, a resurgence of the virus, governmental policy actions, patient fear, patient job losses and/or insurance coverage losses, and economic downturn. Against this backdrop, the committee took the following compensation-related actions related to COVID-19 during 2020:

Base Salaries. In early April, the committee approved temporary reductions in the base salaries of our NEOs in response to ongoing uncertainty surrounding the scope and duration of the COVID-19 pandemic and its impact on the company. Specifically, our CEO Mr. Hanson's base salary was reduced by 100% and the base salaries of each of the other NEOs was reduced by 25%, in each case until such time as the committee determined in its discretion. In late June, the committee approved the reinstatement of the NEOs' base salaries. In addition, the committee approved the payment in cash of an amount to each NEO equal to the amount of base salary that such NEO gave up during the reduction period.

401(k) Matching Contributions. In addition to reducing NEOs' base salaries, the committee approved the temporary suspension of the company's matching contributions to NEOs' 401(k) plan contributions. The company match was subsequently reinstated and NEOs' 401(k) accounts were credited for any match that was forgone during the suspension period.

Annual Cash Incentive Plan Design and Performance Targets. The committee originally approved performance targets under our annual cash incentive plan in early February based on the 2020 operating plan approved by the Board at that time. In March,

COVID-19 reached a pandemic level and we were impacted by a significant and sudden decline in elective procedure volumes. In early April, we announced that we expected the decline in elective procedure volumes observed in the first quarter to continue to have a significant negative impact in the second quarter and, given the ongoing uncertainty around the scope and duration of COVID-19, we were unable to quantify the impact on our financial results and were withdrawing the full-year financial guidance we had issued on February 4, 2020.

Throughout the next few months, management continued to navigate the crisis as discussed above and modeled various financial scenarios for full-year 2020 based on assumptions related to numerous variables and uncertainties, including the potential impacts of the following: a resurgence of the virus in markets around the globe, patient fear, patient/family member unemployment and/or loss of benefits or insurance coverage, flu season, governmental policy actions including shelter-in-place orders and the halting of elective surgical procedures, and economic downturn.

In light of the ongoing impact of the COVID-19 pandemic on our business and financial results as discussed above, the committee determined that the performance targets approved in early February were not reasonably achievable and the plan therefore no longer served its purpose as an incentive. Acknowledging that the circumstances associated with COVID-19 were not reasonably foreseeable or within the control of the company and that it was important to provide an incentive to ensure that NEOs and all other bonus-eligible team members remained focused on achieving key performance metrics during the second half of 2020, the committee approved mid-year changes to the plan. Specifically, the committee approved revised performance targets in line with the company's latest financial models. At the same time, the committee capped the potential payout under the plan at 100% target in light of the revised performance targets and the ongoing uncertainty as to the impact of COVID-19 in the second half of the year.

The committee decided to approve revised performance targets and reduce the potential payout under the plan, rather than shift to a completely discretionary cash incentive award for 2020 performance, because the committee believed that continuing to base team members' annual cash incentives on established performance measures would best serve the primary objectives of the annual incentive plan, including motivating team members to achieve key financial measures and individual objectives and driving specific behaviors that foster short-term and long-term growth and profitability.

In-Flight Long-Term Incentive Plan Awards. We had three performance-based restricted stock unit ("PRSU") awards outstanding during 2020: the 2018 grant, the 2019 grant and the 2020 grant. Despite the negative impact of COVID-19 on our net sales in 2020, and, accordingly, achievement of the targets under these awards, the committee determined to make no changes to the targets for NEOs. As a result, there was no payout under the 2018 grant for 2020 and there was a greatly reduced payout under the 2019 grant for 2020 relative to expectations based on the operating plan approved at the beginning of 2020 prior to COVID-19 reaching a pandemic level.

Summary of Cash and Incentive Plan Payouts for 2020: The below table sets forth our NEOs' 2020 annual incentive plan payouts as well as their payouts, if any, for 2020 under the PRSU component of our long-term incentive ("LTI") plan, as a percentage of the target opportunity and in terms of dollar amount or share number, as applicable. Additional details are provided later in this CD&A.

NEO	2020 Annual Incentive Plan Payout		2018-2020 LTI Plan Final (Year 3) Payout (2018 PRSU Grant)		2019-2021 LTI Plan Interim (Year 2) Payout (2019 PRSU Grant)	
	(%)	($)	(%)	(# of Shares)	(%)	(# of Shares)
Bryan Hanson	94.8	1,594,981	0.0	0	6.4	1,866
Suketu Upadhyay	94.8	589,200	—	Not applicable	—	Not applicable
Ivan Tornos	94.8	651,987	—	Not applicable	6.4	517
Sang Yi[1]	94.8	446,081	0.0	0	6.4	338
Didier Deltort[2]	94.6	456,846	—	Not applicable	6.4	315

(1) Mr. Yi's compensation was paid in Singapore Dollars during the first half of 2020 and in Hong Kong Dollars during the second half of 2020 and has been converted to U.S. Dollars for purposes of this table using the average exchange rates for 2020 of 1 SGD = 0.725159 USD and 1 HKD = 0.128924 USD.

(2) Mr. Deltort's compensation is paid in Swiss Francs and has been converted to U.S. Dollars for purposes of this table using the average exchange rate for 2020 of 1 CHF = 1.065469 USD.

KEY EXECUTIVE COMPENSATION PROGRAM PRACTICES

The committee has designed our executive compensation program and practices to align executives' financial interests with those of our shareholders. Following is a description of key program features and practices that illustrate this alignment:

✓ **Pay for performance.** A significant percentage of our NEOs' target total direct compensation opportunity, 91.1% for our CEO, is at-risk and variable with performance, including stock price performance.

✓ **Emphasis on long-term equity incentives**. We emphasize alignment between the interests of our NEOs and shareholders by significantly weighting NEOs' compensation toward long-term equity awards.

✓ **Clawback of incentive compensation.** Awards to executive officers under cash and equity incentive plans are subject to clawback in the event of certain financial restatements. In addition, equity awards are subject to clawback in the event an employee engages in conduct deemed detrimental to the interests of the company, including the breach of restrictive covenants or the violation of our Code of Business Conduct and Ethics or other policies, procedures or standards.

✓ **Robust stock ownership guidelines**. We require executives to hold equity with a value equal to a multiple of six times salary for our CEO and three times salary for each other NEO. 100% of net after-tax shares received upon vesting or exercise of awards must be retained until an executive meets the required ownership level.

✓ **Non-competition agreement required for equity award eligibility**. We require all employees to sign a non-competition agreement as a condition of receiving an equity award. The award is subject to clawback if the agreement is breached.

✓ **Policy prohibiting hedging, pledging and short sales.** We prohibit directors, officers and certain other employees from engaging in short sales of our stock, trading in instruments designed to hedge against price declines in our stock, holding our stock in margin accounts or pledging our stock as collateral for loans or other obligations.

✓ **No repricing or exchange of underwater stock options**. Our equity incentive plans prohibit repricing or exchange of underwater stock options without shareholder approval.

✓ **No dividends or dividend equivalents paid or accrued on unearned performance-based equity awards**. We do not pay or accrue dividends until shares have been earned and issued.

✓ **No employment contracts**. We employ our NEOs on an "at will" basis with no employment contracts.

✓ **Double trigger change in control benefits**. We require a double trigger for change in control severance benefits and equity awards; that is, cash severance will not be paid, and the vesting of equity awards will not be accelerated, except in the event of a qualifying termination of employment in connection with a change in control.

✓ **No excise tax gross-ups in post-2009 agreements**. We have no gross-up provisions in change in control severance agreements entered into after July 2009. Accordingly, we have only one agreement with gross-up provisions in place.

✓ **Limited perquisites**. We do not provide significant perquisites to our NEOs. For efficiency and security reasons, Messrs. Hanson, Upadhyay and Tornos are permitted limited personal use of our corporate aircraft.

✓ **Maximum payout caps**. We place caps on maximum payouts under our annual cash incentive plan and our performance-based equity awards.

✓ **Annual shareholder "say on pay" vote and ongoing shareholder engagement**. We engage with shareholders throughout the year and solicit feedback regarding our compensation practices.

✓ **Independent advisor to the committee**. The committee regularly consults with an independent compensation advisor.

COMPENSATION PHILOSOPHY AND ELEMENTS

Our Executive Compensation Philosophy

Our executive compensation program is designed to achieve the following fundamental objectives:

- attract, retain and motivate a highly qualified and effective senior leadership team;
- focus executives' attention on specific financial, operational and strategic objectives;
- create a direct relationship between pay and performance;
- align executives' interests with the long-term interests of our shareholders;
- recognize company and individual performance; and
- reflect the value of each executive's position in the market and within the company.

To accomplish these objectives, the committee annually reviews and approves our executive compensation program components and target compensation levels, as well as specific performance metrics and targets, payout ranges and actual payouts.

For the NEOs, the committee establishes target compensation consistent, to the extent possible, with comparable positions in our peer group. Our practice is to target total direct compensation (including base salary, target annual cash incentive opportunities and target long-term equity-based incentives) at market competitive levels. Target compensation for individual executives may vary based on a variety of factors, such as experience and time in the position, the nature of the executive's responsibilities, criticality of the role and difficulty of replacement, internal equity, retention concerns, individual performance and expected future contributions, readiness for promotion to a higher level, and, in the case of externally recruited executives, compensation earned at a prior employer.

Specific consideration is given to the weighting of fixed and at-risk components of pay relative to the peer group. The committee seeks to provide a total pay opportunity that is competitive with our closest peer group and industry competitors, but which also places a greater emphasis on at-risk equity-based compensation.

Elements of Executive Compensation

The following table describes the elements of target direct compensation for 2020. Our compensation program uses a mix of fixed and variable compensation elements and provides alignment with both short- and long-term business goals through annual incentive and LTI opportunities. We also offer retirement plans and benefits that are generally available to all employees, and we provide a limited range of perquisites.

Element and Key Characteristics	Objectives
Base Salary	
• Only fixed compensation component; payable in cash • Reviewed annually and adjusted when appropriate • 2020 NEO increases: 3% – 5%	• Provide a base level of competitive cash compensation • Attract and retain executive talent • Recognize increased responsibilities through promotional increases
Annual Cash Incentive Opportunity	
• Variable compensation component payable in cash based on performance against established goals and assessment of individual performance • Target awards are based on a percentage of base salary • Tied to consolidated results to drive total company performance in 2020 • Payouts for 2020 could range between 0% and 100% of target • 2020 NEO payouts: 94.6% – 94.8% of target	• Motivate and reward executives for achievement of key financial measures and individual objectives • Drive specific behaviors that foster short-term and long-term growth and profitability

Element and Key Characteristics	Objectives
Annual LTI Award: Stock Options (50% of annual equity award)	
• Nonqualified stock options • Vest ratably over four years • Ten-year term • Provide value to NEOs only when shareholders realize positive returns on their investment in the company over a corresponding period	• Motivate NEOs to drive the long-term performance of the company; stock option value is tied directly to stock price performance after the date of grant • Align NEOs' interests with long-term shareholder value; shares received upon exercise are subject to retention requirements under stock ownership guidelines • Attract and retain executive talent
Annual LTI Award: PRSUs (50% of annual equity award)	
• Three-year performance period • Since 2018, 50% based on constant currency revenue growth and 50% based on relative TSR compared to the companies included in the S&P 500 Health Care Index • For 2018 and 2019 grants only, opportunities for interim payouts after year one (0-33.3% of target) and year two (0-66.7% of target, less shares issued after year one) based upon performance to date • The cumulative total payout over the three-year performance period may not exceed 200% of target • 2020 payouts: • 2020 grant: Not applicable; no opportunity for payouts prior to the end of the three-year performance period • 2019 grant (year two interim payout): 6.4% of target • 2018 grant (year three final payout): 0.0% of target	• Motivate achievement of multi-year performance objectives that enhance shareholder value • Align NEOs' interests with long-term shareholder value; earned PRSUs are settled in shares of common stock that are subject to retention requirements under stock ownership guidelines • Attract and retain executive talent • Opportunities for interim payouts (2018 and 2019 PRSU grants only) designed to boost employee morale and retention during our turnaround; as disclosed in last year's proxy statement, in light of shareholder feedback, this interim payout feature was eliminated beginning with the 2020 PRSU grant

COMPENSATION MIX

Our NEOs' total direct compensation is heavily weighted toward variable compensation elements, meaning actual amounts earned will vary as a result of company and individual performance, as well as business unit or geographic results where applicable. We emphasize performance-based compensation that appropriately rewards executives for delivering results that meet or exceed multiple pre-established goals over one-, two-, three- and four-year periods, with metrics and targets selected because they are directly linked to our strategic goals. In addition, our long-term incentive program rewards absolute stock price growth as well as constant currency revenue growth and relative TSR.

As executives assume greater responsibilities, more of their pay is contingent on company performance. With respect to 2020, 91.1% of our CEO's target total direct compensation was variable and tied to our annual and long-term performance, including stock price performance. The committee assesses each NEO's target total direct compensation opportunity annually to facilitate alignment with the objectives of our compensation program and market practice.

	2020 Target Total Direct Compensation			
NEO	Base Salary	Annual Incentive[1]	PRSUs[1] (Grant Date Fair Value)	Stock Options[1] (Grant Date Fair Value)
Bryan Hanson	8.9%	13.1%	39.0%	39.0%
Suketu Upadhyay	17.9%	16.1%	33.0%	33.0%
Ivan Tornos	17.9%	16.9%	32.6%	32.6%
Sang Yi	22.1%	17.7%	30.1%	30.1%
Didier Deltort	23.6%	18.9%	28.8%	28.8%

(1) Denotes performance-based compensation. We consider stock options to be performance-based because they require stock price appreciation to deliver any value to an executive.

BASE SALARY

Base salary increases for our global employee population, including NEOs, are generally effective in April of each year. In February 2020, the committee approved NEOs' base salaries for 2020, taking into consideration each NEO's 2019 performance, our 2020 employee merit increase guidelines, market data based on peer group benchmarking, internal equity and certain other factors. After considering these factors, the committee approved base salaries for 2020 that represent year-over-year increases as follows:

- Mr. Hanson – 4.5%
- Mr. Upadhyay – 3.0%
- Mr. Tornos – 5.0%
- Mr. Yi – 4.0%
- Mr. Deltort – 4.0%

Although base salary increases are generally effective in April, the forgoing base salary increases were deferred and all NEOs were subject to reductions in their respective base salaries that took effect in early April and continued until late June, including a 100% reduction applicable to Mr. Hanson and 25% reductions for other NEOs. When the NEOs' base salaries were reinstated in late June, they reflected the forgoing base salary increases. Further, the committee approved the payment in cash of an amount to each NEO equal to the amount of base salary that such NEO gave up during the reduction period, including the deferred base salary increases. See "EXECUTIVE SUMMARY – Impact of the COVID-19 Global Pandemic on Our Results and Executive Compensation – Executive Compensation Actions Related to COVID-19."

CASH INCENTIVES

Annual Cash Incentive Plan

In determining the target awards for our NEOs under our annual cash incentive plan for 2020, the committee reviewed the NEOs' job responsibilities, market data based on peer group benchmarking and internal equity. After considering these factors, the committee increased Mr. Hanson's target award from 140% to 150% of his annual base salary and increased Mr. Tornos' target award from 90% to 95% of his annual base salary. The committee made no changes to other NEOs' target awards, maintaining Mr. Upadhyay's target award at 90% of his base salary and maintaining Messrs. Yi's and Deltort's target awards at 80% of their respective base salaries.

The committee selected three financial measures by which to assess our 2020 performance for purposes of the awards under the annual cash incentive plan. The below table shows the selected financial performance measures, their respective weightings and the rationale for their selection.

Performance Measure	Weighting	Rationale
Consolidated constant currency revenue	40%	The committee used revenue because it measures our ability to innovate and compete in the global marketplace, it focuses NEOs on top-line sales growth, it is one of the primary bases on which we set performance expectations for the year, it is a widely-used measure of overall company performance and the committee believes it is highly correlated to shareholder return. It is also a measure with respect to which we generally provide financial guidance to the investment community. Constant currency revenue is a non-GAAP financial measure.*
Adjusted diluted earnings per share ("EPS")	40%	The committee used adjusted EPS because it is one of the primary bases on which we set performance expectations for the year, it is consistent with how we provide earnings guidance and report our operating results to the investment community, earnings is a widely-used measure of overall company performance and the committee believes it is highly correlated to shareholder return. Adjusted EPS is a non-GAAP financial measure.*
Consolidated free cash flow	20%	The committee used cash flow because it recognizes the importance of the efficient use of cash on our ability to fund investments in our business, including internal and external development, innovation and geographic expansion. It is also a measure with respect to which we generally provide financial guidance to the investment community. Free cash flow is a non-GAAP financial measure.*

* See footnotes (3), (4) and (5) to the "2020 Annual Cash Incentive Plan" table below and Appendix A for a discussion of our non-GAAP financial measures and reconciliations of those measures to the most directly comparable financial measures determined in accordance with U.S. generally accepted accounting principles ("GAAP").

EXECUTIVE COMPENSATION

The committee believes that together, these measures provide a balanced set of performance targets that focus on growth, profitability and operating efficiency.

As described more fully above under "EXECUTIVE SUMMARY – Impact of the COVID-19 Global Pandemic on Our Results and Executive Compensation," in light of the ongoing impact of the COVID-19 pandemic on our business and financial results, the committee determined that the annual incentive plan performance targets approved in early February were not reasonably achievable and the plan therefore no longer served its purpose as an incentive. Acknowledging that the circumstances associated with COVID-19 were not reasonably foreseeable or within the control of the company and that it was important to provide an incentive to ensure that NEOs and all other bonus-eligible team members remained focused on achieving key performance metrics during the second half of 2020, the committee approved mid-year changes to the plan. Specifically, the committee approved revised performance targets in line with the company's latest financial models. At the same time, the committee capped the potential payout under the plan at 100% of target in light of the revised performance targets and the ongoing uncertainty as to the impact of COVID-19 in the second half of the year.

The committee set performance metrics based on our consolidated results for all NEOs. The committee believed this was appropriate for 2020 in order to focus executives' attention on driving total company results, rather than specific geographic or business line results, due to the negative impact of the COVID-19 pandemic on elective surgical procedure volumes globally and the corresponding adverse impact on our business.

The payout curves applied to these performance measures are shown below:

Payout curves applied to performance measures					
Consolidated Constant Currency Revenue		Adjusted EPS		Consolidated Free Cash Flow	
Achievement Percentage	Payout (% of Target)	Achievement Percentage	Payout (% of Target)	Achievement Percentage	Payout (% of Target)
103%+	100%	108%+	100%	110%	100%
100%	50%	100%	50%	100%	50%
97%	25%	92%	25%	90%	25%
Less than 97%	0%	Less than 92%	0%	Less than 90%	0%

The annual performance measures, targets (as revised by the committee as discussed above), our actual performance against the targets and the resulting achievement and payout percentages for 2020 are shown in the below table. If the committee had not approved revised performance targets that it believed were reasonably achievable in light of the ongoing impact of the COVID-19 pandemic on elective surgical procedure volumes globally, our business and financial results, our actual performance in 2020 would have resulted in no payout under the original targets.

2020 Annual Cash Incentive Plan Performance and Payout Percentages	($ in millions, except EPS)				Weighted
	Target ($)	Actual ($)	Achievement[1][2] (%)	Weight (%)	Payout[1][2] (%)
Consolidated constant currency revenue[3]	6,812	6,964	102.2	40	34.8
Adjusted EPS[4]	4.88	5.67	116.2	40	40.0
Consolidated free cash flow[5]	420	795	189.3	20	20.0
				Sub-total	94.8
			Impact of global quality bonus modifier[6]	x1.00	
				Total weighted payout	94.8

(1) Achievement percentages, weighted payout percentages, subtotal weighted payout percentages and total weighted payout percentages are computed from the underlying whole numbers rather than the rounded numbers presented in this table and, therefore, the percentages and totals may not correspond exactly to the rounded numbers.

(2) The achievement percentage for each performance measure was applied to the relevant payout curve (set forth above) to determine the payout percentage for that measure. The resulting payout percentages were then weighted and summed.

(3) When measuring actual performance against the target for consolidated revenue, the committee made adjustments to eliminate the impact of fluctuations in foreign currency exchange rates during the year, whether positive or negative, compared to the rates that were budgeted when the targets were set. The committee eliminated the impact of foreign currency translation so that only our underlying performance is measured; the committee does not believe it is desirable to either reward or penalize executives based on the impact of foreign currency swings. These adjustments result in "constant currency" revenue, which is a non-GAAP financial measure. See Appendix A for a reconciliation of reported revenue to constant currency revenue.

(4) The performance measure adjusted EPS under the 2020 annual cash incentive plan provided for certain non-GAAP adjustments so that the performance measure would more consistently reflect underlying business operations than the comparable GAAP measure and would be consistent with the measure management uses when evaluating the performance of the business internally, as well as with how management generally provides earnings guidance and reports the company's operating results to the investment community.

The committee believes adjusted metrics allow us to connect pay and operational performance more effectively and are more aligned with how shareholders expect the company and our peers to measure performance. The goal of adjusting metrics from GAAP requirements is to provide meaningful incremental information that allows investors to make period-to-period comparisons that are not impacted by certain items that can cause dramatic changes in reported income but that do not impact the fundamentals of our operations. The committee believes that adjusted metrics are therefore often the most appropriate metrics to use when incentivizing executives to make decisions that are aligned with the long-term interests of shareholders. While GAAP provides accounting uniformity across companies, GAAP requires the inclusion of items that may not be reflective of our core operations. In the case of EPS, we adjust for certain items in the following categories: inventory and manufacturing-related charges; intangible asset amortization; goodwill and intangible asset impairment; restructuring and other cost reduction initiative expenses; quality remediation expenses; acquisition, integration and related gains and expenses; litigation gains and charges; expenses to establish initial compliance with the European Union Medical Device Regulation; other charges; any related effects on our income tax provision associated with the foregoing items; the effect of Switzerland tax reform; and other certain tax adjustments.

The committee believes using adjusted metrics is important when setting performance targets. Using only GAAP metrics could result in performance targets that incorporate certain items outside of a management team's control and reduce comparability and could also result in performance targets that are misaligned with the long-term interests of the company and shareholders. We believe our shareholders recognize that adjusted metrics are indicators of core operational performance. We also understand that our shareholders commonly make adjustments to inform their own views of historical and future expectations for underlying operational performance. Our disclosures showing our adjustments to GAAP earnings help guide shareholders' own evaluation of the company's performance. The majority of S&P 500 companies disclose non-GAAP metrics when reporting financial results, which we believe is reflective of shareholders' interest in, and understanding of, both GAAP and non-GAAP results.

We provide thorough disclosure of the adjustments made to our GAAP financials. We provide reconciliations between EPS and adjusted EPS on a quarterly and annual basis. In addition, if the committee, in its discretion, determines any additional adjustments are appropriate, those additional discretionary adjustments are disclosed in our proxy statement, as well as a narrative explaining any discretionary adjustments. Shareholders are therefore able to see the exact adjustments we make for the purposes of their analysis. However, the committee does not believe that GAAP metrics are as appropriate for purposes of our compensation program, as it believes adjusted results better reflect core operating results.

See Appendix A for additional details on each adjustment as well as a reconciliation of EPS to adjusted EPS.

(5) Free cash flow is determined by deducting our investments in surgical instruments (used by healthcare professionals during surgery to implant medical devices) and other property, plant and equipment from net cash provided by operating activities. Free cash flow represents the cash that we generate after accounting for cash outflows to support operations and maintain or expand our capital asset base, and is an indicator of our ability to pay debt, pay dividends, repurchase shares of our stock and facilitate the growth of our business. The committee believes this is a key measure of our performance for investors to understand and for which management should be held accountable in the annual cash incentive plan. Free cash flow is a non-GAAP financial measure. See Appendix A for a reconciliation of net cash provided by operating activities to free cash flow.

(6) See below for a discussion of the global quality bonus modifier.

Global Quality Bonus Modifier

As noted on the inside front cover of this proxy statement, our second Guiding Principle is commitment to the highest standards of patient safety and quality in our products and services and to world-class integrity and ethical business practices. In support of this Guiding Principle, and to drive accountability for compliance with, and sustained improvements in, our global quality system, the committee included a global quality bonus modifier component to the annual cash incentive plan for 2020. As depicted in the below payout matrix, as applied to NEOs, the modifier was designed such that, based on the achievement of specified global quality metrics related to our U.S. Food and Drug Administration ("FDA") inspection results, it could result in a decrease to the NEOs' 2020 bonus payouts by up to five percent (5%). The payout matrix was developed based on historical information.

2020 Global Quality Sustainability Improvement Payout Matrix		
Average Number of FDA Form 483 Observations per Inspection	Number of FDA Warning Letters Issued in 2020	
	No Warning Letter Issued	**Any Warning Letter Issued**
0-3.0	Zero	-2.5%
3.01-5.00	-2.5%	-2.5%
5.01>	-5.0%	-5.0%

In 2020, across our global network, we resolved one FDA Warning Letter, we received no new FDA Warning Letters and our average number of Form 483 observations per inspection was less than 3.0. As a result, the global quality bonus modifier had no impact on 2020 bonus payouts.

Individual Performance

Once the potential payout amounts under the annual cash incentive plan were computed based on our financial performance and the global quality bonus modifier as described above, the committee considered each NEO's individual performance during 2020 to determine the actual cash incentive payment amounts. Based on its assessment of an NEO's individual performance, the committee could increase or decrease the NEO's payout by up to ten percent (10%) of the NEO's target opportunity.

The committee considered each NEO's achievement of established goals and objectives, his contributions to our performance and other leadership attributes and accomplishments. The goals set for each NEO for 2020 reflected the wide range of responsibilities that are attributed to each and included goals pertaining to corporate strategy, growth drivers, corporate compliance and regulatory compliance, including product quality and safety, among other areas. Based on its assessment of individual performance in relation to those goals, the committee determined it was appropriate to decrease Mr. Deltort's payout very slightly (by $859), resulting in a total payout of 94.6% of target opportunity. With respect to the other NEOs, the committee approved actual payments equal to the weighted payout percentage under the annual cash incentive plan set forth above (i.e., 94.8% of target opportunity).

2020 Annual Cash Incentive Payouts

Set forth below are the payouts to our NEOs under our annual cash incentive plan for 2020 based on company and individual performance as described above.

| | Annual Cash Incentive Plan | | | |
| | Opportunity | | Actual Payment | |
NEO	(as a % of Base Salary)	(at Target Performance)	(as a % of Target Opportunity)	
Bryan Hanson	150%	$1,682,469	94.8%	$1,594,981
Suketu Upadhyay	90%	$ 621,519	94.8%	$ 589,200
Ivan Tornos	95%	$ 687,750	94.8%	$ 651,987
Sang Yi[1]	80%	$ 470,549	94.8%	$ 446,081
Didier Deltort[2]	80%	$ 482,870	94.6%	$ 456,846

(1) Mr. Yi's compensation was paid in Singapore Dollars during the first half of 2020 and in Hong Kong Dollars during the second half of 2020 and has been converted to U.S. Dollars for purposes of this table using the average exchange rates for 2020 of 1 SGD = 0.725159 USD and 1 HKD = 0.128924 USD.

(2) Mr. Deltort's compensation is paid in Swiss Francs and has been converted to U.S. Dollars for purposes of this table using the average exchange rate for 2020 of 1 CHF = 1.065469 USD.

EQUITY INCENTIVES

Equity incentives are the most significant component of each NEO's compensation package. The committee believes the emphasis on equity awards is appropriate as these officers have the greatest role in establishing the company's direction and should have the greatest proportion of their compensation aligned with the long-term interests of shareholders.

In February 2020, the committee awarded an annual grant of stock options and PRSUs to each of our NEOs. These awards are discussed more fully below.

Annual Equity Awards

Equity Grant Value Determination

In determining target grant values for the 2020 annual grant of long-term equity-based awards, the committee reviewed market data based on peer group benchmarking in order to determine grant levels that would be competitive with the market. The committee also took into consideration other factors, including the target annual grant value awarded to each NEO in 2019, each NEO's 2019 performance, including his contribution to our 2019 performance, the committee's expectations of each NEO's future contributions to the company, internal equity, shares available to be granted, potential shareholder dilution and the expense associated with stock-based compensation. The committee noted that the benchmarking review revealed that the target value of awards granted to our NEOs in 2019 significantly lagged the target value of awards granted by comparable companies to executives in similar roles, particularly with respect to Messrs. Hanson and Tornos, and, therefore, that such awards were not adequately aligned with our compensation philosophy. After considering these factors, the committee approved the following awards in February 2020:

NEO	Grant Date Fair Value of Target 2020 Annual LTI Award	Percentage Increase Over Target 2019 Annual LTI Award
Bryan Hanson	$10,000,052	20.5%
Suketu Upadhyay	$2,550,098	Not applicable
Ivan Tornos	$2,650,078	15.2%
Sang Yi	$1,600,360	6.7%
Didier Deltort	$1,470,004	5.0%

The committee considered these target grant values in connection with its determination of each NEO's total compensation for 2020.

Equity Award Types

The 2020 annual equity awards granted to the NEOs included an equal mix (based on grant date fair value) of stock options and PRSUs. The stock options will have value only to the extent the price of our stock rises after the grant date and the vesting of the PRSUs is contingent on achievement of financial performance measures over a three-year period.

PRSU Design

In 2018, after considering feedback from investors and in consultation with its consultant, Willis Towers Watson, the committee approved a new plan design applicable to employees at or above the Vice President level. Feedback provided by investors was that the computation of the previous performance metric, internal total shareholder return (iTSR), driven by operating profit growth and free cash flow yield, was overly complicated and that performance metrics more directly tied to shareholder value creation would be preferable.

The new plan design measures performance based on our constant currency revenue growth and relative TSR versus the companies included in the S&P 500 Health Care Index (with each measure weighted equally). The committee selected these metrics because they directly relate to shareholder value creation.

- Constant currency revenue growth measures our ability to innovate and compete in the global marketplace, it focuses NEOs on top-line sales growth, it is one of the primary bases on which we set performance expectations for the year, it is a widely-used measure of overall company performance and the committee believes it is highly correlated to shareholder return. The committee eliminated the impact of foreign currency translation so that only our underlying performance is measured; the committee does not believe it is desirable to either reward or penalize executives based on the impact of foreign currency swings.
- Relative TSR measures our stock price performance (assuming reinvestment of dividends) during the measurement period against that of a group of healthcare equipment and services and life sciences companies facing similar business conditions. For this calculation, we use a 20 consecutive trading day average at the beginning and end of the measurement period for Zimmer Biomet and each company included in the S&P 500 Health Care Index. If we have a negative TSR for the measurement period, the payout under this metric will be capped at target regardless of our percentile rank within the S&P 500 Health Care Index constituents. The committee believes that in this situation, NEOs should still be rewarded for superior relative TSR performance, but that it is appropriate to limit the payout.

2018 and 2019: To create greater focus and incentive around the execution of our two-year turnaround plan, for the 2018 and 2019 grants only, the design provided an opportunity for interim payouts after year one (0-33.3% of target) and year two (0-66.7% of target, less shares issued after year one) of the three-year performance period based upon performance to date. Any shares issued after the first and second years will reduce the number of shares issued after completion of the three-year performance period (but not below zero). The cumulative payout over the three-year performance period may not exceed 200% of target.

2020: For the 2020 PRSU grant, consistent with our expectations and in light of shareholder feedback as discussed in last year's proxy statement, we returned to a three-year performance period with no opportunity for interim payouts prior to the end of the performance period.

PRSU Payouts

As discussed above under "EXECUTIVE SUMMARY – Impact of the COVID-19 Global Pandemic on Our Results and Executive Compensation," the pandemic had a significant negative impact on our 2020 net sales due to the deferral of elective procedures, including joint replacement surgeries. This negative impact on our net sales resulted in no payout for our NEOs for 2020 under our 2018 PRSU grant and a significantly reduced payout for 2020 under our 2019 PRSU grant relative to what was projected before COVID-19 reached a pandemic level.

The performance measures, targets, actual performance against target and the resulting payouts and PRSUs earned, if any, in 2020 were as follows:

	2018 PRSU Grant 2018-2020 Performance Period Year 3 (2020) Performance			2019 PRSU Grant 2019-2021 Performance Period Year 2 (2020) Performance		
	Threshold	Target	Stretch	Threshold	Target	Stretch
Relative TSR Performance Target[1]	25th percentile	50th percentile	90th percentile	25th percentile	50th percentile	90th percentile
TSR Performance		30.24%			40.30%	
Relative TSR Percentile Rank (S&P 500 Health Care Index)		45.40%			59.60%	
Relative TSR Performance Payout[2]		90.80%			119.20%	
	Threshold	Target	Stretch	Threshold	Target	Stretch
Constant Currency Revenue Growth Target	0.75%	1.50%	2.33	1.37%	2.00%	2.62%
Constant Currency Revenue Growth Performance (2018 three-year CAGR / 2019 two-year CAGR)		-3.36%			-5.38%	
Constant Currency Revenue Growth Payout[2]		0.00%			0.00%	
PRSUs Earned in 2020 (as a percentage of target PRSUs granted)[2],[3],[4]		0.0%			6.4%	

(1) Payout under this component will be capped at target if our TSR is negative. The TSR calculation uses a 20 consecutive trading day average at the beginning and end of the measurement period.

(2) The 2018 and 2019 grants offered the potential for interim payouts (capped at target – 100%) after each of the first two years of the performance period. Maximum payout in year one as a percentage of target PRSUs granted was 33.3%. Maximum payout in year two as a percentage of target PRSUs granted was 66.7% minus any shares issued in the year one payout.

(3) Computed as follows for the 2018 grant (year three payout): Excess, if any, of [(50% x Relative TSR Performance Payout) + (50% x Constant Currency Revenue Growth Payout)] over the sum of year one interim payout (26.3%) and year two interim payout (40.4%).

(4) Computed as follows for the 2019 grant (year two interim payout): Excess, if any, of [[(50% x Relative TSR Performance Payout) + (50% x Constant Currency Revenue Growth Payout)] x 66.7%] over year one interim payout (33.3%).

OTHER COMPENSATION

Employment and Change in Control Severance Agreements

We do not have employment agreements with our NEOs; however, we have entered into change in control severance agreements with them. These agreements are intended to maintain continuity of management, particularly in the context of a transaction in which we undergo a change in control.

These agreements are "double triggered," which means that an executive is only entitled to severance payments if:

- we experience a change in control as defined in the agreement; and
- the executive's employment is terminated in a qualifying termination.

The committee believes that it is appropriate to provide the NEOs with the specified severance in the event that their employment is terminated in connection with a change in control or their position is modified in such a way as to diminish their compensation, authority or responsibilities. See "Change in Control Arrangements" in the narrative discussion following the Potential Payments upon Termination of Employment table for a more detailed description of the material terms of these agreements.

Since 2009, all change in control severance agreements that we have entered into with newly hired or promoted executives contain no excise tax gross-up provisions. Accordingly, we have only one agreement that contains such provisions.

Severance Benefits (Unrelated to a Change in Control)

We maintain an Executive Severance Plan applicable to certain members of our executive leadership team, which currently consists of our executive officers and certain other members of senior management. Under the plan, following a termination by us of a participant's employment, unless his or her employment is terminated for misconduct or any of the other reasons specified in the plan, a participant will be eligible to receive a lump-sum severance amount equal to two times (for Mr. Hanson) or one times (for other participants) the sum of (1) his or her annualized base salary in effect when the termination occurs and (2) his or her target annual bonus amount in effect when the termination occurs.

In addition, if a participant's employment is terminated on or after January 1 but prior to the payment date for bonuses related to the previous calendar year under the annual cash incentive plan, and the participant was eligible to participate in the annual cash incentive plan immediately prior to the separation and is entitled to severance benefits under the Executive Severance Plan, the participant's severance benefit will be increased by the value of the bonus he or she would have received under the annual cash incentive plan, if any, had he or she remained employed on the payment date.

Participants eligible to receive severance benefits under the Executive Severance Plan and who are eligible to elect COBRA will also be eligible to receive a lump-sum amount equal to the then-current monthly COBRA premium (for medical and dental insurance only) in effect the day prior to the separation date, multiplied by 24 for Mr. Hanson and by 12 for other participants. Eligible participants will also be offered outplacement services with a value not to exceed $25,000, or an equivalent cash benefit in the plan administrator's discretion.

Similar to our broad-based severance plan, to receive benefits under the Executive Severance Plan, a participant must sign a general release of claims and continue to be bound by the terms of his or her non-competition agreement with us. If a participant violates or breaches any term of the plan or the general release or any restrictive covenant agreement with us, or if facts are later disclosed or discovered that could have supported the participant's termination for cause and would have rendered the participant ineligible to receive severance benefits under the plan, then the participant will forfeit any and all rights to benefits under the plan and, to the extent benefits have already been paid, must repay the full amount within 15 days of written notice from us.

Retirement and Other Post-Employment Benefits

During 2020, NEOs based in the U.S. were eligible to participate in the following plans:

- our 401(k) plan; and
- our deferred compensation plan ("DCP").

We originally established the 401(k) plan in 2001 to maintain levels of benefits consistent with those of our former parent company. We established the DCP in 2016 following the Biomet merger to harmonize and align the legacy Zimmer and Biomet benefit plans. The DCP provides executives with the opportunity to defer each year, on a pre-tax basis, up to 50% of base salary and up to 95% of annual incentive awards. With the adoption of the DCP, we amended three legacy non-qualified Zimmer and Biomet plans to remove provisions of those plans that allowed executives to defer compensation.

We offer retirement and post-employment benefit plans in an effort to remain competitive with market practices, retain talented employees, assist employees in preparing for retirement, provide income to employees following retirement and, in the case of the DCP, provide benefits to eligible employees that are comparable, as a percentage of compensation, to benefits provided to employees whose compensation is not subject to limits under U.S. law. We believe that the total retirement benefits we provide are comparable to the retirement benefits provided by other companies within the medical device and biotech industries. Additionally, the cost of providing retirement benefits generally affects decisions regarding the types and amounts of other compensation and benefits that we may offer our employee population as a whole, but the provision of, or an NEO's accumulated benefit under, our retirement plans generally does not affect decisions regarding the types or amounts of other compensation paid to that NEO in a given year. These plans are discussed in greater detail in the narratives following the Pension Benefits in 2020 table and the Nonqualified Deferred Compensation in 2020 table. For a description of the non-U.S. plans in which Messrs. Yi and Deltort participate, see the Pension Benefits in 2020 table and the narrative that follows it.

Disability Compensation

NEOs based in the U.S. may participate in the Restated Zimmer Biomet Holdings, Inc. Long-Term Disability Income Plan for Highly Compensated Employees. This plan is funded from our general assets, long-term disability insurance and individual disability insurance policies for which we pay. The plan provides disability benefits, as a percentage of total compensation, that are comparable to benefits provided to employees whose compensation is not limited for purposes of determining benefits payable under our base long-term disability insurance plan.

Perquisites

We provide executives with a limited range of perquisites or other benefits not generally available to all salaried employees. For 2020, these included the DCP, an executive physical program, applicable non-U.S. pension plans and the long-term disability income plan discussed above. We do not provide executives with company cars, car allowances or payment of office parking fees unless they are living overseas and such practices are consistent with local market practice. We generally do not provide executives with personal tax assistance; however, in 2020, as shown in the footnotes to the 2020 Summary Compensation Table, we provided such assistance to Mr. Deltort in connection with certain tax matters arising from a relocation. Also as shown in the footnotes to the 2020 Summary Compensation Table, we paid Mr. Yi cash in lieu of an incentive award trip that he (and a group of employees) earned for outstanding performance in the Asia Pacific region.

We provide all management-level employees who relocate their principal residence at our request with benefits provided under our relocation assistance program, including, for example, reimbursement of temporary housing and moving expenses and associated tax gross-up payments. In 2020, we provided tax gross-up payments to Mr. Tornos of less than $17,000 associated with relocation-related benefits as shown in the footnotes to the 2020 Summary Compensation Table.

Mr. Hanson was permitted reasonable personal use of our corporate aircraft in 2020 up to $150,000 in aggregate incremental cost to us. Further, pursuant to a time sharing agreement between Mr. Hanson and us, he is permitted to reimburse us for the incremental cost of his personal use of our corporate aircraft consistent with Federal Aviation Administration regulations. Messrs. Upadhyay and Tornos are permitted limited personal use of our corporate aircraft with prior approval. These executives are personally taxed on their personal use of our corporate aircraft and we do not provide them with any tax gross-up payments. The aggregate incremental cost to us for our NEOs' personal use of our corporate aircraft in 2020 is included in the footnotes to the 2020 Summary Compensation Table.

THE COMMITTEE'S PROCESSES AND ANALYSES

Role of Committee and Input from Management. The committee is responsible for determining our executive compensation strategies, structure, policies and programs and must specifically approve compensation actions relating to our NEOs.

When setting compensation for our executives, the committee receives input from management and from Willis Towers Watson ("WTW"). The committee gives significant consideration to the recommendations of management when setting compensation for our NEOs other than our CEO. Management's recommendations include specific amounts for base salaries, target cash incentive opportunities and equity-based awards. These recommendations are typically developed initially by our Human Resources personnel, taking into consideration such factors as compensation history, tenure, internal equity, responsibilities and retention concerns to maintain consistency among our executives. These recommendations are then reviewed, and may be changed, by our CEO, who also considers his own assessment of the performance of each executive officer other than himself. Our CEO and senior Human Resources personnel participate in committee meetings to provide background information and explanations supporting compensation recommendations.

The committee and other independent members of the Board review our CEO's performance and determine his compensation, taking into consideration his achievement of specified goals and objectives and the company's performance. The committee receives input and recommendations with respect to our CEO's compensation from WTW.

The committee also reviews and approves actions related to other aspects of compensation that affect employees below the senior executive level, including compensation philosophy, annual incentive plan design and performance goals, equity award design and performance goals, equity value ranges and share pools.

Use of Peer Group Data. The committee reviews compensation data for a peer group of publicly traded companies, including other large healthcare equipment and services companies, life sciences services companies and companies with whom we compete for business and for executive talent, as a market reference point for executive compensation levels, equity usage and incentive plan design, industry trend analysis and for performance comparisons. The peer group data is one of several inputs the committee considers when making compensation determinations. At the time compensation recommendations were developed and decisions were made relating to 2020 compensation, the following 16 companies made up the peer group:

Peer group at the time 2020 compensation decisions were made:
Abbott Laboratories
Agilent Technologies, Inc.
Baxter International Inc.
Becton, Dickinson and Company
Boston Scientific Corporation
Danaher Corporation
Dentsply Sirona Inc.
Edwards Lifesciences Corporation
Hologic, Inc.
Intuitive Surgical, Inc.
Laboratory Corporation of America Holdings
Medtronic plc
Quest Diagnostics Incorporated
Stryker Corporation
Thermo Fisher Scientific Inc.
Varian Medical Systems, Inc.

The committee routinely reviews the continuing relevancy of the companies in the peer group and makes changes as circumstances warrant. In August 2020, the committee reviewed the existing peer group and potential changes to the peer group. As part of its review, the committee considered business focus, market capitalization, revenues, the public availability of compensation and financial performance information and competition for executive talent. After considering these factors, the committee made no changes to the peer group.

Role of Compensation Consultant. The committee has engaged WTW to provide advice and guidance to the committee on compensation proposals, including changes to compensation levels, the design of incentive plans, the setting of performance goals, and the design of other forms of compensation and benefits programs, as well as relevant information about market practices and trends. Typically, WTW attends committee meetings, reviews existing compensation programs to ensure consistency with our compensation philosophy and current market practices, and produces the comparative information derived from peer group and published survey data that the committee reviews when setting compensation. With respect to 2020, WTW's major activities included:

- developing recommendations regarding the impact of COVID-19 on our performance-based compensation programs;
- reviewing our annual and long-term incentive program design structures;
- reviewing performance measures and targets for the annual and long-term incentive programs;
- reviewing current issues and trends in executive compensation;
- developing recommendations regarding the composition of our peer group;
- performing a market review of executive compensation;
- developing recommendations regarding the compensation of our CEO;
- reviewing materials prepared for the committee by management;
- assisting with executive compensation disclosures for the annual proxy statement filing;
- attending committee meetings; and
- assessing our executive compensation program and its relationship to organizational risk. The results of this assessment are discussed on page 18.

For many years, we have used the services of health and welfare benefit plan consultants formerly associated with the firm of Towers Perrin. As a result of the merger of the Watson Wyatt and Towers Perrin consulting firms in 2010, our longstanding health and welfare benefit plan consultants are now associated with the same firm as the committee's compensation consultant.

In accordance with SEC rules, the committee considered the following factors to help it determine whether WTW's work has raised any conflicts of interest:

Other services provided by WTW: The following table shows the fees that we paid or accrued for consulting services related to executive and director compensation and all other services provided by WTW in 2020. All of the services described in the following fee table were approved by the committee:

Fees paid to WTW	
Director and Executive Compensation Consulting Fees	$ 316,000
Health and Welfare Benefit Plan Consulting Fees	1,050,000
Total	$ 1,366,000

Fees paid to WTW relative to its total revenue: The total fees we paid to WTW in 2020 ($1.366 million) represented approximately fifteen thousandths of one percent (0.015%) of WTW's revenue for its 2020 fiscal year ($9.35 billion).

Policies and procedures to prevent conflicts of interest: WTW has represented to the committee that it has a range of robust policies and protocols in place that are intended to ensure that its advice is fully objective and independent, including the following:

- Neither the lead compensation consultant nor any member of his team (each, a "WTW team member") participates in any of the other consulting services provided to us by WTW.
- No WTW team member is compensated or rewarded in any way for the other consulting services provided to us.

In addition, the committee has adopted a policy, described in more detail below, under which the committee must approve in advance all consulting services provided to us by WTW and its affiliates.

Consultant relationships with committee members: No WTW team member has any business or personal relationship with any member of the committee. Further, no member of the committee has a business or personal relationship with WTW (aside from, if applicable, the professional services that WTW may provide to other companies on whose boards our directors may serve).

Consultant stock ownership: WTW has represented to the committee that no WTW team member directly owns any Zimmer Biomet stock.

Consultant relationships with executive officers: No WTW team member has any business or personal relationship with an executive officer of Zimmer Biomet. Further, no executive officer has a business or personal relationship with the firm WTW (aside from the business relationship between WTW and the company).

Based on its review of these factors, the committee concluded that the work of WTW did not raise any conflicts of interest.

The committee has adopted a policy under which the committee must approve in advance all consulting services provided to us by WTW and its affiliates. Pursuant to the policy, the WTW fee budget for all services to be provided during the following fiscal year is presented to the committee for review and approval at its December meeting. Having this authority permits the committee to make real time assessments of the magnitude of fees being charged by WTW for other work and, to the extent those fees could give rise to a potential conflict of interest, to disapprove that work. The following additional protocols govern all of WTW's engagements with us:

- To the extent that a service can be forecasted in advance, approval may be given by the committee as part of the fee budget presented to the committee.
- With respect to a service that is identified after the budget is approved, the scope and cost of the service are to be provided to our senior Human Resources personnel, who will arrange to request approval.
- The committee has delegated to its Chair the authority to pre-approve services to be provided by WTW, provided that such services do not exceed an aggregate of $100,000 annually.
- Approvals given by the Chair using this delegation of authority are to be reported to the full committee at its next meeting.
- Annually, the committee is to receive a report of the total fees we paid to WTW and its affiliates for executive or director compensation services and all other services.

GOVERNANCE FEATURES OF OUR EXECUTIVE COMPENSATION PROGRAM

Equity Incentive Grant Practices

The committee approves annual equity-based awards to NEOs at approximately the same time each year, typically in February or March. In 2020, the committee established a late February grant date for annual equity grants to all eligible employees. The grant date timing was driven by these considerations:

- It coincides with our calendar-year-based performance management cycle, allowing supervisors to communicate the equity award decisions close in time to performance appraisals, which increases the impact of the awards by strengthening the link between pay and performance.

- It follows the annual earnings release and the filing of our Annual Report on Form 10-K.
- The annual operating plan is available at that time and is considered by the committee when setting targets for performance measures.

The committee approves target grant values for stock options and PRSUs prior to the grant date. On the grant date, those values are converted to a number of options and PRSUs based on:

- the average of the high and the low selling prices of our common stock on the grant date; and
- the same valuation methodology we use to determine the accounting expense of the grants under ASC 718.

The committee also approves equity-based awards outside of the annual grant cycle from time to time ("off-cycle awards") for purposes of attracting new hires for executive-level positions, in connection with promotions to executive-level positions, to reward superior performance, to recognize exceptional effort and commitment, to retain and motivate executive-level employees or for other purposes the committee deems appropriate.

The committee typically delegates authority to our CEO to grant a limited number of off-cycle awards to non-executive level employees as he deems appropriate. The aggregate number of shares underlying all such grants by our CEO during 2020 was approximately 98,000. He subsequently reports any such grants to the committee. These grants are effective on the first trading day of the month following the later of the CEO's approval of the grant or the new hire's start date.

Executive Stock Ownership Guidelines

Our NEOs must meet stock ownership guidelines set by the Board. The committee oversees compliance with these guidelines and periodically reviews the guidelines. The guidelines require our CEO to own shares or units with a value equal to at least six times his base salary and the other NEOs to own shares or units with a value equal to at least three times their respective base salaries. NEOs have a period of five years to reach the guideline level of ownership. The value of long shares and time-based RSUs is counted toward these guidelines, as is the unrealized gain on vested stock options. The value of unearned PRSUs is not counted. NEOs may not sell shares acquired through option exercises or vesting of RSUs or PRSUs (other than to pay option exercise costs and cover any required tax withholding obligation) until the minimum ownership requirements have been met. All NEOs who are currently our employees are in compliance with the guidelines or are within the time period prior to required compliance. We have approved procedures by which every executive officer must obtain clearance prior to selling any shares of our common stock, in part to ensure no executive falls out of compliance with the guidelines.

Executive Compensation Recoupment and Disclosure Policies

Under our executive compensation recoupment policy applicable to cash incentive compensation paid and equity incentive awards granted to executive officers, in the event we are required to prepare an accounting restatement due to our material noncompliance with any financial reporting requirement under federal securities laws, the Board will review the facts and circumstances that led to the requirement for the restatement and take any actions it deems appropriate with respect to incentive-based compensation. The Board will consider whether an executive officer received compensation based on performance reported, but not actually achieved, or was accountable for the events that led to the restatement, including any misconduct. Actions the Board may take include: seeking recovery of incentive-based compensation received by an executive officer during the three-year period preceding the date we are required to prepare an accounting restatement in excess of what would have been paid to the executive officer under the accounting restatement; imposing disciplinary actions; and pursuing any other remedies. In addition, the committee is monitoring regulatory developments with respect to compensation recoupment policies and will recommend to the Board any changes to the current policy that are necessary or appropriate in light of final rules to be issued by the SEC and the New York Stock Exchange.

In addition to the above-described executive compensation recoupment policy, our equity incentive plan and related award agreements contain provisions that permit the committee, in its discretion, to require a participant to forfeit his or her right to any unvested portion of an award and, to the extent that any portion of an award has previously vested, to return to us the shares of common stock covered by the award or any cash proceeds the participant received upon the sale of such shares, in the event that the participant engages in activity that is deemed detrimental to our interests, including, but not limited to, breach of restrictive covenants or violations of our Code of Business Conduct and Ethics or other policies, procedures or standards.

We also have an executive compensation recoupment disclosure policy that provides that, in the event we apply the recovery remedies available under the terms and conditions of any equity award or our executive compensation recoupment policy to any current or former executive officer to recoup incentive compensation (whether by forfeiture, cancellation, demand for repayment or otherwise), we intend to disclose such action in our annual proxy statement so long as we have previously disclosed the underlying event triggering the recoupment in an SEC filing, press release or similar public communication. If no amount is so recouped in any year, we also intend to disclose that fact. We may limit the disclosure contemplated by this policy if such disclosure could reasonably be expected to result in, or exacerbate, any regulatory action, litigation, arbitration, investigation or other proceeding involving us, or violate any applicable privacy law or right or other requirement or obligation. This policy is subject to change in the event final rules or regulations related to clawback disclosure are promulgated by the SEC, the New York Stock Exchange or any other applicable regulatory body. In 2020, we did not take action to recoup incentive compensation from any current or former executive officer.

Prohibition on Hedging and Pledging

Our Stock Trading Policy prohibits all members of our Board, all executive officers, all employees at or above a director level and certain other designated employees (as well as such individuals' family members, others living in their home and any entities that such individuals influence or control) from the following:

- purchasing any financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds), or otherwise engaging in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of Zimmer Biomet securities that such person holds, directly or indirectly, whether or not the Zimmer Biomet securities were acquired as part of his or her compensation;
- engaging in short sales of Zimmer Biomet securities; and
- holding Zimmer Biomet securities in a margin account or otherwise pledging Zimmer Biomet securities as collateral for a loan.

The prohibition on hedging included in our Stock Trading Policy does not preclude covered persons from engaging in general portfolio diversification or investing in broad-based index funds.

Tax Deductibility of Executive Compensation

The committee views the tax deductibility of compensation as one of many factors to be considered in the design of our executive compensation program. Section 162(m) of the Internal Revenue Code (the "Code") limits our ability to deduct for U.S. tax purposes compensation in excess of $1.0 million that is paid to certain executive officers. Prior to 2018, the tax law provided an exception to the deduction limit for qualifying performance-based compensation if certain requirements were met; however, this exception was repealed for fiscal years beginning after December 31, 2017, subject to certain transition and grandfathering rules. In determining the compensation paid or awarded to our NEOs, the committee seeks to achieve the objectives of our compensation program, including attracting, retaining, motivating and sustaining high performing executive talent and incentivizing the achievement of both short- and long-term results through the alignment of rigorous performance goals and pay. In structuring our compensation program in a manner consistent with these objectives, the committee may approve compensation that is not fully deductible for U.S. tax purposes if the committee believes it will contribute to the achievement of our business objectives and is in our best interests and the best interests of our shareholders.

COMPENSATION COMMITTEE REPORT

The Compensation and Management Development Committee of the Board of Directors consists of the five directors named below, each of whom meets the independence standards of the Board's Corporate Governance Guidelines, the New York Stock Exchange listing standards and applicable securities laws.

We reviewed and discussed with management the Compensation Discussion and Analysis that precedes this report. Based on our review and discussions with management, we recommended to the Board of Directors that the Compensation Discussion and Analysis be included in Zimmer Biomet's Annual Report on Form 10-K for the year ended December 31, 2020 and this proxy statement.

Compensation and Management Development Committee

Arthur Higgins, Chair
Christopher Begley
Michael Farrell
Syed Jafry
Michael Michelson

2020 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary[1] ($)	Bonus[2] ($)	Stock Awards[3] ($)	Option Awards[4] ($)	Non-Equity Incentive Plan Compensation[5] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[6] ($)	All Other Compensation[7] ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Bryan Hanson President and CEO	2020	1,138,575	—	5,000,008	5,000,044	1,594,981	—	298,093	13,031,701
	2019	1,088,769	—	4,149,957	4,150,069	1,614,050	—	173,875	11,176,720
	2018	1,050,000	—	3,550,035	3,550,095	1,251,705	—	308,599	9,710,434
Suketu Upadhyay Executive VP, CFO	2020	690,577	—	1,275,036	1,275,062	589,200	—	64,308	3,894,183
	2019	337,500	1,287,542	2,188,277	1,688,096	326,835	—	252,000	6,080,250
Ivan Tornos Group President, Global Businesses and the Americas	2020	729,615	—	1,325,104	1,324,974	651,987	—	110,562	4,142,242
	2019	700,000	—	1,149,942	1,150,092	864,171	—	332,709	4,196,914
	2018	113,077	763,000	2,575,547	925,155	93,322	—	29,373	4,499,474
Sang Yi[8] President, APAC	2020	658,333	—	800,410	799,950	446,081	—	116,270	2,821,044
	2019	549,920	—	749,968	750,052	592,814	—	71,559	2,714,313
	2018	512,478	—	1,400,353	1,200,148	474,759	—	72,401	3,660,139
Didier Deltort[9] President, EMEA	2020	603,588	—	735,015	734,989	456,846	329,529	31,828	2,891,795
	2019	537,828	—	699,989	700,050	673,361	440,064	28,992	3,080,284

(1) Amount for 2020 includes cash in lieu of accrued vacation for Mr. Yi of $70,147. This amount was paid out as a result of his relocation from Singapore to Hong Kong in June 2020.

(2) With respect to Mr. Upadhyay, who joined the company on July 1, 2019, represents a one-time cash bonus intended in part to replace the value of a cash incentive opportunity he forfeited upon leaving his former employer to join Zimmer Biomet, in part to reimburse him for repayment obligations to his former employer that were triggered when he left there to join Zimmer Biomet and in part to replace the value of employer retirement plan contributions he forfeited upon leaving his former employer to join Zimmer Biomet. With respect to Mr. Tornos, who joined the company on November 1, 2018, represents a one-time cash bonus intended in part to replace the value of a cash incentive opportunity he forfeited upon leaving his former employer to join Zimmer Biomet and in part to reimburse him for repayment obligations to his former employer that were triggered when he left there to join Zimmer Biomet.

(3) The amounts in the "Stock Awards" column do not represent amounts the NEOs received or are entitled to receive; rather, the reported amounts represent the aggregate grant date fair value of stock awards granted in that year computed in accordance with ASC 718. For a discussion of the method of valuation and any assumptions made in the valuation of the awards, see Note 5 to the Consolidated Financial Statements included in our 2020 Form 10-K. The stock awards reported in the table consist of: (a) annual awards of PRSUs to all NEOs, other than Mr. Upadhyay in 2019 and Mr. Tornos in 2018, subject to service conditions, performance conditions and market conditions (relative TSR); (b) for Mr. Upadhyay, in 2019, (i) as incentive to join the company, a one-time, sign-on award of PRSUs subject to service conditions and market conditions (relative TSR), and (ii) to replace the value of similar awards that he forfeited upon leaving his former employer to join Zimmer Biomet, a one-time replacement award of RSUs; (c) for Mr. Tornos, in 2018, (i) as incentive to join the company, a one-time sign-on award of RSUs, and (ii) to replace the value of similar awards that he forfeited upon leaving his former employer to join Zimmer Biomet, a one-time replacement award of RSUs, divided into three grants; and (d) for Mr. Yi, in 2018, a one-time award of RSUs to provide additional retention value and recognition in light of his outstanding performance in leading our business in the APAC region. We do not pay or accrue dividends or dividend equivalents on PRSUs or RSUs.

PRSU awards, other than PRSUs awarded to Mr. Upadhyay in 2019, are subject to performance conditions and amounts reported in the "Stock Awards" column represent the grant date fair value based upon the probable outcome of the performance conditions. PRSUs awarded in 2020 are subject to both internal (constant currency revenue growth) and market-related (relative TSR) performance goals over a three-year performance period. PRSUs awarded in 2019 (other than to Mr. Upadhyay) and 2018 are subject to both internal (constant currency revenue growth) and market-related (relative TSR) performance goals over one-, two- and three-year performance periods. The grant date fair value of the relative TSR component has been determined using a Monte Carlo simulation model. PRSUs awarded to Mr. Upadhyay in 2019 are subject to market conditions based on relative TSR over a three-year performance period and therefore expense recognition under ASC 718 is not subject to probable or maximum outcome assumptions. The aggregate grant date fair value of the PRSUs awarded to Mr. Upadhyay in 2019 was $500,197, which value was determined using a Monte Carlo simulation model. The following table presents the grant date fair value of the PRSUs subject to performance conditions included in the "Stock Awards" column and the grant date fair value of these awards assuming that the highest level of performance conditions would be achieved.

	2020 PRSU Awards		2019 PRSU Awards		2018 PRSU Awards	
Name	Grant Date Fair Value (Based on Probable Outcome) ($)	Grant Date Fair Value (Based on Maximum Performance) ($)	Grant Date Fair Value (Based on Probable Outcome) ($)	Grant Date Fair Value (Based on Maximum Performance) ($)	Grant Date Fair Value (Based on Probable Outcome) ($)	Grant Date Fair Value (Based on Maximum Performance) ($)
Bryan Hanson	5,000,008	10,000,016	4,149,957	8,299,913	3,550,035	7,100,071
Suketu Upadhyay	1,275,036	2,550,072	—	—	—	—
Ivan Tornos	1,325,104	2,650,208	1,149,942	2,299,883	—	—
Sang Yi	800,410	1,600,820	749,968	1,499,936	650,266	1,300,532
Didier Deltort	735,015	1,470,030	699,989	1,399,978	—	—

(4) The amounts in the "Option Awards" column do not represent amounts the NEOs received or are entitled to receive; rather, the reported amounts represent the aggregate grant date fair value of option awards granted in that year computed in accordance with ASC 718. For a discussion of the assumptions made in the valuation of our stock options, see Note 5 to the Consolidated Financial Statements included in our 2020 Form 10-K. The option awards reported in the table include: (a) annual awards of stock options to all NEOs, other than Mr. Upadhyay in 2019 and Mr. Tornos in 2018; (b) in 2019, for Mr. Upadhyay, a one-time replacement stock option award intended to replace the value of similar awards that he forfeited upon leaving his former employer to join Zimmer Biomet; (c) in 2018, for Mr. Tornos, a one-time sign-on stock option award as incentive to join Zimmer Biomet and a one-time replacement stock option award intended to replace the value of similar awards that he forfeited upon leaving his former employer to join Zimmer Biomet; and (d) in 2018, for Mr. Yi, a special one-time award of stock options intended to retain and motivate him and to align his interests with those of our shareholders given our leadership change and to support our two-year turnaround plan.

(5) For 2020, 2019 and 2018, amounts reported consist of the annual cash incentive award under the Executive Performance Incentive Plan ("EPIP"). Mr. Upadhyay's amount for 2019 was prorated for his partial year of service by applying the earned bonus percentage to his eligible earnings for the year. Mr. Tornos' amount for 2018 was prorated for his partial year of service by applying the earned bonus percentage to his eligible earnings for the year.

(6) Amounts reported represent the change in actuarial present value of Mr. Deltort's accumulated benefit under the plans indicated below from December 31, 2019 to December 31, 2020 and from December 31, 2018 to December 31, 2019, respectively. The accumulated benefit is the benefit to which Mr. Deltort would be entitled had he terminated employment as of December 31 of such year and elected to commence his benefit at the earliest age at which he would receive an unreduced benefit, assuming he had met the eligibility conditions, payable as a monthly benefit for as long as he lived.

	2020 ($)	2019 ($)
SVE[a]	42,352	105,742
JJS[a]	287,177	334,322
Total	329,529	440,064

(a) SVE and JJS refer to our defined benefit cash balance type pension plans generally available to all employees in Switzerland. The SVE provides benefits based on compensation up to $157,557 for 2020 and $148,775 for 2019, and the JJS provides benefits based on compensation in excess of $157,557 up to $909,058 for 2020 and in excess of $148,775 up to $858,381 for 2019. The assumed interest rates for 2020 and 2019 are 0.20% and 0.30%, respectively. The mortality assumption for 2020 is based on the BVG 2020 Generational Mortality Table and the mortality assumption for 2019 is based on the BVG 2015 Generational Mortality Table. The JJS has a maximum allowable monthly retirement pension of $7,575. Mr. Deltort has an accumulated benefit of $2,153 monthly under the JJS, payable at age 65. The reported amounts are based upon the portion of the accumulated benefits attributable to company contributions.

(7)   Amounts reported for 2020 include the following:

	B. Hanson ($)	S. Upadhyay ($)	I. Tornos ($)	S. Yi ($)	D. Deltort ($)
Company matching contributions to 401(k) plan	17,100	17,100	17,100	—	—
Company matching contributions to deferred compensation plan (credited to participants' accounts in 2021)	148,058	43,945	43,777	—	—
Non-business use of corporate aircraft[a]	129,570	—	27,765	—	—
Automobile allowance	—	—	—	64,931	—
Office parking fees	—	—	—	2,346	—
Incremental cost of company-provided automobile (lease payments, fuel, maintenance, insurance)	—	—	—	—	26,628
Disability insurance premiums	3,365	3,263	2,520	—	—
Central Provident Fund allowance[b]	—	—	—	4,068	—
Mandatory Provident Fund contribution[c]	—	—	—	14,950	—
Tax gross-up associated with relocation-related benefits	—	—	16,566	—	—
Executive physical	—	—	2,834	—	—
Cash in lieu of incentive award trip[d]	—	—	—	29,975	—
Personal tax assistance	—	—	—	—	5,200
Total	298,093	64,308	110,562	116,270	31,828

(a)   Mr. Hanson was permitted reasonable personal use of our corporate aircraft in 2020 up to $150,000 in aggregate incremental cost to us. Further, pursuant to a time sharing agreement between Mr. Hanson and us, he is permitted to reimburse us for the incremental cost of his personal use of our corporate aircraft consistent with Federal Aviation Administration regulations. Other NEOs were permitted limited personal use of our corporate aircraft in 2020 with prior approval. For purposes of the value disclosed in this proxy statement, we calculate incremental cost using a method that takes into account all variable costs, such as fuel, crew travel expenses, landing and parking fees and plane repositioning costs, less, in the case of Mr. Hanson, any reimbursement received pursuant to the time sharing agreement. Since we use our aircraft primarily for business travel, we do not include as part of incremental cost the fixed costs that do not change based on usage, such as pilot salaries, the purchase or leasing costs of our aircraft and the cost of maintenance. The incremental cost, if any, of travel by an NEO's spouse or guests when accompanying the NEO is included. NEOs are responsible for the payment of any tax on any income imputed to the NEO as a result of personal use of corporate aircraft and we do not provide them with income tax gross-up payments.

(b)   Our employees in Singapore who are Singapore citizens or permanent residents receive a pension benefit from the Central Provident Fund, a compulsory social security savings plan provided by that country's government to which we make contributions as required by Singapore law. Until Mr. Yi relocated from Singapore to Hong Kong in June 2020, we provided a taxable allowance to him via payroll in lieu of mandatory contributions to the Central Provident Fund with respect to him, as he was not a Singapore citizen or permanent resident.

(c)   Our employees in Hong Kong who are Hong Kong citizens or permanent residents receive a pension benefit from the Mandatory Provident Fund ("MPF"), a compulsory social security savings plan provided by that country's government to which we make contributions as required by Hong Kong law. Following Mr. Yi's relocation from Singapore to Hong Kong in June 2020, we made mandatory contributions to the MPF with respect to him, as he is a Hong Kong citizen.

(d)   As part of a Global Award Program, Mr. Yi was provided a cash payment in lieu of a trip awarded to a group of employees for outstanding performance in the Asia Pacific Region.

(8)   Mr. Yi's compensation was paid in Singapore Dollars through June 15, 2020 and has been converted to U.S. Dollars using the average exchange rate for 2018, 2019 and 2020 of 1 SGD = 0.741585 USD, 1 SGD = 0.73296 USD, and 1 SGD = 0.725159 USD, respectively. Beginning June 16, 2020, Mr. Yi's compensation was paid in Hong Kong Dollars and has been converted to U.S. Dollars using the average exchange rate for 2020 of 1 HKD = 0.128924 USD.

(9)   Mr. Deltort joined the company in August 2018 and was not an NEO in 2018. Mr. Deltort's compensation is paid in Swiss Francs and has been converted to U.S. Dollars using the average exchange rate for 2019 and 2020 of 1 CHF = 1.00607 USD and 1 CHF = 1.065469 USD, respectively.

GRANTS OF PLAN-BASED AWARDS IN 2020

Name	Grant Date	Date of Comp. Committee Action	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards[2] ($/Sh)	Closing Market Price on Date of Grant ($/Sh)	Grant Date Fair Value of Stock and Option Awards[3] ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)					
(a)	(b)		(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)		(l)
Bryan Hanson	—	—	841,235	1,682,469	1,682,469								
Annual PRSU	02/21/20	02/13/20				14,680	29,360	58,720					5,000,008
Annual Option	02/21/20	02/13/20								158,480	157.54	157.39	5,000,044
Suketu Upadhyay	—	—	310,760	621,519	621,519								
Annual PRSU	02/21/20	02/13/20				3,744	7,487	14,974					1,275,036
Annual Option	02/21/20	02/13/20								40,414	157.54	157.39	1,275,062
Ivan Tornos	—	—	343,875	687,750	687,750								
Annual PRSU	02/21/20	02/13/20				3,891	7,781	15,562					1,325,104
Annual Option	02/21/20	02/13/20								41,996	157.54	157.39	1,324,974
Sang Yi[4]	—	—	235,274	470,549	470,549								
Annual PRSU	02/21/20	02/13/20				2,350	4,700	9,400					800,410
Annual Option	02/21/20	02/13/20								25,355	157.54	157.39	799,950
Didier Deltort[5]	—	—	241,435	482,870	482,870								
Annual PRSU	02/21/20	02/13/20				2,158	4,316	8,632					735,015
Annual Option	02/21/20	02/13/20								23,296	157.54	157.39	734,989

(1) Amounts in the first line associated with each executive's name consist of the cash incentive opportunity amounts under the EPIP for 2020.

(2) The committee set the exercise price of stock options at fair market value on the date of grant. The Zimmer Biomet Holdings, Inc. 2009 Stock Incentive Plan ("2009 Plan") defines "fair market value" as the average of the high and low selling prices of our common stock on the New York Stock Exchange on the date of grant. An exercise price in excess of fair market value may be used for employees based outside the U.S.

(3) The values reported in this column represent the grant date fair value of stock and option awards computed in accordance with ASC 718 and may differ from the values represented in the 2020 Summary Compensation Table due to rounding. See footnotes 3 and 4 to the 2020 Summary Compensation Table for additional information regarding the determination of grant date fair value of stock and option awards, respectively.

(4) Mr. Yi's compensation was paid in Singapore Dollars through June 15, 2020 and in Hong Kong Dollars beginning June 16, 2020 and has been converted to U.S. Dollars for purposes of this table using the average exchange rates for 2020 of 1 SGD = 0.725159 USD and 1 HKD = 0.128924 USD.

(5) Mr. Deltort's compensation is paid in Swiss Francs and has been converted to U.S. Dollars for purposes of this table using the average exchange rate for 2020 of 1 CHF = 1. 065469 USD.

Narrative Discussion

Non-Equity Incentive Plan Awards. The non-equity incentive plan awards reflected in the first row of the table for each NEO in columns (c) through (e) represent the annual cash incentive opportunity under the EPIP for 2020. Material terms of the awards, including a discussion of the applicable performance measures and target and actual performance for 2020, are described in the CD&A. Amounts actually earned for 2020 performance are shown in column (g) of the 2020 Summary Compensation Table.

Equity Incentive Plan Awards. The equity incentive plan awards reflected in columns (f) through (h) were granted under the 2009 Plan and represent PRSUs. These PRSUs had a grant date fair value of $170.30 per unit. The PRSUs are subject to both internal (constant currency revenue growth) and market-related (relative TSR) performance goals over a three-year performance period. The grant date fair value of the PRSUs represents the weighted average fair value of the two PRSU tranches. For the constant currency revenue growth performance goal, the grant date fair value is based upon the time period to vest. For the market-related (relative TSR) performance goal, the grant date fair value is based upon a Monte Carlo simulation model. The material terms of the PRSUs, including applicable performance measures and targets, are described in the CD&A.

Option Awards. The option awards reflected in column (j) were granted under the 2009 Plan and represent nonqualified stock options. For all NEOs, the option awards were annual option awards and had a grant date fair value of $31.55 per option, as determined using a Black-Scholes option pricing model. These options generally become exercisable in four equal installments on the first through fourth anniversaries of the grant date, contingent on continued employment through the applicable vesting date. Option awards may vest on an accelerated basis after the NEO has held the award for at least one year if the NEO reaches age 60 or retires, or if the NEO's employment is terminated involuntarily without cause and the NEO signs a general release of claims in favor of the company. Other material terms of the option awards are described in the CD&A.

OUTSTANDING EQUITY AWARDS AT 2020 FISCAL YEAR-END

The following table summarizes the outstanding equity awards held by the NEOs as of December 31, 2020.

		Option Awards[1]				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price[2] ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[3] ($)
(a)		(b)	(c)	(e)	(f)	(g)	(h)	(i)	(j)
Bryan Hanson	02/21/2020	—	158,480	157.54	02/21/2030				
	02/26/2019	36,126	108,375	123.73	02/26/2029				
	03/20/2018	65,743	65,742	114.44	03/20/2028				
	12/19/2017	73,350	24,450	121.26	12/19/2027				
	12/19/2017	94,695	31,565	121.26	12/19/2027				
	02/21/2020							14,680[4]	2,262,041
	02/26/2019					1,866[5]	287,532	17,563[6]	2,706,283
	12/19/2017					16,475[7]	2,538,633	32,950[7]	5,077,266
	12/19/2017					12,760[7]	1,966,188	25,520[7]	3,932,377
Suketu Upadhyay	02/21/2020	—	40,414	157.54	02/21/2030				
	07/01/2019	15,878	47,632	117.80	07/01/2029				
	02/21/2020							3,744[4]	576,913
	07/01/2019							3,985[8]	614,049
	07/01/2019					10,965[9]	1,689,597		
Ivan Tornos	02/21/2020	—	41,996	157.54	02/21/2030				
	02/26/2019	10,012	30,033	123.73	02/26/2029				
	12/03/2018	8,672	8,673	117.18	12/03/2028				
	12/03/2018	7,372	7,373	117.18	12/03/2028				
	02/21/2020							3,891[4]	599,564
	02/26/2019					517[5]	79,665	4,867[6]	749,956
	12/03/2018					2,178[10]	335,608		
	12/03/2018					3,048[10]	469,666		
	12/03/2018					1,850[10]	285,067		
Sang Yi	02/21/2020	—	25,355	157.54	02/21/2030				
	02/26/2019	6,529	19,587	123.73	02/26/2029				
	03/20/2018	12,038	12,037	114.44	03/20/2028				
	02/20/2018	21,565	—	119.61	02/20/2028				
	03/21/2017	15,992	5,330	121.88	03/21/2027				
	03/21/2016	23,730	—	104.01	03/21/2026				
	06/24/2015	20,991	—	113.83	06/24/2025				
	06/24/2015	20,994	—	113.83	06/24/2025				
	03/17/2014	1,655	—	94.34	03/17/2024				
	02/21/2020							2,350[4]	362,112
	02/26/2019					338[5]	52,082	3,173[6]	488,928
Didier Deltort	02/21/2020	—	23,296	157.54	02/21/2030				
	02/26/2019	6,094	18,281	123.73	02/26/2029				
	09/04/2018	7,956	7,956	123.02	09/04/2028				
	02/21/2020							2,158[4]	332,526
	02/26/2019					315[5]	48,538	2,961[6]	456,260
	09/04/2018					3,108[11]	478,912		

(1) Stock options, other than those granted to Mr. Yi on February 20, 2018, will vest 25% per year on each of the first, second, third and fourth anniversaries of the grant date, subject to continued employment. Stock options granted on February 20, 2018 vested on the second anniversary of the grant date. Option awards may vest on an accelerated basis after the NEO has held the award for at least one year if the NEO reaches age 60 or retires, or if the NEO's employment is terminated involuntarily without cause and the NEO signs a general release of claims in favor of the company.

(2) The option exercise price is equal to the average of the high and low selling prices of our common stock as reported by the New York Stock Exchange on the date of grant.

(3) Market value is calculated by multiplying the number of units in column (g) or (i), as applicable, by $154.09, the closing price of our common stock as reported by the New York Stock Exchange on December 31, 2020.

(4) This number of unearned PRSUs is based on achieving threshold performance. To the extent any of these PRSUs is earned based on performance over the three-year period beginning on the grant date of the award, such earned PRSUs would vest on the third anniversary of the grant date.

(5) These units represent PRSUs earned based on 2019-2020 performance and vested on the second anniversary of the grant date.

(6) This number of unearned PRSUs is based on achieving target performance. This award provides an opportunity for interim payouts (share issuances) after each of year one and year two of the three-year performance period based upon performance to date. Units that were earned based on 2019 performance vested on the first anniversary of the grant date and, therefore, are not reflected in this table. Units that were earned based on 2019-2020 performance are reported in column (g) on the same row as these PRSUs and vested on the second anniversary of the grant date. Any units earned based on 2019-2021 performance will vest on the third anniversary of the grant date. Any shares issued after the first and second years will reduce the number of shares issued after completion of the three-year performance period (but not below zero).

(7) This PRSU award is split into three equal tranches, with one tranche subject to a stock price hurdle at 20% ($135.76), the second tranche subject to a stock price hurdle at 35% ($152.73) and the third tranche subject to a stock price hurdle at 50% ($169.70), in each case above the base price of $113.13, which represents the average closing price of our common stock over the 30 trading days immediately prior to Mr. Hanson's hire date. Each applicable hurdle must be met for 20 consecutive trading days in order for the related tranche of units to be eligible to vest. The hurdles may be met at any time during the four-year award term, but no PRSUs will be earned until the committee determines whether and the extent to which the hurdles were met during the four-year period. Delivery of shares in respect of any such earned PRSUs may only occur on the fourth anniversary of the grant date (or, if later, the date the committee determines whether or not the hurdles have been met), subject to Mr. Hanson's continued employment on that date. Any tranche of the award that has not met the applicable stock price hurdle will be forfeited on the fourth anniversary of the grant date. Given that our common stock maintained a closing price in excess of $135.76 for at least 20 consecutive trading days during 2019, as of December 31, 2020, one tranche of this PRSU award is eligible to be earned and vest upon the committee's determination of the extent to which the hurdles have been met or the fourth anniversary of the grant date, whichever is later, subject to Mr. Hanson's continued employment, and the number of shares in that tranche are reported in column (g). The other two tranches of this PRSU award are reported in column (i).

(8) This number of unearned PRSUs is based on achieving target performance. To the extent any of these PRSUs is earned based on performance over the three-year period beginning on the grant date of the award, such earned PRSUs would vest on the third anniversary of the grant date.

(9) These RSUs will vest one-third per year on each of the second, third and fourth anniversaries of the grant date, subject to Mr. Upadhyay's continued employment.

(10) These RSUs will vest 50% per year on each of the third and fourth anniversaries of the grant date, subject to Mr. Tornos' continued employment.

(11) These RSUs will vest 50% per year on each of the third and fourth anniversaries of the grant date, subject to Mr. Deltort's continued employment.

OPTION EXERCISES AND STOCK VESTED IN 2020

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise[1] ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting[2] ($)
(a)	(b)	(c)	(d)	(e)
Bryan Hanson	—	—	30,397	3,770,258
Suketu Upadhyay	—	—	3,655	436,188
Ivan Tornos	—	—	6,230	912,184
Sang Yi	—	—	10,681	1,370,119
Didier Deltort	—	—	3,194	457,608

(1) Value realized on exercise is calculated on the basis of the difference between the exercise price and the closing price of our common stock as reported by the New York Stock Exchange on the date of exercise, multiplied by the number of shares of common stock underlying the options exercised.

(2) Value realized on vesting is calculated by multiplying the closing price of our common stock on the New York Stock Exchange on the date of vesting by the number of shares of common stock that vested.

PENSION BENEFITS IN 2020

Name	Plan Name[1]	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)
(a)	(b)	(c)	(d)
Bryan Hanson[2]	—	—	—
Suketu Upadhyay[2]	—	—	—
Ivan Tornos[2]	—	—	—
Sang Yi[3]	—	—	—
Didier Deltort[4]	SVE	2.363	157,507
	JJS	2.363	705,439

(1) The full name of the plan referred to as SVE is the Sulzer Vorsorgeeinrichtung. The full name of the plan referred to as JJS is the Johann Jakob Sulzer Stiftung.

(2) Messrs. Hanson, Upadhyay and Tornos are not eligible to participate in any defined benefit pension plans sponsored by the company.

(3) We do not offer defined benefit pension plans for employees in Singapore or Hong Kong, the countries where Mr. Yi resided during 2020.

(4) The accumulated benefit is the benefit to which Mr. Deltort would be entitled had he terminated employment on December 31, 2020 and elected to commence his benefit at the earliest age at which he would receive an unreduced benefit, assuming he had met the eligibility conditions, payable as a monthly benefit for as long as he lived, with 60% of his benefit continuing to his surviving spouse following his death. The expected benefit payments are discounted using interest and mortality assumptions to produce the present value of the accumulated benefit as of December 31, 2020. The assumed interest rate is 0.20% and the mortality assumption is based on the BVG 2020 Generational Mortality Table. The reported amounts represent the portion of the accumulated benefits attributable to company contributions.

Narrative Discussion

The following narrative describes the retirement plans our NEOs participated in during 2020. Our U.S.-based NEOs were not eligible to participate in any defined benefit pension plans sponsored by the company.

Non-U.S. Pension Plans. We maintain a number of pension plans for our employees whose principal place of employment is outside the U.S. These pension plans are governed, and in some cases mandated, by the laws of the applicable countries and can vary significantly from plan to plan.

Mr. Deltort participated in two cash balance defined benefit pension plans generally available to all employees in Switzerland, known as the SVE and the JJS. We contributed a percentage of Mr. Deltort's pay, which varied by plan, into each of the SVE and the JJS. At the time of his retirement, Mr. Deltort may elect to receive his account balances in a lump sum payment, partial or full, or in an annuity payment up to a maximum limit, with any residual account balance paid as a lump sum. If Mr. Deltort terminates employment prior to becoming eligible for retirement benefits, he will receive his account balances in a lump sum payment.

We do not offer a company-sponsored retirement plan for employees in Singapore. Our employees in Singapore who are Singapore citizens or permanent residents receive a pension benefit from the Central Provident Fund ("CPF"), a compulsory social security savings plan provided by that country's government to which we make contributions as required by Singapore law. Until Mr. Yi relocated from Singapore to Hong Kong in June 2020, in lieu of mandatory contributions to the CPF with respect to him, we provided a taxable allowance to Mr. Yi via payroll, as he was not a Singapore citizen or permanent resident.

We do not offer a company-sponsored retirement plan for employees in Hong Kong. Our employees in Hong Kong who are Hong Kong citizens or permanent residents receive a pension benefit from the Mandatory Provident Fund ("MPF"), a compulsory social security savings plan provided by that country's government to which we make contributions as required by Hong Kong law. Following Mr. Yi's relocation from Singapore to Hong Kong in June 2020, we made mandatory contributions to the MPF with respect to him, as he is a Hong Kong citizen.

NONQUALIFIED DEFERRED COMPENSATION IN 2020

Name (a)	Executive Contributions in Last FY[1] ($) (b)	Registrant Contributions in Last FY[2][3] ($) (c)	Aggregate Earnings in Last FY[4] ($) (d)	Aggregate Balance at Last FYE[3][5] ($) (f)
Bryan Hanson				
DCP	275,263	148,058	140,117	654,047
Suketu Upadhyay				
DCP	103,587	43,945	14,801	118,387
Ivan Tornos				
DCP	43,777	43,777	25,657	145,885
Sang Yi	—	—	—	—
Didier Deltort	—	—	—	—

(1) Amounts shown in this column are reported in the 2020 Summary Compensation Table, as follows:

	Amount Reported as Salary for 2020 ($)	Amount Reported as Non-Equity Incentive Compensation for 2019 ($)
Bryan Hanson		
DCP	275,263	—
Suketu Upadhyay		
DCP	103,587	—
Ivan Tornos		
DCP	43,777	—
Sang Yi	—	—
Didier Deltort	—	—

(2) The amounts shown in this column are reported in the 2020 Summary Compensation Table as part of All Other Compensation.

(3) Our matching contributions to the DCP for 2020 reported in column (c) were not credited to participants' accounts until 2021. Therefore, these matching contributions are not reflected in the aggregate balance at last fiscal year end in column (f).

(4) The amounts shown in this column are not reported as compensation in the 2020 Summary Compensation Table as they do not represent above-market or preferential earnings on deferred compensation.

(5) Of the amounts shown in this column (including any amounts that would be shown in this column absent a decrease in value), the following amounts are or were previously reported in the Summary Compensation Table:

	Aggregate Amount Reported in the Summary Compensation Table of this and prior Proxy Statements ($)
Bryan Hanson	
DCP	493,639
Suketu Upadhyay	
DCP	103,587
Ivan Tornos	
DCP	116,576
Sang Yi	—
Didier Deltort	—

Narrative Discussion

Deferred Compensation Plan ("DCP"). We adopted the DCP effective as of January 1, 2016 and froze all other nonqualified defined contributions plans for employees as of December 31, 2015. The DCP provides U.S.-based executives with the opportunity to defer each year, on a pre-tax basis, up to 50% of base salary and up to 95% of annual incentive awards. To be effective, a participant must have made the election by December 31 of the year preceding the year in which the compensation was earned. We will match 100% of a participant's contributions, up to a maximum of 6% of his aggregate base salary and annual incentive award, minus our matching contributions under the 401(k) plan. An executive must be employed on December 31 of the year the compensation was earned to be eligible to receive our matching contributions, unless termination of employment was due to the executive's death, disability or retirement, as defined in the DCP. Our matching contributions vest 25% per year of service.

The plan does not offer any above-market rates of return. Participants may select from various investment alternatives to serve as the measure of investment earnings on their accounts. Investment alternatives under this plan are slightly different than those offered under the 401(k) plan. During 2020, the investment alternatives included sixteen different mutual funds from a number of different fund families. Our contributions follow the investment direction of participant contributions. Participants may change the investment direction of their existing account balances at any time by contacting the plan administrator. During 2020, the rates of return of the various investment alternatives available under the plan ranged from 0.38% to 68.73%.

We do not hold contributions to the plan in a trust and, therefore, they may be subject to the claims of our creditors in the event of our bankruptcy or insolvency. When payments come due under the plan, we distribute cash from our general assets. The plan does not permit loans. During employment, the plan permits hardship distributions of vested amounts prior to the scheduled payment date only in the event of an unforeseeable emergency and only if the financial hardship resulting from the unforeseeable emergency cannot be relieved by other means, including cessation of deferrals under the DCP. If a participant receives a hardship distribution, the participant will be ineligible to defer compensation under the DCP for the remainder of that year and the following year.

At the time a participant makes an annual deferral election, he also chooses a withdrawal payment date and the form of payment he wishes to receive with respect to the payment of the vested amounts attributable to those deferrals. A participant may choose to commence payments on a specified date in the future or following separation from service. If a participant elects to commence payments on a specified date in the future, he may elect to receive his vested amounts in a lump sum or in substantially equal annual installments over two to five years. If a participant elects to commence payments following separation from service, he may elect to receive his vested amounts in a lump sum or in substantially equal annual installments over five to 15 years. In accordance with Section 409A of the Code, payments are delayed six months following a participant's separation from service.

If an executive is terminated for cause (as defined under the DCP, including willfully engaging in conduct that is demonstrably and materially injurious to us or our subsidiaries, monetarily or otherwise), or information is discovered after the executive's separation that would have allowed us to terminate him for cause, then the executive will forfeit any and all amounts in his company matching contribution account.

POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT

The table below reflects the estimated amount of compensation payable to each of the NEOs in the event of his termination of employment. The table shows the potential compensation payable to each NEO, as applicable, upon a termination in connection with a change in control, voluntary resignation, retirement, death, disability, company-initiated (with cause) termination and company-initiated (without cause) termination, assuming such termination was effective as of December 31, 2020. The table and footnotes exclude certain amounts payable pursuant to plans that do not discriminate in favor of executive officers and that are available generally to all salaried employees. The amounts shown are only estimates of the amounts that would be payable to the NEOs upon termination of employment and do not reflect tax positions we may take or the accounting treatment of such payments. Actual amounts to be paid can only be determined at the time of separation.

	Termination Scenario						
Compensation Components	Change in Control($)	Voluntary Resignation($)	Retirement($)	Death($)	Disability($)	Company-Initiated (with Cause($)	Company-Initiated (without Cause)($)
Bryan Hanson							
Severance – Salary[1]	3,450,084	—	—	—	—	—	2,300,056
Severance – Cash Incentive Award[2]	5,175,126	—	—	—	—	—	3,450,084
2020 Annual Cash Incentive Award[3]	1,682,469	—	—	1,594,981	1,594,981	—	—
Stock Options (accelerated)[4]	7,735,908	—	—	7,735,908	—	—	7,735,908
PRSUs and RSUs (accelerated)[5]	22,567,405	—	—	—	—	—	—
DCP[6]	654,047	620,959	620,959	620,959	620,959	296,119	620,959
Health and Welfare[7]	60,626	—	—	—	—	—	57,818
Disability[8]	—	—	—	—	10,964,242	—	—
Outplacement[9]	25,000	—	—	—	—	—	25,000
Suketu Upadhyay							
Severance – Salary[1]	1,390,500	—	—	—	—	—	695,250
Severance – Cash Incentive Award[2]	1,251,450	—	—	—	—	—	625,725
2020 Annual Cash Incentive Award[3]	621,519	—	—	589,200	589,200	—	—
Stock Options (accelerated)[4]	1,728,565	—	—	1,728,565	—	—	1,728,565
PRSUs and RSUs (accelerated)[5]	3,457,317	—	—	1,689,597	—	—	—
DCP[6]	118,387	118,387	118,387	118,387	118,387	118,387	118,387
Health and Welfare[7]	51,912	—	—	—	—	—	25,020
Disability[8]	—	—	—	—	3,140,285	—	—
Outplacement[9]	25,000	—	—	—	—	—	25,000
Ivan Tornos							
Severance – Salary[1]	1,470,000	—	—	—	—	—	735,000
Severance – Cash Incentive Award[2]	1,396,500	—	—	—	—	—	698,250
2020 Annual Cash Incentive Award[3]	687,750	—	—	651,987	651,987	—	—
Stock Options (accelerated)[4]	1,504,060	—	—	1,504,060	—	—	1,504,060
PRSUs and RSUs (accelerated)[5]	3,118,936	—	—	1,090,341	—	—	—
DCP[6]	145,885	127,325	127,325	127,325	127,325	108,766	127,325
Health and Welfare[7]	59,690	—	—	—	—	—	28,909
Disability[8]	—	—	—	—	3,711,371	—	—
Outplacement[9]	25,000	—	—	—	—	—	25,000

	Termination Scenario						
Compensation Components	Change in Control($)	Voluntary Resignation($)	Retirement($)	Death($)	Disability($)	Company-Initiated (with Cause($)	Company-Initiated (without Cause)($)
Sang Yi							
Severance – Salary[1]	1,211,884	—	—	—	—	—	605,942
Severance – Cash Incentive Award[2]	969,507	—	—	—	—	—	484,754
2020 Annual Cash Incentive Award[3]	470,549	—	—	446,081	446,081	—	—
Stock Options (accelerated)[4]	1,243,608	—	—	1,243,608	—	—	1,243,608
PRSUs and RSUs (accelerated)[5]	1,546,293	—	—	—	—	—	—
Health and Welfare[7]	173,127	—	—	—	—	—	173,127
Outplacement[9]	25,000	—	—	—	—	—	25,000
Didier Deltort							
Severance – Salary[1]	1,218,896	—	—	—	—	—	609,448
Severance – Cash Incentive Award[2]	975,117	—	—	—	—	—	487,559
2020 Annual Cash Incentive Award[3]	482,870	—	—	456,846	456,846	—	—
Stock Options (accelerated)[4]	802,204	—	—	802,204	—	—	802,204
PRSUs and RSUs (accelerated)[5]	1,648,763	—	—	478,912	—	—	—
Swiss Pension Plans[10]							
SVE	105,667	105,667	157,507	105,667	105,667	105,667	105,667
JJS	473,254	473,254	705,439	473,254	473,254	473,254	473,254
Health and Welfare[7]	13,314	—	—	—	—	—	13,314
Outplacement[9]	25,000	—	—	—	—	—	25,000

(1) Amount shown in "Change in Control" column represents three times (for Mr. Hanson) or two times (for each of Messrs. Upadhyay, Tornos, Yi and Deltort) the NEO's base salary in effect as of December 31, 2020, which amount would have been payable in the event of a change in control of us and the NEO's termination of employment by us without cause or by the NEO with good reason pursuant to the change in control severance agreements we have with each of the NEOs. See the narrative that follows this table for a description of the change in control severance agreements. Amount shown in "Company-Initiated (without Cause)" column represents two times (for Mr. Hanson) or one times (for each of Messrs. Upadhyay, Tornos, Yi and Deltort) the NEO's base salary in effect as of December 31, 2020, which amount would have been payable pursuant to the terms of our Executive Severance Plan in the event of the NEO's involuntary termination of employment without cause on December 31, 2020. See the narrative that follows this table for a description of the Executive Severance Plan.

(2) Amount shown in "Change in Control" column represents three times (for Mr. Hanson) or two times (for each of Messrs. Upadhyay, Tornos, Yi and Deltort) the NEO's target incentive award opportunity percentage under the 2020 annual cash incentive plan multiplied by the NEO's base salary as of December 31, 2020, which amount would have been payable in the event of a change in control of us and the NEO's termination of employment by us without cause or by the NEO with good reason pursuant to the change in control severance agreement we have with each of the NEOs . Amount shown in "Company-Initiated (without Cause)" column represents two times (for Mr. Hanson) or one times (for each of Messrs. Upadhyay, Tornos, Yi and Deltort) the NEO's target incentive award opportunity percentage under the 2020 annual cash incentive plan multiplied by the NEO's base salary as of December 31, 2020, which severance would have been payable pursuant to the terms of our Executive Severance Plan in the event of his involuntary termination of employment without cause on December 31, 2020.

(3) Amount represents the amount payable to the NEO under the annual cash incentive plan for 2020 assuming the NEO terminated employment effective December 31, 2020 as a result of the specified termination event. Amount in "Change in Control" column represents the NEO's target award under the EPIP for 2020 as reported in column (d) of the "Grants of Plan-Based Awards in 2020" table. Amount in "Death" and "Disability" columns represents actual amount earned for 2020, as reported in column (g) of the 2020 Summary Compensation Table.

(4) Amount represents the value of unvested stock options held by the NEO that would vest as a result of the specified termination event. This value is calculated on the basis of the difference between the exercise price and $154.09, the closing price of our common stock on the New York Stock Exchange on December 31, 2020, multiplied by the number of shares of common stock underlying "in-the-money" options.

(5) Amount represents the value of unvested PRSUs and RSUs, as applicable, held by the NEO that would vest as a result of the specified termination event. For all NEOs this value is calculated by multiplying the number of unvested units that would vest by $154.09, the closing price of our common stock on the New York Stock Exchange on December 31, 2020.

(6) For all columns other than "Change in Control" and "Company Initiated (with Cause)", amount represents the NEO's vested account balance in the DCP as of December 31, 2020. Amount in "Change in Control" column represents the NEO's vested account balance in the DCP plus unvested employer contributions as of December 31, 2020. Amount in "Company Initiated (with Cause)" column represents the NEO's vested account balance in the DCP minus all employer contributions and earnings attributable thereto as of December 31, 2020. U.S.-based executives are generally eligible to participate in the DCP. See "NONQUALIFIED DEFERRED COMPENSATION IN 2020 – *Narrative Discussion – Deferred Compensation Plan ("DCP")*" for more information about this plan, including available forms of payment and material conditions applicable to receipt of payments.

(7) Amount shown in "Change in Control" column represents the estimated cost of health and welfare benefits to be provided to the NEO in the event of a change in control and qualifying termination of employment under the change in control severance agreements we have with each of the NEOs. With respect to Mr. Yi, the reported amount also includes the cost of continuing to provide an automobile allowance and health and welfare benefits for a period of 24 months. With respect to Mr. Deltort, the reported amount also includes estimated automobile-related expenses for the six month statutory notice period under Swiss law. Amount shown in the "Company-Initiated (without Cause)" column represents the then-current monthly COBRA premium based upon the group health insurance (medical and dental, but excluding vision) in effect the day before the assumed date of termination of employment of December 31, 2020, multiplied by 24 for Mr. Hanson and by 12 for the other NEOs, as provided for by the Executive Severance Plan.

(8) U.S.-based executives are generally eligible to participate in our Long-Term Disability Income Plan for Highly Compensated Employees. The amount for each of Messrs. Hanson, Upadhyay and Tornos represents the present value of his benefit under the plan assuming he became disabled effective December 31, 2020. Under the plan as in effect as of that date, a participant would be entitled to a monthly benefit equal to 70% of his monthly base earnings (including salary, the average of the annual incentive earned for the year preceding the date of disability and the target annual bonus for the year in which the disability occurred, and sales commissions, as applicable) reduced by the benefits payable under our base long-term disability insurance plan, supplemental insurance policy and certain other sources of income (including social security disability benefits). Benefits would be payable until the earliest of the following: (1) the date the participant ceases to be totally disabled; (2) the date the participant accepts or refuses a job we offer to him at a salary at least equal to that which he was earning immediately prior to becoming disabled; or (3) the participant's 65th birthday (or a later date if benefits commenced under the plan after the participant reached age $63^1/_2$). The present value was determined by discounting the expected benefit payments using an interest rate of 2.69% and a mortality table for disabled employees. The present value excludes benefits payable under our base long-term disability insurance plan, which does not discriminate in favor of executive officers and is available generally to all salaried employees. The present value does include the benefit payable under the insured, supplemental insurance policy because that benefit is paid for by us, but is not available to all salaried employees.

(9) Amount represents the estimated cost of outplacement services to be provided to the NEO in the event of termination of employment as a result of the specified termination event.

(10) With respect to these Swiss pension plans, amounts shown in the "Retirement" column represent the present value of Mr. Deltort's accumulated benefit commencing at age 65. For all other termination scenarios, amounts shown represent the value of the cash balance account as of December 31, 2020. Reported amounts are based upon the portion of the accumulated benefit and cash balance account attributable to company contributions.

CHANGE IN CONTROL ARRANGEMENTS

We have entered into change in control severance agreements with the NEOs. The agreements provide the NEOs with certain severance benefits following a change in control of us and qualifying termination of their employment. The agreements are intended to encourage executives to remain employed with us during a time when their prospects for continued employment following a transaction may be uncertain (since many transactions result in significant organizational changes at the executive level). We choose to provide these agreements to promote a stable executive team and so that executives will remain focused on shareholders' and customers' interests during the transition process. To receive the severance benefits provided under the agreements, an executive must sign a general release of any claims against us.

We do not believe NEOs should receive severance benefits merely because a change in control transaction occurs. Therefore, our agreements have a "double trigger." This means that severance benefits are provided only upon the occurrence of both a change in control of us and either (1) an involuntary termination of employment without "cause" (as defined in the agreement) or (2) a voluntary termination of employment with "good reason" (as defined in the agreement). If both triggers occur, the NEO would be provided with severance benefits that would include a lump sum payment equal to three times (in the case of Mr. Hanson) or two times (in the case of the other NEOs) the sum of the NEO's base salary and target annual incentive award. In addition, the NEO would receive a payout of any unpaid incentive compensation allocated or awarded to the NEO for the completed calendar year preceding the date of termination and a pro rata portion to the date of termination of the aggregate value of all contingent incentive compensation awards to the NEO for the current calendar year. If prior to a change in control, the NEO's employment is terminated without cause at the direction of a person who has entered into an agreement with us, the consummation of which would constitute a change in control, or by the NEO for good reason, the NEO would be entitled to a lump-sum severance payment equal to three times (in the case of Mr. Hanson) or two times (in the case of the other NEOs) the sum of the NEO's base salary and the amount of the largest aggregate annual bonus paid to the NEO during the three years immediately prior to the year in which the termination occurred. In addition, the NEO would receive a payout of any unpaid incentive compensation allocated or awarded to the NEO for the completed calendar year preceding the date of termination, provided that the performance conditions applicable to such incentive compensation are met, and an amount equal to a pro rata portion to the date of termination of the average annual award paid to the NEO under our incentive compensation plans during the three years immediately prior to the year in which the notice of termination was given.

Further, unless otherwise provided for under a written award agreement, (1) all outstanding stock options granted to the NEO would become immediately vested and exercisable, (2) all time-based restrictions on RSUs would immediately lapse, and (3) with respect to PRSUs, the number of units that would be earned would be the greater of (a) the target number, or (b) the number that would have been earned based on actual performance through the date of the change in control. Each U.S.-based NEO would receive a cash amount equal to the unvested portion, if any, of our matching contributions (and attributable earnings) credited to him under the 401(k) plan and the DCP, as well as a lump-sum payment equal to two times the annual value for life and health (including medical and dental) insurance benefits and any applicable perquisites prior to termination.

Given that none of the NEOs has an employment agreement with us, we have concluded that a constructive termination severance trigger is appropriate to prevent potential acquirers from causing the constructive termination of an NEO's employment to avoid paying any severance benefits at all. Without a constructive termination trigger, following a change in control, an acquirer could materially demote an NEO, materially reduce his or her salary and reduce or eliminate his or her annual bonus opportunity in order to encourage the NEO to resign voluntarily and thereby avoid paying severance. Thus, our agreements provide certain benefits for NEOs in the event of a voluntary termination for "good reason" (as defined in the agreements).

None of the change in control severance agreements with the NEOs includes any tax gross-up provisions.

EXECUTIVE SEVERANCE PLAN

The Zimmer Biomet Holdings, Inc. Executive Severance Plan is applicable to certain members of our executive leadership team, which includes all of the NEOs. Under the Executive Severance Plan, following a termination by the company of a participant's employment, unless his or her employment is terminated for misconduct or any of the other reasons specified in the Executive Severance Plan, a participant will be eligible to receive a lump-sum severance amount equal to two times (for the President and CEO) or one times (for the other NEOs) the sum of (i) the participant's annualized base salary in effect when the termination occurs and (ii) the participant's target annual bonus amount in effect when the termination occurs. Participants eligible to receive severance benefits under the Executive Severance Plan and who are covered under COBRA will also be eligible to receive a lump-sum amount equal to the then-current monthly COBRA premium (for medical and dental insurance only) in effect the day prior to the separation date, multiplied by 24 for the President and CEO and by 12 for the other NEOs. Eligible participants will also be offered outplacement services with a value not to exceed $25,000, or an equivalent cash benefit in the plan administrator's discretion.

In addition to the foregoing benefit amounts, if a participant's employment is terminated on or after January 1 but prior to the payment date for bonuses related to the previous calendar year under the annual cash incentive plan, and the participant was eligible to participate in the annual cash incentive plan immediately prior to the separation and is entitled to severance benefits under the Executive Severance Plan, the participant's severance benefit under the Executive Severance Plan will be increased by the value of the bonus the participant would have received under the annual cash incentive plan, if any, had the participant remained employed on the payment date.

In order to receive benefits under the Executive Severance Plan, a participant must sign a general release of claims and continue to be bound by the terms of his or her non-competition agreement with us. If a participant violates or breaches any term of the Executive Severance Plan or the general release or any restrictive covenant agreement with us, or if facts are later disclosed or discovered that could have supported the participant's termination for cause and would have rendered the participant ineligible to receive severance benefits under the Executive Severance Plan, then the participant will forfeit any and all rights to benefits under the Executive Severance Plan and, to the extent benefits have already been paid to the participant, must repay the full amount within 15 days of written notice from us.

NON-COMPETE ARRANGEMENTS

We have entered into Confidentiality, Non-Competition and Non-Solicitation Agreements with the NEOs.

Agreements with U.S.-Based NEOs. The agreements with U.S.-based NEOs provide that the NEO is restricted from competing with us for a period of two years, in the case of Mr. Hanson, or 18 months, in the case of the other U.S.-based NEOs, following termination of employment within a specified territory, which generally includes every country in which we have significant operations. With respect to U.S.-based NEOs other than Mr. Hanson, in the event of an NEO's involuntary separation from employment with us for a reason that renders the NEO eligible for severance benefits, then, to the extent the NEO is denied, solely because of the provisions of the non-competition agreement, a specific employment, consulting or other position that would otherwise be offered to the NEO by a competing organization, and provided the NEO satisfies all conditions of the non-competition agreement, then upon expiration of the NEO's severance benefit period, the company will make monthly payments to the NEO for each month the NEO remains unemployed through the end of the non-competition period. These monthly payments will equal the lesser of the NEO's monthly base pay at the time of his separation of employment from the company or the monthly compensation that would have been offered to the NEO from the competing organization.

Agreement with Mr. Yi. Our agreement with Mr. Yi is similar to our agreements with U.S.-based NEOs except that the specified territory in which he is restricted from competing with us is defined as Australia, China, Hong Kong, India, Japan, Korea, Malaysia, New Zealand, Singapore, Taiwan, Thailand and any other country where we have, at the relevant time, established a representative office or entity.

Agreement with Mr. Deltort. Our agreement with Mr. Deltort is similar to our agreements with U.S.-based NEOs except that the specified territory in which he is restricted from competing with us is defined as Switzerland, the European Community member states, the European Free Trade Association member states and any other country for which he possesses knowledge of confidential company information.

2020 CEO PAY RATIO

As required by Item 402(u) of Regulation S-K of the Exchange Act, we are providing the following information about the relationship of the annual total compensation of our CEO and the annual total compensation of our employees for 2020.

Total Compensation Amounts and Ratio for 2020

For 2020, the ratio of the annual total compensation of Mr. Hanson, our CEO, to the median of the annual total compensation of all employees is 180 to 1. This ratio is based on the following:

- the annual total compensation of Mr. Hanson for 2020 as reported in column (j) of the 2020 Summary Compensation Table was $13,031,701 and
- the annual total compensation of the median employee for 2020 was $72,527.

This pay ratio is a reasonable good faith estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described below. The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

Pay ratios within our industry will also differ and may not be comparable depending on the size, scope, global breadth and structure of the company.

Median Employee Identification and Compensation Calculation

We used the following methodology and material assumptions and estimates to identify the median employee.

Employee Population

- Total Global Population. We determined that, as of October 23, 2020, the date we selected to identify the median employee, our employee population consisted of 20,122 individuals (excluding our CEO) working for Zimmer Biomet Holdings, Inc. and our consolidated subsidiaries, with approximately 53.5% of these individuals located in the U.S. and approximately 46.5% located in more than 30 other countries around the world.
- *De Minimis* Exemption. We chose to exclude 4.73% of our non-U.S. employees (952 individuals in 10 countries, as detailed below) from the determination of our median employee.

● Chile	104		● South Africa	143
● Costa Rica	51		● Taiwan	143
● India	169		● Thailand	175
● Malaysia	34		● Turkey	67
● Mexico	65		● Vietnam	1

After excluding employees employed in the jurisdictions set forth above, our adjusted employee population consisted of 19,170 U.S. and non-U.S. employees in the aggregate (excluding our CEO) as of October 23, 2020.

Consistently Applied Compensation Measure

- To identify the median employee, we utilized a consistently applied compensation measure, target total cash compensation, which includes base salary (for salaried employees), base hourly compensation (for hourly employees), target sales commissions (as applicable), and target annual cash incentive compensation (annual bonus) for the year ended December 31, 2020. The target total cash compensation of employees paid in currencies other than U.S. dollars was converted to U.S. dollars using a 9-month average exchange rate.

Selection of Median Employee

- We calculated median target total cash compensation for the resulting employee population (after the *de minimis* exemption described above). That median value was $58,437.
- We also identified the employees whose target total cash compensation was within a one percent (1%) range (plus or minus one-half of one percent (0.5%)) of that median value (197 employees) (the "Median Group").
- We then identified our median employee from the Median Group as an employee whose annual total compensation includes elements that we reasonably believe reflect our compensation practices for a representative employee.

Annual Total Compensation of "Median Employee"

- To determine the annual total compensation of the median employee, we calculated the elements of that employee's compensation for 2020 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, resulting in annual total compensation in the amount of $72,527.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of December 31, 2020 about our equity compensation plans under which shares of our common stock have been authorized for issuance.

Plan Category	A Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	B Weighted-average exercise price of outstanding options, warrants and rights ($)	C Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A)) (#)
Equity compensation plans approved by security holders[1]	8,667,012[2]	116.67[3]	7,349,953[4][5][6][7]
Equity compensation plans not approved by security holders[8]	42,551[9]	N/A[10]	410,649
Total	8,709,563	116.67	7,760,602

(1) Consists of the 2009 Plan, the Stock Plan for Non-Employee Directors, the Deferred Compensation Plan for Non-Employee Directors and the Employee Stock Purchase Plan.

(2) Represents shares which may be issued pursuant to the following outstanding awards: (a) 64,701 DSUs issued pursuant to the terms of the Deferred Compensation Plan for Non-Employee Directors, as described in footnote (6) below; (b) 1,179,411 RSUs issued pursuant to the terms of the 2009 Plan and the Stock Plan for Non-Employee Directors (assuming that outstanding PRSUs are earned at the maximum award level); and (c) 7,422,900 shares subject to stock options issued pursuant to the terms of the 2009 Plan.

(3) Represents the weighted average exercise price of outstanding options. Does not take into consideration outstanding DSUs or RSUs, which, once vested, may be converted into shares of our common stock on a one-for-one basis upon distribution at no additional cost.

(4) Assumes that outstanding PRSUs are earned at the maximum award level. After shareholder approval of the 2009 Plan on May 4, 2009, an aggregate of 6,682,573 shares remaining available under two prior plans (the "2006 Plan" and the "TeamShare Plan") were merged into the 2009 Plan, which provides for the grant of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, RSUs, performance units and performance shares. The maximum number of shares of our common stock that may be issued pursuant to awards under the 2009 Plan is equal to the sum of (a) 11,682,573 shares, plus (b) 3,700,000 shares approved by shareholders on May 7, 2013, plus (c) 10,000,000 shares approved by shareholders on May 3, 2016, plus (d) the aggregate number of shares underlying outstanding awards under the 2006 Plan and the TeamShare Plan as of May 4, 2009 that later terminate or expire or are cancelled or forfeited during the term of the 2009 Plan without having been exercised or fully vested; provided, however, that each award of restricted stock, RSUs, performance units and performance shares under the 2009 Plan reduces the number of shares available for grant by two and thirty-seven hundredths (2.37) shares for every one share or unit granted. Between May 4, 2009 and December 31, 2020, an aggregate of 3,688,661 shares underlying outstanding awards under the 2006 Plan and the TeamShare Plan terminated or were cancelled or forfeited without having been exercised or fully vested and became available for issuance under the 2009 Plan. If shareholders vote to adopt the amended 2009 Plan at the annual meeting (see Proposal 4), the total number of shares that may be issued under the 2009 Plan will be increased by 5,800,000 shares.

(5) The Stock Plan for Non-Employee Directors provides for the grant of stock options, restricted stock and RSUs. A maximum of 800,000 shares may be issued pursuant to awards under the plan. As of December 31, 2020, 428,364 shares remained available for future issuance. Of the 800,000 total shares that may be issued, not more than 400,000 shares may be issued pursuant to awards of restricted stock and RSUs. As of December 31, 2020, 156,790 full value awards had been granted and not cancelled under the Stock Plan for Non-Employee Directors, leaving a maximum of 243,209 full value awards that could still be granted under the plan.

(6) The Deferred Compensation Plan for Non-Employee Directors provides for the deferral of certain compensation payable to our non-employee directors in the form of DSUs. When amounts are deferred, a director's deferred compensation account is credited with that number of DSUs equal to the deferral amount divided by the fair market value of a share of our common stock. Such DSUs are payable in shares of our

common stock after cessation of the individual's service as a director. A maximum of 200,000 shares may be issued under the plan. As of December 31, 2020, 96,512 shares remained available for future issuance.

(7) Includes 1,197,746 shares available for purchase under the Employee Stock Purchase Plan.

(8) Consists of the Independent Sales Representatives Deferred Annual Final Compensation and Equity Incentive Plan (the "Sales Representative Plan"), which is described below.

(9) Represents deferred stock units awarded under the Sales Representative Plan as of December 31, 2020.

(10) Deferred stock units are converted into shares of our common stock on a one-for-one basis upon distribution at no additional cost, but were acquired as described below.

The Sales Representative Plan is an unfunded, deferred compensation plan for our independent distributors. A participant may allocate each year's contribution to his or her account in 10% increments between deferred stock units and a non-interest bearing deferred compensation account. For plan years prior to 2008, participants could also allocate contributions to stock option units. Neither stock option units nor deferred stock units have any dividend or voting rights. A participant's stock option units will be converted into deferred stock units upon the earlier of (1) the ten-year anniversary of the date of grant of the applicable stock option unit, or (2) the date of the termination of the participant's distributor agreement. Deferred stock units will be converted into shares of common stock on a one-to-one basis upon distribution from the plan. Prior to 2009, participants could have elected to receive distributions of their interest in the plan in annual installments over a period of three to ten years. For amounts deferred after 2008, distributions of participants' interests in the plan will generally be made in three annual installments. The maximum number of shares that may be issued over the life of the plan is 750,000.

APPROVAL OF THE AMENDED 2009 STOCK INCENTIVE PLAN

Proposal 4 – Approval of the Amended 2009 Stock Incentive Plan

In February 2021, the Board approved proposed amendments to the 2009 Plan in accordance with the recommendation of the Compensation and Management Development Committee (the "committee" in Proposals 4, 5 and 6) and directed that the amended plan be submitted to shareholders for approval at the annual meeting.

Proposed Changes

If approved by shareholders at the annual meeting, the proposed changes to the 2009 Plan would:

- increase the number of shares available for issuance pursuant to awards under the plan by 5.8 million shares;
- eliminate provisions that no longer apply or are not used;
- extend the term of the plan by eight years to May 31, 2032; and
- make certain other clarifying changes.

The copy of the 2009 Plan included in this proxy statement as Appendix B is marked to show all of the proposed amendments to the plan.

Our Board recommends a vote FOR approval of the Amended 2009 Stock Incentive Plan.

Purpose, Governance Features and Available Shares Analysis

The purpose of the 2009 Plan is to promote the success and enhance the value of the company by linking the personal interests of our employees to those of our shareholders and by providing employees with long-term incentives for outstanding performance. The 2009 Plan is further intended to provide flexibility for us to motivate, attract and retain the services of employees who will be largely responsible for our long-term performance, growth and financial success. As discussed in the CD&A, the committee seeks to utilize our executive compensation programs effectively to drive the long-term financial performance of the company and align executives' interests with those of shareholders through equity-based incentives and stock ownership guidelines that facilitate a culture of ownership. The committee believes that when the actual pay of the executives is dependent upon our financial and stock price performance, the interests of the executives are better aligned with those of our shareholders.

Governance features of the 2009 Plan include the following:

- A fungible share pool design, whereby 2.37 shares are subtracted from the available share pool for every PRSU and RSU granted, and one share is deducted for every stock option granted;
- Individual annual limits on the number of awards that may be granted;
- Prohibition on repricing stock options without shareholder approval;
- Minimum stock option exercise price equal to the fair market value of our common stock on the date of grant;
- Double-trigger change in control provision;
- No "evergreen" feature that could increase the shares authorized for issuance without shareholder approval; and
- Administration by the committee, which is composed entirely of independent directors.

If the 2009 Plan as proposed to be amended is not approved by shareholders at the annual meeting, the 2009 Plan will continue in effect.

In approving the increase in the number of shares authorized for issuance contemplated by the proposed amendments, the committee and the Board considered the following:

- Share usage over the past several years and anticipated share usage for the next few years;
- The fact that the number of shares remaining available for future issuance (approximately 5.6 million shares as of December 31, 2020), would likely be insufficient to make awards of equity-based compensation after 2022 having the same value that typically have been awarded as part of annual grants to our executives and other employees during prior years;
- Potential dilution to our current shareholders as measured by run rate and overhang;
- Compensation peer group practices and market benchmarking provided by Willis Towers Watson, the committee's independent compensation consultant; and
- Shareholder support of and feedback on our executive compensation programs.

Based on these considerations, an additional 5.8 million shares are being proposed to be made available for issuance under the 2009 Plan, which the committee believes represents an appropriate increase at this time.

Considering that awards under the 2009 Plan will be subject to the discretion of the committee, and the fact that, full-value awards, such as RSUs and PRSUs, under the plan will reduce the number of shares remaining available for grant by 2.37 shares for each share or unit granted, we cannot calculate the amount and timing of subsequent dilution that may ultimately result from such awards. It also is not possible to predict with complete accuracy the number of years over which the shares available for future grants, including the additional shares to be made available pursuant to the amendments to the 2009 Plan, will be utilized. If approximately the same number of shares granted in 2020 is awarded in 2021 and future years, we believe that the number of shares available under the 2009 Plan, following amendment, would be sufficient for grants through at least 2024. This could change based on actual award activity, which is in the discretion of the committee.

As discussed above and in the CD&A, the committee believes that the ability to provide equity compensation to our executives and other employees has been, and will continue to be, essential to our ability to continue to attract, retain and motivate talented employees. The committee believes that equity-based compensation is a key feature of a competitive compensation program. Further, equity-based compensation awards help align our employees' interests with those of our shareholders.

Administration

The 2009 Plan is administered by the Board of Directors through the committee, which is composed entirely of independent directors who are intended to meet the criteria of "non-employee director" under Section 16 of the Exchange Act. The committee selects the employees who receive awards, the form of those awards and all terms and conditions of the awards. The committee also certifies the level of attainment of performance targets.

Eligibility; Forms of Awards

Awards may be granted only to employees of the company, including its subsidiaries and affiliates. The number of employees eligible to participate in the 2009 Plan is approximately 20,000. The committee may grant incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, RSUs, performance units and performance shares under the 2009 Plan.

Shares Authorized; Fungible Share Pool

If the amended 2009 Plan is approved by shareholders, the total number of shares which may be issued under the plan would be increased by 5,800,000 million shares. The number of shares available for awards under the 2009 Plan would be equal to the sum of the following: (1) 24,500,000 shares, plus (2) 6,682,573 shares (the aggregate number of shares that remained available for issuance under the 2006 Plan and the TeamShare Plan (collectively, the "Prior Plans") as of the effective date of the 2009 Plan), and (3) the aggregate number of shares underlying outstanding awards under the Prior Plans as of the effective date of the 2009 Plan that terminate or expire or are cancelled or forfeited during the term of the 2009 Plan without having been exercised or fully vested.

Each option or stock appreciation right granted under the 2009 Plan reduces the number of shares available for grant by one share for every one share granted. Each award granted under the 2009 Plan that may result in the issuance of our common stock, other than an option or stock appreciation right, reduces the number of shares available for grant by 2.37 shares for every one share granted.

No more than 1,000,000 shares may be issued pursuant to incentive stock option awards. No individual participant may be granted, in any single calendar year, stock options and/or stock appreciation rights to purchase more than 500,000 shares of common stock, and no individual participant may be granted, in any single calendar year, restricted stock, RSUs, performance units and/or performance shares representing more than 250,000 shares of common stock.

Qualifying Performance Criteria

Awards of performance shares and performance units will be, and any other type of award (except incentive stock options) in the discretion of the committee may be, contingent upon achievement of qualifying performance criteria. The committee will determine the specific targets for the selected qualifying performance criteria. Following the applicable performance period, the committee will determine the extent to which the criteria have been achieved and the corresponding level to which vesting requirements have been satisfied and will certify these determinations in writing.

The qualifying performance criteria will be based on one or more of the following measures: net sales; revenue; assets; liabilities; gross profit; operating profit; net earnings; earnings per share; earnings before or after deduction for all or any portion of interest, taxes, depreciation, amortization or other items; profit margin (gross, operating or net); cash flow, net cash flow or free cash flow; acquisition integration synergies (measurable savings and efficiencies resulting from integration); acquisition integration milestone achievements; stock price performance; total shareholder return; costs or expenses; debt, net debt, borrowing levels, leverage ratios or credit ratings; market share or customer acquisition, expansion or retention; financial return ratios (including return on equity, return on assets or net assets, return on capital or invested capital and return on operating profit); acquisitions, divestitures, joint ventures, strategic alliances, spin-offs, split-ups and similar transactions; and reorganizations, recapitalizations, restructurings, financings (issuance of debt or equity) or refinancings. These measures may be based on the company as a whole or on a business unit, division, line of business, project, geographical region, affiliate or subsidiary, either individually, alternatively or in any combination, as determined by the committee.

Stock Options and Stock Appreciation Rights

Stock options awarded may be either incentive stock options or nonqualified stock options. Options will expire no later than 10 years after the date of grant and may not be exercised prior to one year following the date of grant unless otherwise determined by the committee. The exercise price of stock options may not be less than the fair market value of common stock on the date of grant. The committee may establish other vesting or performance requirements which must be met prior to the exercise of the stock options. Stock options may be granted in tandem with stock appreciation rights.

Restricted Stock and RSU Awards

The committee may also grant shares of restricted stock or RSUs that are subject to the continued employment of the employee and may also be subject to the attainment of qualifying performance criteria at the discretion of the committee. Generally, if the employee's employment terminates prior to the completion of the specified employment or the attainment of the specified performance criteria, the awards will lapse. The committee may provide for a pro-rated attainment of time-based restrictions.

Generally, an award will not vest during a period less than one year following the date of the award unless the committee determines otherwise. During the restriction period, unless the committee determines otherwise, an employee who holds restricted stock will be entitled to vote the shares and to receive cash dividends, if any are declared. Cash dividends paid with respect to restricted stock that is subject to the satisfaction of targets for qualifying performance criteria will be retained by us during the restriction period and will be subject to the same restrictions as the underlying restricted stock. An employee who holds RSUs will have none of the rights of a shareholder until the restriction period has ended and shares of common stock have been issued.

Long-Term Performance Awards

The committee may grant performance units or performance shares. Performance units entitle the employee to receive a specified dollar value, variable under conditions specified in the award, if the performance objectives specified in the award are achieved and other terms and conditions are satisfied. Performance shares entitle the employee to receive a specified number of shares of common stock, or the equivalent cash value, if the objectives specified in the award are achieved and other terms are satisfied.

Adjustments

The number, class and price of stock options and other awards are subject to appropriate adjustment in the event of certain changes in our common stock, including stock dividends, stock splits, recapitalizations, reorganizations, corporate separation or division, consolidations, split-ups, combinations or exchanges of shares and similar transactions.

Change in Control

Unless the committee otherwise expressly provides in the agreement relating to an award, in the event an employee's employment with us terminates pursuant to a qualifying termination (as defined in the 2009 Plan) during the three-year period following a change in control (as defined in the 2009 Plan): (1) all of the employee's outstanding options will become immediately fully vested and exercisable and (2) all time-based restrictions imposed under awards of restricted stock and RSUs will immediately lapse.

If we undergo a change in control during the award period applicable to an award that is subject to the achievement of qualifying performance criteria, unless the committee otherwise expressly provides in the agreement relating to an award, the number of shares or units deemed earned will be the greater of (1) the target number of shares or units specified in the employee's award agreement or (2) the number of shares or units that would have been earned by applying the qualifying performance criteria specified in the award agreement to our actual performance from the beginning of the applicable award period to the date of the change in control.

In addition, in the event of a change in control, the committee may (1) determine that outstanding options will be assumed by, or replaced with comparable options by, the surviving corporation and that outstanding awards will be converted to similar awards of the surviving corporation, or (2) take such other actions with respect to outstanding options and awards as the committee deems appropriate.

Amendment of the Plan

The Board of Directors may amend or suspend the 2009 Plan at any time and from time to time; provided, however, that, except in connection with a corporate transaction involving us (including any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination or exchange of shares), the terms of outstanding awards may not be amended, without shareholder approval, to reduce the exercise price of outstanding options or stock appreciation rights or to cancel outstanding options or stock appreciation rights in exchange for cash, other awards, or options or stock appreciation rights with an exercise price that is less than the exercise price of the original options or stock appreciation rights; and provided, further, that the Board shall submit for shareholder approval any amendment (other than an amendment pursuant to the adjustment provisions described above) required to be submitted for shareholder approval by law, regulation or applicable stock exchange requirements or that otherwise would: (1) increase the maximum stock award levels described above; (2) reduce the price at which stock options may be granted to below fair market value on the date of grant; (3) extend the term of the plan; or (4) change the class of persons eligible to be participants.

Employees Based Outside the U.S.

The 2009 Plan provides that the committee may modify the terms and conditions of awards granted to employees who are based outside the U.S. in order to comply with provisions of laws in other countries in which we operate or have employees.

Plan Benefits

The grant of awards under the 2009 Plan is entirely within the discretion of the committee. It is currently not possible for us to determine the benefits or amounts that will be awarded in the future under the plan. The closing price of our common stock on March 15, 2021 was $161.47. See "Plan Benefits" below for a description of awards made under the plan in 2020.

U.S. Federal Income Tax Consequences

The U.S. federal income tax consequences arising with respect to awards granted under the 2009 Plan will depend on the type of the award. The following provides only a general description of the application of federal income tax laws to certain awards under the 2009 Plan (as discussed within this section, as proposed to be amended). This discussion is intended for the information of shareholders considering how to vote at the meeting and not as tax guidance to employees, as the consequences may vary with the types of awards made, the method of payment or settlement and other factors. The summary does not address the effects of other federal taxes (including possible "golden parachute" excise taxes) or taxes imposed under state, local or foreign tax laws. You should review Appendix B, which includes the 2009 Plan as proposed to be amended.

From the employees' standpoint, as a general rule, ordinary income will be recognized at the time of payment of cash or delivery of actual shares of common stock (for example, upon exercise of nonqualified stock options). Future appreciation on shares of common stock held beyond the ordinary income recognition event will be taxable at the long-term or short-term capital gains rates when the shares of common stock are sold (depending on how long the shares were held). We, as a general rule, will be entitled to a tax deduction that corresponds in time and amount to the ordinary income recognized by the employee, and we will not be entitled to any tax deduction in respect of capital gain income recognized by the employee.

Exceptions to these general rules may arise under the following circumstances:

- if shares of common stock transferred in exchange for performance of services, when delivered, are subject to a substantial risk of forfeiture by reason of failure to satisfy any employment-, service-, or performance-related condition, ordinary income taxation and our tax deduction will be delayed until the risk of forfeiture lapses (unless the employee makes a special election to ignore the risk of forfeiture);

- if an employee is granted an option that qualifies as an "incentive stock option," no ordinary income will be recognized, and we will not be entitled to any tax deduction, if shares of common stock acquired upon exercise of such option are (a) held more than the longer of one year from the date of exercise and two years from the date of grant and (b) at all times during the period beginning on the date of the granting of the option and ending on the day three months before the date of exercise, the grantee remained an employee of us, one of our subsidiaries or a corporation "issuing or assuming a stock option in a transaction to which Code Section 424(a) applies"; and

- an award may be taxable to the employee at 20 percentage points above ordinary income tax rates at the time it becomes vested, plus interest at the underpayment rate plus one percentage point, even if that is prior to the delivery of the cash or common stock in settlement of the award, if the award constitutes "deferred compensation" under Code Section 409A, and the requirements of Code Section 409A are not satisfied.

The 2009 Plan provides that we have the right to require the recipient of any award under the 2009 Plan to pay to us an amount necessary for us to satisfy our obligation to pay required federal, state or local income tax, Federal Insurance Contribution Act tax, social insurance tax or other required withholding amount applicable to the employee with respect to such award. We may, to the extent permitted by law, withhold from other amounts payable to the employee an amount necessary to satisfy these obligations. Unless the committee determines otherwise, an employee may satisfy the withholding obligation by having shares retained or by delivering shares having a value sufficient to cover such obligations.

Incorporation by Reference

The above description is only a summary of the 2009 Plan as proposed to be amended and is qualified in its entirety by reference to the full text, a copy of which is included in this proxy statement as Appendix B.

PLAN BENEFITS

The following table sets forth the awards received by or allocated to the persons and groups listed under the 2009 Plan in 2020.

Name and Position	Number of securities underlying nonqualified stock options granted	Number of securities underlying all other awards granted[1]
Bryan Hanson, President and CEO	158,480	29,360
Suketu Upadhyay, Executive VP and CFO	40,414	7,487
Ivan Tornos, Group President, Global Businesses and the Americas	41,996	7,781
Sang Yi, President, APAC	25,355	4,700
Didier Deltort, President, EMEA	23,296	4,316
All current executive officers as a group	330,202	61,178
All current directors who are not executive officers as a group	—	—
All employees, including all current officers who are not executive officers, as a group	1,039,868	250,340

(1) PRSUs are counted at the target award level.

APPROVAL OF THE AMENDED STOCK PLAN FOR NON-EMPLOYEE DIRECTORS

Proposal 5 – Approval of the Amended Stock Plan for Non-Employee Directors

In February 2021, the Board approved proposed amendments to the Stock Plan for Non-Employee Directors (the "Director Stock Plan") in accordance with the recommendation of the committee and directed that the amended plan be submitted to shareholders for approval at the annual meeting.

The Director Stock Plan is the sole plan for providing equity-based compensation in the form of stock options, restricted stock and RSUs to our non-employee directors. The Board believes that the Director Stock Plan is in our best interest and the best interest of our shareholders, as equity awards granted under the plan help to attract and retain experienced and highly qualified non-employee directors, align director and shareholder interests and link director compensation with company performance.

Proposed Changes

If approved by shareholders at the annual meeting, the proposed changes to the Director Stock Plan would:

- replace the existing $300,000 annual limit on equity-based compensation with a $700,000 annual limit on total compensation (including both cash and equity-based compensation);
- eliminate provisions that no longer apply or are not used;
- extend the term of the plan by 10 years to December 31, 2032; and
- make certain other clarifying changes.

The copy of the Director Stock Plan included in this proxy statement as Appendix C is marked to show all of the proposed amendments to the plan.

Our Board recommends a vote FOR approval of the Amended Stock Plan for Non-Employee Directors.

Purpose

The purpose of the Director Stock Plan is to secure for the company and shareholders the benefits of the incentive inherent in increased common stock ownership by the members of the Board of Directors.

Administration; Eligible Directors

The Director Stock Plan is administered by the Board of Directors. The Board has the power under the plan to grant awards of stock options, restricted stock and RSUs to directors who are not our employees.

Shares Subject to the Director Stock Plan; Overall Compensation Limit

A maximum of 800,000 shares of our common stock may be issued pursuant to awards under the Director Stock Plan, subject to adjustment as provided in the plan, and no more than 50% of such awards may be in the form of restricted stock or RSUs. If the proposed amendments are approved by shareholders at the annual meeting, then with respect to any calendar year, the sum of the value of all awards granted to a director under the plan, together with all cash compensation earned by such director, may not exceed $700,000.

Terms and Conditions of Awards

The exercise price of stock options is equal to the fair market value of our common stock on the date of grant. Stock options expire no later than 10 years after the date of grant. The stock options become exercisable 25% per year on each anniversary date of the grant, beginning on the first anniversary date. The Board may grant awards of restricted stock or RSUs that may be subject to objectives specified by the Board. The Board will select the non-employee directors to whom restricted stock and RSUs may from time to time be granted, determine the number of shares to be covered by each award granted, determine the terms and conditions of any award, and prescribe the form of the agreement, legend or other instrument necessary or advisable in the administration of awards.

Change in Control

In the event a non-employee director's membership on the Board terminates pursuant to a qualifying termination (as defined in the Director Stock Plan) during the three-year period following a change in control (as defined in the Director Stock Plan), all of the director's outstanding stock options will become immediately fully vested and exercisable.

In addition, in the event of a change in control, the Board of Directors may (1) determine that outstanding stock options will be assumed by, or replaced with comparable options by, the surviving corporation and that outstanding awards will be converted to similar awards of the surviving corporation, or (2) take such other actions with respect to outstanding stock options and awards as the Board deems appropriate.

Amendment or Discontinuance

The Board may amend the Director Stock Plan at any time and from time to time as it deems advisable; provided, however, that, except in connection with a corporate transaction involving us (including any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination or exchange of shares), the terms of outstanding awards may not be amended, without shareholder approval, to reduce the exercise price of outstanding stock options or to cancel outstanding stock options in exchange for cash or other awards at a time when the exercise price of the option exceeds the fair market value of a share of common stock, or in exchange for stock options with an exercise price that is less than the exercise price of the original stock options; and provided, further, that except as provided in the plan, the Board may not, without further approval by the shareholders, increase the maximum number of shares of common stock which may be issued pursuant to awards under the plan, reduce the minimum option exercise price, extend the period during which awards may be granted or exercised under the plan or change the class of persons eligible to receive awards under the plan.

U.S. Federal Income Tax Consequences

The U.S. federal income tax consequences arising with respect to awards granted under the Director Stock Plan will depend on the type of the award. The following provides only a general description of the application of federal income tax laws to certain awards under the Director Stock Plan. This discussion is intended for the information of shareholders considering how to vote at the meeting and not as tax guidance to non-employee directors, as the consequences may vary with the types of awards made, the method of payment or settlement and other factors.

From the non-employee directors' standpoint, as a general rule, ordinary income will be recognized at the time of exercise of nonqualified stock options or the vesting of restricted stock or RSUs. Future appreciation on shares of common stock held beyond the ordinary income recognition event will be taxable at capital gains rates when the shares of common stock are sold. We, as a general rule, will be entitled to a tax deduction that corresponds in time and amount to the ordinary income recognized by the non-employee director, and we will not be entitled to any tax deduction in respect of capital gain income recognized by the non-employee director.

Incorporation by Reference

The above description is only a summary of the Director Stock Plan as proposed to be amended and is qualified in its entirety by reference to the full text, a copy of which is included in this proxy statement as Appendix C.

Plan Benefits

The following table sets forth the awards received by or allocated to the persons and groups listed under the Director Stock Plan in 2020.

Name and Position	Number of securities underlying nonqualified stock options granted	Number of securities underlying all other awards granted
Bryan Hanson, President and CEO	—	—
Suketu Upadhyay, Executive VP and CFO	—	—
Ivan Tornos, Group President, Global Businesses and the Americas	—	—
Sang Yi, President, APAC	—	—
Didier Deltort, President, EMEA	—	—
All current executive officers as a group	—	—
All current directors who are not executive officers as a group	—	10,772
All employees, including all current officers who are not executive officers, as a group	—	—

APPROVAL OF THE AMENDED DEFERRED COMPENSATION PLAN FOR NON-EMPLOYEE DIRECTORS

Proposal 6 – Approval of the Amended Deferred Compensation Plan for Non-Employee Directors

In February 2021, the Board approved proposed amendments to the Deferred Compensation Plan for Non-Employee Directors (the "Deferred Compensation Plan") in accordance with the recommendation of the committee and directed that the amended plan be submitted to shareholders for approval at the annual meeting.

Under the terms of the Deferred Compensation Plan, we award each non-employee director 500 DSUs as of the date of each annual meeting of shareholders with an initial value based on the price of our common stock on that date. We also require that 50% of a director's annual retainer be deferred and credited to his or her deferred compensation account in the form of DSUs with an initial value equal to the amount of fees deferred until the director holds a total of at least 5,000 DSUs. We settle annual DSU awards and mandatory deferral DSUs in shares of our common stock following a director's termination of service on the Board.

The Board believes that the Deferred Compensation Plan is in our best interest and the best interest of our shareholders, as the annual DSU awards granted under the plan help to attract and retain experienced and highly qualified non-employee directors. In addition, the annual DSU awards and the mandatory deferral DSUs serve to align director and shareholder interests and link director compensation with company performance.

Proposed Changes

If approved by shareholders at the annual meeting, the proposed changes to the Director Stock Plan would:

- eliminate provisions that no longer apply or are not used;
- extend the term of the plan by 10 years to December 31, 2032; and
- make certain other clarifying changes.

The copy of the Deferred Compensation Plan included in this proxy statement as Appendix D is marked to show all of the proposed amendments to the plan.

Our Board recommends a vote FOR approval of the Amended Deferred Compensation Plan for Non-Employee Directors.

Administration

The Deferred Compensation Plan is administered by the Board of Directors, which has the authority to adopt rules and regulations to carry out the Deferred Compensation Plan and to interpret, construe and implement the provisions of the Deferred Compensation Plan.

Eligibility

Any member of the Board who is not an officer or employee of the company is eligible to participate in the Deferred Compensation Plan.

Amount of Deferral

Until such time as a participant meets the guideline level of share unit ownership established by the Board, 50% of the basic fee payable to the participant for membership on the Board will be deferred and credited to the participant's deferred compensation account as DSUs equal to the number of shares of our common stock that could have been purchased with the deferred fee. As an additional mandatory deferral, at each annual meeting of shareholders, each participant will receive 500 DSUs. A participant may elect to defer receipt of compensation in excess of the participant's mandatory deferral.

Period of Deferral; Form of Payment

Mandatory deferrals and annual DSUs will be paid in shares of our common stock within sixty days after the cessation of the participant's service as a director. Elective deferrals will be paid in cash.

Shares Subject to the Deferred Compensation Plan

The maximum number of shares of our common stock that may be issued and distributed under the Deferred Compensation Plan is 200,000 shares.

Participant's Rights Unsecured

The rights of any participant to receive future payments under the provisions of the Deferred Compensation Plan is an unsecured claim against our general assets.

Amendment

The Board of Directors may amend, modify or terminate the Deferred Compensation Plan at any time or from time to time; provided, however, that the Board will submit for shareholder approval any amendment required to be submitted for shareholder approval by law, regulation or applicable stock exchange requirements.

Incorporation by Reference

The above description is only a summary of the Deferred Compensation Plan as proposed to be amended and is qualified in its entirety by reference to the full text, a copy of which is included in this proxy statement as Appendix D.

Plan Benefits

The following table sets forth the awards received by or allocated to the persons and groups listed under the Deferred Compensation Plan in 2020.

Name and Position	Number of securities underlying nonqualified stock options granted	Number of securities underlying all other awards granted
Bryan Hanson, President and CEO	—	—
Suketu Upadhyay, Executive VP and CFO	—	—
Ivan Tornos, Group President, Global Businesses and the Americas	—	—
Sang Yi, President, APAC	—	—
Didier Deltort, President, EMEA	—	—
All current executive officers as a group	—	—
All current directors who are not executive officers as a group	—	6,745
All employees, including all current officers who are not executive officers, as a group	—	—

APPROVAL OF AMENDMENTS TO OUR RESTATED CERTIFICATE OF INCORPORATION TO PERMIT SHAREHOLDERS TO CALL A SPECIAL MEETING

Proposal 7 — Approval of Amendments to Our Restated Certificate of Incorporation to Permit Shareholders to Call a Special Meeting

We are asking shareholders to approve amendments (the "Special Meeting Charter Amendment") to our Restated Certificate of Incorporation to permit a shareholder or group of shareholders owning an aggregate net long position of at least 15% of our outstanding common stock to call a special meeting of shareholders. The description in this Proposal 7 of the proposed Special Meeting Charter Amendment is qualified in its entirety by reference to, and should be read in conjunction with, the full text of the proposed Special Meeting Charter Amendment, which is attached to this proxy statement as Appendix E.

The Board has also approved corresponding amendments to our Restated Bylaws to permit a shareholder or group of shareholders owning an aggregate net long position of at least 15% of our outstanding common stock to call a special meeting of shareholders, contingent upon the approval of the Special Meeting Charter Amendment by shareholders at the annual meeting.

A net long position will be determined in accordance with Rule 14e-4 under the Exchange Act and will be reduced by the number of shares as to which the Board determines that such holder does not, or will not, have the right to vote or direct the vote at the special meeting or as to which the Board determines that such holder has entered into any derivative or other agreement, arrangement or understanding that hedges or transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of such shares.

The ability of shareholders to call special meetings is increasingly considered an important aspect of good corporate governance. While the Board recognizes that providing a shareholder right to call special meetings is consistent with corporate governance best practices, the Board also believes that special meetings of shareholders should be extraordinary events that are held only when strategic concerns or other similar considerations require that the matters to be addressed not be delayed until the next annual meeting. Moreover, because special meetings can be expensive and time consuming and potentially disruptive to normal business operations, the Board believes that a small percentage of shareholders should not be entitled to utilize the right to call a special meeting for their own interests, which may not be shared by the majority of shareholders. The Board will continue to have the ability to call special meetings of shareholders in instances when it determines it is appropriate to do so.

In light of these considerations, the Board believes that establishing an ownership threshold of a net long position of at least 15% for shareholders to call a special meeting achieves a reasonable balance between enhancing shareholder rights and adequately protecting our long-term interests and the long-term interests of our shareholders. The Board believes that an ownership threshold of at least 15% is appropriate based on our current size and shareholder composition, as it would provide our shareholders with a meaningful right to request a special meeting, while mitigating the risk that corporate resources are wasted to serve the narrow self-interests of a few minority shareholders.

The Board has determined that the Special Meeting Charter Amendment is advisable and in our best interests and the best interests of our shareholders. The Board has approved and recommends that our shareholders approve the Special Meeting Charter Amendment as set out in Appendix E. If shareholders approve the Special Meeting Charter Amendment, it would become effective upon filing of the Special Meeting Charter Amendment with the Secretary of State of the State of Delaware. We currently plan to file the Special Meeting Charter Amendment with the Secretary of State of the State of Delaware as soon as reasonably practicable after receiving shareholder approval. If shareholders approve the Special Meeting Charter Amendment, the amendments to our Restated Bylaws described in this Proposal 7 would become effective immediately upon the filing and effectiveness of the Special Meeting Charter Amendment with the Secretary of State of the State of Delaware.

Our Board recommends a vote FOR approval of the amendments to our Restated Certificate of Incorporation to permit shareholders to call a special meeting.

OWNERSHIP OF OUR STOCK

SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of January 5, 2021 by each non-employee director, each of the executives named in the 2020 Summary Compensation Table and all current directors and executive officers as a group.

Beneficial Owner	Common Stock Beneficially Owned[1]			
	Total Shares Owned[2]	Shares Acquirable in 60 Days[3]	Deferred Share Units[3]	Percent of Class[4]
(a)	(b)	(c)	(d)	(e)
Non-Employee Directors				
Christopher B. Begley	14,607	6,143	5,925	*
Betsy J. Bernard	26,952	13,801	8,901	*
Gail K. Boudreaux	14,150	6,143	5,913	*
Michael J. Farrell	10,033	3,375	4,658	*
Larry C. Glasscock	39,779	16,247	12,651	*
Robert A. Hagemann	26,188	15,179	9,009	*
Arthur J. Higgins	27,257	15,619	9,238	*
Maria Teresa Hilado	3,698	—	2,048	*
Syed Jafry	3,966	—	2,041	*
Sreelakshmi Kolli[5]	—	—	—	—
Michael W. Michelson	8,598	2,196	4,318	*
Named Executive Officers				
Bryan Hanson	406,721	347,525	—	*
Suketu Upadhyay	28,657	25,982	—	*
Ivan Tornos	58,117	47,083	—	*
Sang Yi	144,844	136,700	—	*
Didier Deltort	30,587	26,283	—	*
All current directors and executive officers as a group (19 persons)	1,159,815	934,362	64,701	*

* Less than 1.0%

(1) Unless otherwise noted, shares are owned directly or indirectly with sole voting and dispositive power. None of the shares owned by our current directors and executive officers have been pledged as security.

(2) Includes shares owned directly and indirectly, shares acquirable within 60 days after January 5, 2021 (column (c)) and deferred share units (column (d)).

(3) A beneficial owner of stock is a person who has sole or shared voting power, meaning the power to control voting decisions, or sole or shared investment power, meaning the power to cause the disposition of the stock. A person is also considered the beneficial owner of shares as to which the person has the right to acquire beneficial ownership (within the meaning of the preceding sentence) within 60 days. For this reason, column (c) includes exercisable stock options, stock options that become exercisable within 60 days after January 5, 2021, shares underlying RSUs that will settle within 60 days after January 5, 2021 and vested RSUs held by directors that would be settled in shares of our common stock within 60 days at the discretion of the director (e.g., upon retirement). Similarly, column (d) includes deferred share units held by directors that would be settled in shares of our common stock within 60 days at the discretion of the director. The table does not include stock options or RSUs held by executive officers that vest more than 60 days after January 5, 2021. It also does not include vested RSUs held by directors that are subject to mandatory deferral of settlement until May 2021 or later.

(4) Based on 207,594,194 shares outstanding as of January 5, 2021, plus shares acquirable within 60 days of January 5, 2021 as described in footnote (3) above.

(5) Ms. Kolli joined the Board in February 2021.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information concerning each person (including any group) known to us to beneficially own more than 5% of our common stock as of March 10, 2021. Unless otherwise noted, shares are owned directly or indirectly with sole voting and investment power.

Name and Address of Beneficial Owner	Total Number of Shares Owned	Percent of Class[1]
BlackRock, Inc.[2] 55 East 52nd Street New York, NY 10055	19,395,694	9.31%
The Vanguard Group[3] 100 Vanguard Boulevard Malvern, PA 19355	15,703,785	7.54%

(1) Based on 208,241,363 shares outstanding as of March 10, 2021.

(2) Except for information pertaining to the percent of shares of common stock held, which is computed based on shares of common stock outstanding as of March 10, 2021, based solely on information provided by BlackRock, Inc. in a Schedule 13G/A filed with the SEC on February 1, 2021. BlackRock, Inc. possesses sole power to vote or to direct the vote of 17,791,888 shares and sole power to dispose or to direct the disposition of 19,395,694 shares.

(3) Except for information pertaining to the percent of shares of common stock held, which is computed based on shares of common stock outstanding as of March 10, 2021, based solely on information provided by The Vanguard Group in a Schedule 13G/A filed with the SEC on February 10, 2021. The Vanguard Group possesses sole power to vote or to direct the vote of 0 shares, shared power to vote or to direct the vote of 336,218 shares, sole power to dispose or to direct the disposition of 14,801,432 shares and shared power to dispose or to direct the disposition of 902,353 shares.

ADDITIONAL INFORMATION

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

1. Why am I receiving these materials?
We have made this proxy statement available to you on the Internet or, upon your request, have delivered a printed version of this proxy statement to you by mail, in connection with the solicitation of proxies by our Board of Directors for use at our 2021 annual meeting of shareholders to be held on Friday, May 14, 2021 at 8 a.m. Eastern Time, and at any postponement(s) or adjournment(s) thereof. You are receiving this proxy statement because you owned shares of Zimmer Biomet common stock at the close of business on March 15, 2021, and that entitles you to vote at the meeting. By use of a proxy, you can vote whether or not you virtually attend the meeting. This proxy statement describes the matters on which we would like you to vote and provides information on those matters so that you can make an informed decision.

2. What am I voting on?
There are seven proposals scheduled to be voted on at the annual meeting:

- Election of directors (Proposal 1);
- Ratification of the appointment of PwC as our independent registered public accounting firm for 2021 (Proposal 2);
- Advisory Say on Pay proposal (Proposal 3);
- Approval of the amended 2009 Stock Incentive Plan (Proposal 4);
- Approval of the amended Stock Plan for Non-Employee Directors (Proposal 5);
- Approval of the amended Deferred Compensation Plan for Non-Employee Directors (Proposal 6); and
- Approval of amendments to our Restated Certificate of Incorporation to permit shareholders to call a special meeting (Proposal 7).

3. How does the Board recommend that I vote?
The Board recommends that you vote your shares:

- "**FOR**" the election of each of the nominees to the Board (Proposal 1);
- "**FOR**" ratification of the appointment of PwC as our independent registered public accounting firm for 2021 (Proposal 2);
- "**FOR**" the Say on Pay proposal (Proposal 3);
- "**FOR**" approval of the amended 2009 Stock Incentive Plan (Proposal 4);
- "**FOR**" approval of the amended Stock Plan for Non-Employee Directors (Proposal 5);
- "**FOR**" approval of the amended Deferred Compensation Plan for Non-Employee Directors (Proposal 6); and
- "**FOR**" approval of amendments to our Restated Certificate of Incorporation to permit shareholders to call a special meeting (Proposal 7).

4. How many votes do I have?
You will have one vote for every share of Zimmer Biomet common stock that you owned at the close of business on March 15, 2021.

5. How many shares are entitled to vote?
There were 208,316,591 shares of Zimmer Biomet common stock outstanding as of March 15, 2021 and entitled to vote. Each share is entitled to one vote.

6. What is the quorum requirement for the annual meeting?
The holders of a majority of the outstanding shares entitled to vote at the meeting must be present or represented by proxy at the meeting for the transaction of business. This is called a quorum. Your shares will be counted for purposes of determining if there is a quorum, whether representing votes for, against or abstained, if you attend virtually and vote during the meeting or have voted before the meeting via the Internet, by telephone or by properly submitting a proxy card or vote instruction form by mail. If a quorum is not present, the meeting will be adjourned until a quorum is obtained.

7. What is the voting requirement to approve each of the proposals?
The voting requirement for each of the proposals is as follows:

- *Election of directors.* Nominees for director must receive a majority of the votes cast in person or by proxy on the election of directors in order to be elected as a director. This means that the number of shares voted "for" a nominee must exceed the number of votes "against" that nominee.

ADDITIONAL INFORMATION

- *Ratification of the appointment of PwC.* The affirmative vote of a majority of the shares present in person or by proxy is required to ratify the appointment of PwC as our independent registered public accounting firm.
- *Say on Pay.* The affirmative vote of a majority of the shares present in person or by proxy is required to approve the non-binding proposal concerning the compensation of our NEOs as disclosed in this proxy statement.
- *Approval of the amended 2009 Stock Incentive Plan.* The affirmative vote of a majority of the shares present in person or by proxy is required to approve the proposal concerning the amended 2009 Stock Incentive Plan.
- *Approval of the amended Stock Plan for Non-Employee Directors.* The affirmative vote of a majority of the shares present in person or by proxy is required to approve the proposal concerning the amended Stock Plan for Non-Employee Directors.
- *Approval of the amended Deferred Compensation Plan for Non-Employee Directors.* The affirmative vote of a majority of the shares present in person or by proxy is required to approve the proposal concerning the amended Deferred Compensation Plan for Non-Employee Directors.
- *Approval of amendments to our Restated Certificate of Incorporation to permit shareholders to call a special meeting.* The affirmative vote of a majority of the outstanding shares of our common stock is required to approve the proposal concerning amendments to our Restated Certificate of Incorporation.

8. What if I vote "abstain"?

A vote to "abstain" on the election of directors (Proposal 1) will have no effect on the outcome of this proposal. A vote to "abstain" on Proposals 2, 3, 4, 5, 6 and 7 will have the effect of a vote against those proposals.

9. Why did I receive a notice in the mail instead of a full set of proxy materials?

As allowed by SEC rules, we have elected to provide access to our proxy materials via the Internet. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials ("Notice") to our shareholders. All shareholders will have the ability to access the proxy materials on the website referred to in the Notice or request to receive a printed set of the proxy materials. The Notice provides instructions on how to access the proxy materials over the Internet or to request a printed copy. In addition, shareholders may request to receive proxy materials in printed form by mail or electronically by email on an ongoing basis. We encourage you to take advantage of the availability of the proxy materials on the Internet to help reduce the environmental impact of our annual meetings.

10. What is the difference between a shareholder of record and a beneficial owner?

The difference is as follows:

- *Shareholder of Record.* If your shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., then you are considered the shareholder of record with respect to those shares, and the Notice was sent directly to you. If you request printed copies of the proxy materials by mail, you will receive a proxy card.
- *Beneficial Owner.* If your shares are held in an account at a brokerage firm, bank, broker dealer, or other nominee, then you are the beneficial owner of shares held in "street name," and the Notice was forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the annual meeting. As a beneficial owner, you have the right to instruct the record holder on how to vote the shares held in your account. Those instructions are contained in a "vote instruction form." If you request printed copies of the proxy materials by mail, you will receive a vote instruction form.

11. If I am a shareholder of record, how do I vote?

There are four ways to vote:

- *Via the Internet during the meeting.* You may vote during the annual meeting by accessing www.virtualshareholdermeeting.com/ZBH2021 and entering the 16-digit control number on the proxy card or Notice and following the directions on the virtual meeting website.
- *Via the Internet before the meeting.* You may vote by proxy via the Internet by following the instructions provided in the Notice or the proxy card.
- *By Telephone.* If you request printed copies of the proxy materials by mail, you may vote by proxy by calling the toll free number found on the proxy card.
- *By Mail.* If you request printed copies of the proxy materials by mail, you may vote by proxy by filling out the proxy card and returning it in the envelope provided.

12. If I am a beneficial owner, how do I vote?

There are four ways to vote:

- *Via the Internet during the meeting.* If you wish to vote during the annual meeting, you must obtain instructions on how to vote at the meeting from the record holder of your shares. Please contact that organization for instructions regarding obtaining such instructions.
- *Via the Internet before the meeting.* You may vote by proxy via the Internet by following the instructions provided in the Notice or vote instruction form.

- *By Telephone*. If you request printed copies of the proxy materials by mail, you may vote by proxy by calling the toll free number found on the vote instruction form.
- *By Mail.* If you request printed copies of the proxy materials by mail, you may vote by proxy by filling out the vote instruction form and sending it back in the envelope provided.

13. Is my vote confidential?
Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed, except:

- as necessary to meet applicable legal requirements;
- to allow for the tabulation and certification of votes; and
- to facilitate a successful proxy solicitation.

Occasionally, shareholders provide written comments on their proxy cards, which may be forwarded to management and the Board.

14. Can I change my vote?
Yes. At any time before your proxy is voted, you may change your vote by:

- revoking it by written notice to our Corporate Secretary at Zimmer Biomet Holdings, Inc., 345 East Main Street, Warsaw, Indiana 46580;
- delivering a later-dated proxy (including a telephone or Internet vote); or
- voting during the meeting.

15. How are proxies voted?
All shares represented by valid proxies received prior to the annual meeting will be voted and, where a shareholder specifies by means of the proxy a choice with respect to any matter to be acted upon, the shares will be voted in accordance with the shareholder's instructions.

16. What happens if a nominee for director declines the nomination or is unable to serve?
If that happens, the persons named as proxies may vote for a substitute nominee designated by the Board to fill the vacancy, or, if no substitute has been nominated, for the remaining nominees, leaving a vacancy, or the Board may reduce its size. The Board has no reason to believe that any of the nominees will be unable or decline to serve if elected.

17. What happens if I do not give specific voting instructions?
It depends on how your shares are held:

- *Shareholders of Record.* In the following situations, the proxy holders will vote your shares in the manner recommended by the Board on proposals presented in this proxy statement and as the proxy holders may determine in their judgment and discretion with respect to any other matters properly presented for a vote at the annual meeting:

    - if, when voting online at www.ProxyVote.com or via mobile.proxyvote.com, you select the "Submit" button without voting on each item individually;
    - if, when voting via the telephone, you elect not to vote on matters individually; and
    - if you sign and return a proxy card without giving specific voting instructions.

- *Beneficial Owners.* If you do not provide the record holder of your shares with specific voting instructions, your record holder may vote on the ratification of the appointment of PwC as our independent registered public accounting firm for 2021 (Proposal 2). However, your record holder cannot vote your shares without specific instructions on the other matters – the election of directors (Proposal 1), the Say on Pay proposal (Proposal 3), the approval of the amended 2009 Stock Incentive Plan (Proposal 4), the approval of the amended Stock Plan for Non-Employee Directors (Proposal 5), the approval of the amended Deferred Compensation Plan for Non-Employee Directors (Proposal 6) and the approval of amendments to our Restated Certificate of Incorporation to permit shareholders to call a special meeting (Proposal 7). If your record holder does not receive instructions from you on how to vote your shares on Proposals 1, 3, 4, 5, 6 or 7, your record holder will inform the inspector of election that it does not have the authority to vote on those proposals with respect to your shares.

This is generally referred to as a "broker non-vote." Broker non-votes will be counted as present for purposes of determining whether enough votes are present to hold the annual meeting, but they will not be counted in determining the outcome of the vote for any of proposals, other than Proposal 7. Any broker non-votes with respect to Proposal 7 will have the same effect as votes cast "against" such proposal.

18. Who will serve as the inspector of election?
A representative from Broadridge Financial Solutions will serve as the independent inspector of election.

19. How can I find out the results of the annual meeting?

Preliminary voting results will be announced at the meeting. The final voting results will be tallied by the inspector of election and published in our Current Report on Form 8-K, which we are required to file with the SEC within four business days following the annual meeting.

20. Who is paying for the cost of this proxy solicitation?

We are paying the costs of the solicitation of proxies. We have retained Alliance Advisors LLC to assist in soliciting proxies for a fee of $18,000 plus out-of-pocket expenses. We must also pay brokerage firms and other persons representing beneficial owners of shares held in street name certain fees associated with:

- forwarding the Notice to beneficial owners;
- forwarding printed proxy materials by mail to beneficial owners who specifically request them; and
- obtaining beneficial owners' voting instructions.

In addition to soliciting proxies by mail, certain of our directors, officers and employees, without additional compensation, may solicit proxies personally or by telephone, facsimile or email on our behalf.

21. Are there any requirements for attending the annual meeting?

In the interest of the health and safety of our shareholders, employees and communities, the annual meeting will be held by remote communication in a virtual-only format. Holders of our common stock at the close of business on March 15, 2021, the record date, may attend and participate in the meeting by accessing www.virtualshareholdermeeting.com/ZBH2021 and entering the 16-digit control number on the proxy card, Notice or voting instruction form previously received. Online access to the meeting will begin at 7:50 a.m. Eastern Time on Friday, May 14, 2021.

Shareholders will have the ability to vote and the opportunity to submit questions during the meeting using the directions on the virtual meeting website. Shareholders may also vote and submit questions in advance of the meeting at www.proxyvote.com after logging in with the 16-digit control number referred to above. Beginning 10 minutes prior to, and during, the annual meeting, support will be available to assist shareholders with any technical difficulties they may have accessing or hearing the virtual meeting. If you encounter any technical difficulties, please call the support team at the numbers listed on the log-in screen of the virtual meeting website.

22. Is there a list of shareholders entitled to vote at the annual meeting?

A list of shareholders entitled to vote will be available during the meeting and for ten days prior to the meeting, between the hours of 9 a.m. and 5 p.m. Eastern Time, at our offices at 345 East Main Street, Warsaw, Indiana. If you would like to view the shareholder list, please contact our Corporate Secretary to schedule an appointment.

23. What is "householding"?

"Householding" is a procedure under which we are delivering a single copy of this proxy statement and our 2020 Annual Report to multiple shareholders who share the same address unless we have received contrary instructions from one or more of the shareholders. This procedure reduces our printing and mailing costs. Upon request, we will deliver promptly a separate copy of this proxy statement and our 2020 Annual Report to any shareholder at a shared address to which we delivered a single copy of these documents. To receive a separate copy of this proxy statement or the 2020 Annual Report, or to notify us that you wish to receive separate copies in the future, or a single copy if you are currently receiving multiple copies, please contact our Corporate Secretary at Zimmer Biomet Holdings, Inc., 345 East Main Street, Warsaw, Indiana 46580 or by telephone at (574) 267-6131. Shareholders who hold shares in "street name" may contact their brokerage firm, bank, broker dealer or other similar organization to request information about householding.

24. What is the deadline to propose actions for consideration or to nominate individuals to serve as directors at the 2022 annual meeting of shareholders?

It depends on whether the information is to be included in our proxy materials:

- *Requirements for Shareholder Proposals to Be Considered for Inclusion in our Proxy Materials.*
  - Shareholder proposals to be considered for inclusion in our proxy statement and form of proxy relating to the 2022 annual meeting of shareholders must be delivered to our Corporate Secretary no later than December 1, 2021.
  - In addition, all proposals will need to comply with Rule 14a-8 of the Exchange Act, which lists the requirements for the inclusion of shareholder proposals in company-sponsored proxy materials.
- *Requirements for Director Nominees to Be Considered for Inclusion in our Proxy Materials ("Proxy Access").*
  - Pursuant and subject to the proxy access provisions in our Restated Bylaws, a shareholder or group of up to twenty shareholders, owning three percent or more of our outstanding common stock continuously for at least three years may nominate and include in our proxy materials director nominees constituting up to the greater of two directors or twenty percent of the number of directors then in office. Shareholder requests to include director nominees in our proxy statement and form of proxy relating to the 2022 annual meeting of shareholders must be delivered to our Corporate Secretary not earlier than November 1, 2021 and not later than the close of business on December 1, 2021.

- In addition, the notice must set forth the information required by our Restated Bylaws with respect to each director nomination that a shareholder requests for inclusion in our proxy materials.
- *Notice Requirements for Other Director Nominees or Shareholder Proposals to Be Brought Before the 2022 Annual Meeting of Shareholders.*
  - Notice of any director nomination or other proposal that a shareholder intends to present at the 2022 annual meeting of shareholders, but does not intend to have included in our proxy statement and form of proxy relating to the 2022 annual meeting of shareholders, must be delivered to our Corporate Secretary not earlier than the close of business on January 14, 2022 and not later than the close of business on February 13, 2022.
  - In addition, the notice must set forth the information required by our Restated Bylaws with respect to each director nomination or other proposal.
- *General Information about Shareholder Proposals and Nominations.*
  - A copy of our Restated Bylaws may be obtained by contacting our Corporate Secretary.
  - The mailing address of our Corporate Secretary is 345 East Main Street, Warsaw, Indiana 46580.

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Exchange Act requires our officers and directors and persons who own more than 10% of our common stock to file reports of ownership and changes in ownership with the SEC. Based on our review of such filings, we believe that all such reports required by Section 16(a) of the Exchange Act were in compliance with such filing requirements during the year ended December 31, 2020, with the exception of one report filed on behalf of an executive officer, Ms. Nichol, on October 22, 2020 reporting the vesting of RSUs and related share withholdings, which was filed late due to an administrative error on the part of the company.

OTHER MATTERS

We do not know of any other matters that will be considered at the annual meeting. Nonetheless, in case there is an unforeseen need, the accompanying proxy gives discretionary authority to the persons named on the proxy with respect to any other matters that might be brought before the meeting. Those persons intend to vote that proxy in their judgment and discretion.

ANNUAL REPORT AND FORM 10-K

Our 2020 Annual Report, containing our 2020 Form 10-K, which includes our consolidated financial statements for the year ended December 31, 2020, accompanies this proxy statement but is not a part of our soliciting materials.

INCORPORATION BY REFERENCE

The statements in this proxy statement under the captions "AUDIT COMMITTEE MATTERS – AUDIT COMMITTEE REPORT" and "EXECUTIVE COMPENSATION – COMPENSATION COMMITTEE REPORT" do not constitute soliciting material and should not be deemed filed with the SEC or incorporated by reference into any other filing under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate them by reference into such filing.

The information on our website, www.zimmerbiomet.com, is not, and should not be deemed to be, a part of this proxy statement, or incorporated into any other filings we make with the SEC.

Reconciliation of GAAP Financial Measures to Non-GAAP Financial Measures

Presented below are reconciliations of non-GAAP financial measures discussed in the Compensation Discussion and Analysis section of this proxy statement to the most directly comparable financial measures prepared in accordance with GAAP. These non-GAAP financial measures may not be comparable to similar measures reported by other companies and should be considered in addition to, and not as a substitute for, or superior to, other measures prepared in accordance with GAAP.

The following is a reconciliation of reported net sales (revenue) for 2020 prepared in accordance with GAAP to net sales (revenue) on a constant currency basis (i.e., adjusted to eliminate the effect on revenue of foreign currency rate fluctuations relative to budget) as used in our annual cash incentive plan for 2020.

**RECONCILIATION OF REPORTED NET SALES (REVENUE) TO
CONSTANT CURRENCY NET SALES (REVENUE)
(in millions, unaudited)**

	For the Year Ended December 31, 2020		
	As Reported	**Foreign Exchange Impact**	**As Adjusted**
Consolidated Net Sales	$7,025	$61	$6,964

The following is a reconciliation of net cash provided by operating activities prepared in accordance with GAAP to free cash flow as used in our annual cash incentive plan for 2020.

**RECONCILIATION OF NET CASH PROVIDED BY OPERATING
ACTIVITIES TO FREE CASH FLOW
(in millions, unaudited)**

	Year Ended December 31, 2020
Net cash provided by operating activities	$1,204.5
Additions to instruments	(291.7)
Additions to other property, plant and equipment	(117.5)
Free cash flow	$ 795.3

The following is a reconciliation of diluted (loss) earnings per share ("EPS") prepared in accordance with GAAP to adjusted diluted EPS as used in our annual cash incentive plan for 2020.

RECONCILIATION OF REPORTED DILUTED (LOSS) EARNINGS PER SHARE TO ADJUSTED DILUTED EPS
(unaudited)

Diluted (Loss) Earnings per share	$ (0.67)
Inventory and manufacturing related charges(1)	0.26
Intangible asset amortization(2)	2.89
Goodwill and intangible asset impairment(3)	3.12
Restructuring and other cost reduction initiatives(4)	0.56
Quality remediation(5)	0.24
Acquisition, integration and related(6)	0.12
Litigation(7)	0.77
European Union Medical Device Regulation ("EU MDR")(8)	0.12
Other charges(9)	0.05
Taxes on above items (10)	(1.22)
Swiss tax reform (11)	(0.03)
Other certain tax adjustments (12)	(0.50)
Effect of dilutive shares assuming net earnings(13)	(0.04)
Adjusted Diluted EPS	$5.67

(1) Inventory and manufacturing-related charges in 2020 were primarily related to excess and obsolete inventory charges on certain product lines we intend to discontinue and other charges. The excess and obsolete inventory charges on certain product lines are driven by overlapping product lines in our portfolio and we have plans to discontinue one of the product lines, or from decisions not to spend additional funds to keep certain products up-to-date on the latest quality standards or requirements, such as the EU MDR, and so we have decided to discontinue such products.

(2) We exclude intangible asset amortization from our non-GAAP financial measures because we internally assess our performance against our peers without this amortization. Due to various levels of acquisitions among our peers, intangible asset amortization can vary significantly from company to company.

(3) In 2020 we recognized goodwill impairment charges of $470.0 million and $142.0 million related to our EMEA and Dental reporting units, respectively, and $33.0 million of intangible asset impairments from merger-related IPR&D intangible assets.

(4) In December 2019, our Board of Directors approved, and we initiated, a new global restructuring program with an objective of reducing costs to allow us to further invest in higher priority growth opportunities. Restructuring and other cost reduction initiatives also include other cost reduction initiatives that have the goal of reducing costs across the organization.

(5) We are addressing inspectional observations on Form 483 and a Warning Letter issued by the U.S. Food and Drug Administration ("FDA") following its previous inspections of our Warsaw North Campus facility, among other matters. This quality remediation has required us to devote significant financial resources and is for a discrete period of time. The majority of the expenses are related to consultants who are helping us to update previous documents and redesign certain processes.

(6) We exclude certain acquisition, integration and related gains and expenses from our non-GAAP results.

(7) We are involved in routine patent litigation, product liability litigation, commercial litigation and other various litigation matters. We review litigation matters from both a qualitative and quantitative perspective to determine if excluding the losses or gains will provide our investors with useful incremental information. Litigation matters can vary in their characteristics, frequency and significance to our operating results. The litigation charges and gains excluded from our non-GAAP financial measures in the period presented relate to product liability matters where we have received numerous claims on specific products, patent litigation and commercial litigation related to a common matter in multiple jurisdictions. In regards to the product liability matters, due to the complexities involved and claims filed in multiple districts, the expenses associated with these matters are significant to our operating results. Once the litigation matter has been excluded from our non-GAAP financial measures in a particular period, any additional expenses or gains from changes in estimates are also excluded, even if they are not significant, to ensure consistency in our non-GAAP financial measures from period-to-period.

(8) The EU MDR imposes significant additional premarket and postmarket requirements. The new regulations provide a transition period until May 2021 for currently-approved medical devices to meet the additional requirements. For certain devices, this transition period can be extended until May 2024. We are excluding from our non-GAAP financial measures the incremental costs incurred to establish initial compliance with the regulations related to our currently-approved medical devices. The incremental costs primarily include third-party consulting necessary to supplement our internal resources.

(9) We have incurred other various expenses from specific events or projects that we consider highly variable or that have a significant impact to our operating results that we have excluded from our non-GAAP measures. These include costs related to legal entity, distribution and manufacturing optimization, including contract terminations, gains and losses from changes in fair value on our equity investments, as well as our costs of complying with our DPA with the U.S. government related to certain Foreign Corrupt Practices Act matters involving Biomet and certain of its subsidiaries. Under the DPA, we were subject to oversight by an independent compliance monitor, which monitorship concluded in August 2020. On February 9, 2021, the one-count criminal information filed against us in 2017 was dismissed with prejudice and the DPA concluded. The excluded costs include the fees paid to the independent compliance monitor and to external legal counsel assisting in the matter.

(10) Represents the tax effects on the previously specified items. The tax effect for the U.S. jurisdiction is calculated based on an effective rate considering federal and state taxes, as well as permanent items. For jurisdictions outside the U.S., the tax effect is calculated based upon the statutory rates where the items were incurred.

(11) We recognized a tax benefit related to Switzerland's Federal Act on Tax Reform and AHV Financing ("TRAF") in addition to an impact from certain restructuring transactions in Switzerland. Also included are tax adjustments relating to the ongoing impacts of tax only amortization resulting from TRAF as well as certain restructuring transactions in Switzerland.

(12) Other certain tax adjustments relate to various discrete tax period adjustments. In 2020, the adjustments were primarily related to the resolution of or changes in estimates of significant uncertain tax positions as a result of settlements or favorable rulings.

(13) Due to the reported net loss for 2020, the effect of dilutive shares assuming net earnings is shown as an adjustment. Diluted share count used in Adjusted Diluted EPS is (in millions):

	Year ended December 31, 2020
Diluted shares	207.0
Dilutive shares assuming net earnings	1.4
Adjusted diluted shares	208.4

ZIMMER BIOMET HOLDINGS, INC.
2009 STOCK INCENTIVE PLAN
(As Proposed to Be Amended on May 3, 201614, 2021)

1. General:

(a)   *Establishment of Plan; Merger of Prior Plans*. The Zimmer Holdings, Inc. 2009 Stock Incentive Plan (now known as the Zimmer Biomet Holdings, Inc. 2009 Stock Incentive Plan) (the ""Plan")") became effective on May 4, 2009 (the "2009 Effective Date") as a successor to the Zimmer Holdings, Inc. 2006 Stock Incentive Plan and the Zimmer Holdings, Inc. TeamShare Stock Option Plan (collectively, the ""Prior Plans")."). The Prior Plans were merged with and into the Plan effective as of the 2009 Effective Date, and no additional grants have beenwere made thereafter under the Prior Plans. Outstanding grants under the Prior Plans shall continuecontinued in effect according to their terms as in effect before the Plan merger (subject to such amendments as the Committee (defined below) determines, consistent with the Prior Plans, as applicable), and the shares with respect to outstanding grants under the Prior Plans shall bewere issued or transferred under this Plan.

(b)   *Effective Date of Amendments*. The Plan, as amended, will become effective on May 3, 201614, 2021 (the "20216 Amendment Effective Date"), upon the affirmative vote of the holders of a majority of the shares present in person or by proxy at the 20216 annual meeting of stockholders. Previously, the Plan was amended effective as of (i) May 3, 2016, (ii) June 24, 2015 (to change the name of the Plan to the Zimmer Biomet Holdings, Inc. 2009 Stock Incentive Plan. Prior to that, the Plan was amended on), and (iii) May 7, 2013 (the "2013 Amendment Effective Date").

(c)   *Purpose*. The purpose of the Plan is to promote the success and enhance the value of the Company by linking the personal interests of employees of the Company to those of the Company's stockholders and by providing employees with long-term incentives for outstanding performance. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract and retain the services of employees who will be largely responsible for the long-term performance, growth and financial success of the Company.

2. Definitions: For purposes of this Plan:

(a)   ""Affiliate"" means any entity in which the Issuer has, directly or indirectly, an ownership interest of at least 20%.

(b)   ""Associated Option"" shall have the meaning set forth in Section 7.

(c)   ""Award"" means an award of options, stock appreciation rights, performance shares, performance units, restricted stock or restricted stock units granted under this Plan.

(d)   ""Board" or ""Board of Directors"" means the Board of Directors of the Issuer.

(e)   ""Change in Control"" shall have the meaning set forth in Section 14(d).

(f)   ""Committee"" shall have the meaning set forth in Section 4.

(g)   ""Current Portion"" shall have the meaning set forth in Section 8(a).

(h)   ""Code"" means the U.S. Internal Revenue Code of 1986, as amended.

(i)   ""Common Stock"" means the Issuer's common stock.

(j)   ""Company"" means the Issuer (Zimmer Biomet Holdings, Inc.) and its Subsidiaries and Affiliates.

(k)   ""Deferred Portion"" shall have the meaning set forth in Section 8(a).

(l)   ""Disability"" means total disability as defined by the Company's group long-term disability insurance policy applicable to participants.

(m)   ""Exchange Act"" means the Securities Exchange Act of 1934, as amended.

(n)   ""Fair Market Value"" means the average of the high and low sale prices of a share of Common Stock on the New York Stock Exchange composite tape on the date of measurement or on any date as determined by the Committee and, if there were no trades on such date, on the day on which a trade occurred next preceding such date.

(o)   ""Issuer"" means Zimmer Biomet Holdings, Inc.

(p)   ""Plan"" means this Zimmer Biomet Holdings, Inc. 2009 Stock Incentive Plan.

(q)   ""Prior Plans"" means, collectively, the Zimmer Holdings, Inc. 2006 Stock Incentive Plan and the Zimmer Holdings, Inc. TeamShare Stock Option Plan.

(r) ""Qualifying Performance Criteria"" shall have the meaning set forth in Section 6(a).

(s) ""Qualifying Termination"" shall have the meaning set forth in Section 14(e).

(t) ""Regulations"" shall have the meaning set forth in Section 4(c).

(u) ""Restriction Period"" shall have the meaning set forth in Section 9(b)(2).

(v) ""Retirement"" shall mean termination of the employment of an employee with the Company on or after (i) the employee's 65th birthday or (ii) the employee's 55th birthday if the employee has completed 10 years of service with the Company. For purposes of this Section 2(v) and all other purposes of this Plan, Retirement shall also mean termination of employment of an employee with the Company for any reason (other than the employee's death, resignation, willful misconduct or activity deemed detrimental to the interests of the Company) where, on termination, the employee's attained age (expressed as a whole number) plus completed years of service (expressed as a whole number) plus one (1) equals at least 70 and the employee has completed 10 years of service with the Company and, where applicable, the employee has executed a general release, a covenant not to compete and/or a covenant not to solicit. For purposes of this Plan, an employee's service with the Company's former parent, Bristol-Myers Squibb Company, and its subsidiaries and affiliates before August 6, 2001, shall be included as service with the Company, provided that the employee was employed by Bristol-Myers Squibb Company on August 5, 2001 and has been continuously employed by the Company since August 6, 2001.

(w) ""Section 409A of the Code" shall mean Section 409A of the Code and the regulations and guidance promulgated thereunder.

(w)(x) "Subcommittee"" shall have the meaning set forth in Section 4(b).

(x)(y) ""Subsidiary"" shall mean any corporation which at the time qualifies as a subsidiary of the Issuer under the definition of ""subsidiary corporation"" in Section 424 of the Code.

(y)(z) ""Tax Date"" shall have the meaning set forth in Section 13(a).

(z)(aa) ""Withholding Tax"" shall have the meaning set forth in Section 13(c).

3. Shares of Common Stock Subject to the Plan:

(a)   *Shares Authorized; Share Counting; Fungible Share Pool*. Subject to the other provisions of this Section 3, effective as of the 20216 Amendment Effective Date, the total number of shares available for grant as Awards pursuant to this Plan shall be equal to the sum of the following: (i) 18,700,000 shares,24,500,000 shares (which reflects an increase of 5,800,000 shares as of the 2021 Amendment Effective Date), plus (ii) the aggregate number of shares remaining available for issuance under the Prior Plans as of the 2009 Effective Date, and (iii) the aggregate number of shares underlying outstanding awards under the Prior Plans as of the 2009 Effective Date that terminated or expired or awere cancelled or forfeited during the term of this Plan without having been exercised or fully vested. Substitute or assumed Awards made under Section 19 shall not be considered in applying this limitation. Solely for the purpose of applying the foregoing limitation and subject to the replenishment provisions of Section 3(b) below:

(1)   each option or stock appreciation right granted under this Plan shall reduce the number of shares available for grant by one share for every one share granted;

(2)   effective as of the 2013 Amendment Effective Date, each Award granted under this Plan that may result in the issuance of Common Stock, other than an option or stock appreciation right, shall reduce the number of shares available for grant by two and thirty-seven hundredths (2.37) shares for every one share granted; and

(3)   if Awards are granted in tandem, so that only one of the Awards may actually be exercised, only the Award that results in the greater reduction in the number of shares available for grant shall result in a reduction of the shares so available, and the other Award shall be disregarded.

(b)   *Shares Again Available*.

(1)   In the event all or any portion of an Award terminates or expires or is cancelled or forfeited during the term of this Plan without being exercised or fully vested or is settled for cash (collectively, "cancelled awards"), then (A) with respect to options and stock appreciation rights, the shares underlying such cancelled award shall be restored to the Plan on a one-for-one basis and may again be used for Awards under the Plan; and (B) with respect to each Award granted under this Plan that may result in the issuance of Common Stock, other than an option or stock appreciation right, effective as of the 2013 Amendment Effective Date, shares underlying such cancelled awards (whether such Awards were granted before or after the 2013 Amendment Effective Date) shall be restored to the Plan at a rate of two and thirty-seven hundredths (2.37) shares for each cancelled share and may again be used for Awards under the Plan.

(2)   Notwithstanding anything to the contrary contained herein:

(A) shares that participants tender during the term of this Plan to pay the purchase price of options in accordance with Section 7(b)(5) shall not be added to the aggregate Plan limit described above;

(B) shares that the Company retains or causes participants to surrender to satisfy Withholding Tax requirements in accordance with Section 13 shall not be added to the aggregate Plan limit described above;

(C) shares that are repurchased by the Company using option exercise proceeds shall not be added to the aggregate Plan limit described above;

(D) if a stock appreciation right included in an option in accordance with Section 7(b)(12) is exercised, the number of shares covered by the option or portion thereof which is surrendered on exercise of the stock appreciation right shall be considered issued pursuant to the Plan and shall count against the aggregate Plan limit described above, regardless of whether or not any shares are actually issued to the participant upon exercise of the stock appreciation right; and

(E) shares covered by any stock appreciation right granted in accordance with Section 18, to the extent that it is exercised and settled in Common Stock, and whether or not shares are actually issued to the participant upon exercise of the right, shall be considered issued pursuant to the Plan and shall count against the aggregate Plan limit described above.

(c)   *Individual Limitation*. No individual participant may be granted, in any single calendar year during the term of this Plan, stock options and/or stock appreciation rights to purchase more than 500,000 shares of Common Stock. No individual participant may be granted, in any single calendar year during the term of this Plan, restricted stock, restricted stock units, performance units and/or performance shares representing more than 250,000 shares of Common Stock. Substitute or assumed Awards made under Section 19 shall not be included in applying these limitations.

(d)   *Maximum Number of Incentive Stock Options.* The number of shares of Common Stock with respect to which incentive stock options may be granted shall not exceed 1,000,000 shares during the term of this Plan.

(e)   *Adjustment*. The limitations under Sections 3(a), (c) and (d) are subject to adjustment in number and kind pursuant to Section 12.

(f)   *Treasury or Market Purchased Shares.* Common Stock issued hereunder may be authorized and unissued shares or issued shares acquired by the Company on the market or otherwise.

(g)   *Effect of Plans Operated by Acquired Companies*. If a company acquired by the Company or with which the Company combines has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the shares of Common Stock authorized for grant under the Plan. Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not employees of the Company prior to such acquisition or combination.

4. Administration: The Plan shall be administered under the supervision of the Board of Directors, which may exercise its powers, to the extent herein provided, through the agency of its Compensation and Management Development Committee (the ""Committee"),"), which shall be appointed by the Board of Directors.

(a)   *Composition of Committee*. The Committee shall consist of not less than two (2) members of the Board who are intended to meet the definition of "outside director" under the provisions of Section 162(m) of the Code and the definition of ""non-employee directors"" under the provisions of the Exchange Act or rules or regulations promulgated thereunder.

(b)   *Delegation and Administration*. The Committee may delegate to one or more separate committees (any such committee a ""Subcommittee")") composed of one or more directors of the Issuer (who may, but need not be, members of the Committee) the ability to grant Awards with respect to participants who are not executive officers of the Company under the provisions of the Exchange Act or rules or regulations promulgated thereunder, and such actions shall be treated for all purposes as if taken by the Committee. Any action by any such Subcommittee within the scope of such delegation shall be deemed for all purposes to have been taken by the Committee and references in this Plan to the Committee shall include any such Subcommittee. The Committee may delegate the administration of the Plan to an officer or officers of the Issuer, and such administrator(s) may have the authority to execute and distribute agreements or other documents evidencing or relating to Awards granted by the Committee under this Plan, to maintain records relating to the grant, vesting, exercise, forfeiture or expiration of Awards, to process or oversee the issuance of shares of Common Stock upon the exercise, vesting and/or settlement of an Award, to interpret the terms of Awards and to take such other actions as the Committee may specify, provided that in no case shall any such administrator be authorized to grant Awards under the Plan. Any action by any such administrator within the scope of its delegation shall be deemed for all purposes to have been taken by the Committee and references in this Plan to the Committee shall include any such administrator, provided that the actions and interpretations of any such administrator shall be subject to review and approval, disapproval or modification by the Committee.

(c)   *Regulations*.   The Committee, from time to time, may adopt rules and regulations (~~"~~("Regulations"~~"~~)") for carrying out the provisions and purposes of the Plan and make such other determinations, not inconsistent with the terms of the Plan, as the Committee shall deem appropriate. The interpretation and construction of any provision of the Plan by the Committee shall, unless otherwise determined by the Board of Directors, be final and conclusive.

(d)   *Records and Actions*. The Committee shall maintain a written record of its proceedings. A majority of the Committee shall constitute a quorum, and the acts of a majority of the members present at any meeting at which a quorum is present, or acts unanimously approved in writing, shall be the acts of the Committee.

5. Eligibility: Awards may be granted only to employees of the Company, including Subsidiaries and Affiliates which become such after the Effective Date. Any director who is not an employee of the Company shall be ineligible to receive an Award under the Plan. The adoption of this Plan shall not be deemed to give any employee any right to an Award, except to the extent and upon such terms and conditions as may be determined by the Committee.

6. Qualifying Performance Criteria: Awards under Section 8 of this Plan shall be, and any other type of Award (other than incentive stock options) in the discretion of the Committee may be, contingent upon achievement of Qualifying Performance Criteria.

(a) *Available Criteria*. For purposes of this Plan, the term ~~"~~"Qualifying Performance Criteria" ~~shall mean any one or more~~ " means a measure of ~~the following~~ performance relating to one or more specified criteria, either individually, alternatively or in any combination, applied to either the Company as a whole or to a business unit, division, line of business, project, geographical region, Affiliate or Subsidiary, either individually, alternatively or in any combination, and measured either annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous years' results or to a designated comparison group, in each case as specified by the Committee in the Award~~:~~.

(1)   . ~~Such specified criteria may include, but are not limited to, the following:~~ net sales~~,~~

(2)   ; revenue~~,~~

(3)   ; assets; liabilities; gross profit~~,~~

(4)   ; operating profit~~,~~

(5)   ; net earnings~~,~~

(6)   ; earnings per share~~,~~

(7)   ; earnings before or after deduction for all or any portion of interest, taxes, depreciation, amortization or other items; profit margin (gross, operating or net)~~,~~

(8)   ); cash flow, net cash flow or free cash flow~~,~~

(9)   ; acquisition integration synergies (measurable savings and efficiencies resulting from integration)~~,~~

(10)   ); acquisition integration milestone achievements~~,~~

(11)   ; stock price performance~~,~~

(12)   ; total shareholder return~~,~~

(13)   internal total shareholder return (derived from operating profit growth and free cash flow yield)

(14)   expense reduction,

(15)   ; costs or expenses; debt or, net debt reduction, and

(b)(a)   , borrowing levels, leverage ratios or credit ratings; market share or customer acquisition, expansion or retention; financial return ratios (including return on equity, return on assets or net assets, return on capital or invested capital and return on operating profit).); acquisitions, divestitures, joint ventures, strategic alliances, spin-offs, split-ups and similar transactions; and reorganizations, recapitalizations, restructurings, financings (issuance of debt or equity) or refinancings.

(c)(b)   *Adjustments*. The Committee may adjust any evaluation of performance under a Qualifying Performance Criteria to exclude the effects of any of the following items or events that occurs or otherwise impacts reported results during a performance period: (1) asset write-downs, (2) litigation or claim judgments or settlements, (3) changes in tax law, accounting principles or other such laws or provisions affecting reported results, (4) accruals and expenses associated with reorganization, restructuring and/or transformation programs, (5) acquisition and integration expenses and purchase accounting, (6) share-based payments, and (7) any extraordinary non-recurring items as described in Accounting Principles Board Opinion No. 30 and/or and (6) any other items or events disclosed in management's discussion and analysis of financial condition and results of operations appearing in the Issuer's annual report to stockholders for the applicable year. Notwithstanding satisfaction or completion of any Qualifying Performance Criteria, to the extent specified at the time of grant of an Award, the number of shares, stock options, stock appreciation rights, performance shares, performance units, restricted stock, or restricted stock units or other benefits granted, issued, retainable and/or vested under an Award on account of satisfaction of such Qualifying Performance Criteria may be reduced by the Committee on the basis of such further considerations as the Committee in its sole discretion shall determine.

(d)(c)   *Establishment and Achievement of Targets*. The Committee shall establish the specific targets for the selected Qualified Performance Criteria. For Awards that are intended to qualify for exemption from the limitation on deductibility imposed by Section 162(m) of the Code or any successor provision, the targets shall be established within the required time period. These targets may be set at a specific level or may be expressed as relative to the comparable measure at comparison companies or a defined index. In cases where Qualifying Performance Criteria are established, the Committee shall determine the extent to which the criteria have been achieved and the corresponding level to which vesting requirements have been satisfied or other restrictions are to be removed from the Award or the extent to which a participant's right to receive an Award should lapse in cases where the Qualifying Performance Criteria have not been met, and shall certify these determinations in writing. The Committee may provide for the determination of the attainment of such targets in installments where it deems appropriate.

7. Stock Options: Stock options under the Plan shall consist of incentive stock options under Section 422 of the Code or nonqualified stock options (options not intended to qualify as incentive stock options), as the Committee shall determine. In addition, the Committee may grant stock appreciation rights in conjunction with an option, as set forth in Section 7(b)(12), or may grant an option in conjunction with an award of performance units or performance shares, as set forth in Section 7(b)(11) (an "Associated Option").).

Each option shall be subject to the following terms and conditions:

(a)   *Grant of Options*. The Committee shall (1) select the employees of the Company to whom options may from time to time be granted, (2) determine whether incentive stock options or nonqualified stock options are to be granted, (3) determine the number of shares to be covered by each option so granted, (4) determine the terms and conditions (not inconsistent with the Plan) of any option granted hereunder (including but not limited to restrictions upon the options, conditions of their exercise (including as to nonqualified stock options, subject to any Qualifying Performance Criteria), or restrictions on the shares of Common Stock issuable upon exercise thereof), (5) determine whether nonqualified stock options or incentive stock options granted under the Plan shall include stock appreciation rights and, if so, the Committee shall determine the terms and conditions thereof in accordance with Section 7(b)(12) hereof, (6) determine whether any nonqualified stock options granted under the Plan shall be Associated Options, and (7 and (6) prescribe the form of the instruments necessary or advisable in the administration of options.

(b)   *Terms and Conditions of Option*. Any option granted under the Plan shall be evidenced by a Stock Option Agreement entered into by the Company and the optionee, in such form as the Committee shall approve, which agreement shall be subject to the following terms and conditions and shall contain such additional terms and conditions not inconsistent with the Plan, and in the case of an incentive stock option not inconsistent with the provisions of the Code applicable to incentive stock options, as the Committee shall prescribe:

(1)   *Number of Shares Subject to an Option*. The Stock Option Agreement shall specify the number of shares of Common Stock subject to the Agreement. If the option is an Associated Option, the number of shares of Common Stock subject to such Associated Option shall initially be equal to the number of performance units or performance shares subject to the Award, but one share of Common Stock shall be canceled for each performance unit or performance share paid out under the Award.

(2)   *Option Price*. The purchase price per share of Common Stock purchasable under an option will be determined by the Committee but will be not less than the Fair Market Value of a share of Common Stock on the date of the grant of the option, except as provided in Section 19 relating to assumed or substitute Awards.

(3)   *Option Period*. The period of each option shall be fixed by the Committee, but no option shall be exercisable after the expiration of ten years from the date the option is granted.

(4)   *Consideraition*. Unless the Committee determines otherwise, each optionee, as ~~consideration for~~a condition of the grant of an option, shall remain in the continuous employ of the Company for at least one year from the date of the granting of such option, and no option shall be exercisable until after the completion of such one year period of employment by the optionee.

(5)   *Exercise of Option*. The Committee shall determine the time or times at which an option may be exercised in whole or in part during the option period. An option will be deemed exercised when the Company receives written or electronic notice of exercise (in accordance with the Stock Option Agreement) from the person entitled to exercise the option and payment in full of the purchase price and ~~Withholding Taxes~~Tax-Related Items (as defined in Section 13 hereof). Payment in full may be made (i) by certified or bank check, (ii) by wire transfer, (iii) by payment through a broker under a cashless exercise program implemented by the Company in connection with the Plan, (iv) in shares of Common Stock owned by the optionee having a Fair Market Value at the date of exercise equal to such purchase price, provided that payment in shares of Common Stock will not be permitted unless at least 100 shares of Common Stock are required and delivered for such purpose, (v) in any combination of the foregoing, or (vi) by any other method that the Committee approves. At its discretion, the Committee may modify or suspend any method for the exercise of stock options, including any of the methods specified in the previous sentence. Delivery of shares for exercising an option shall be made either through the physical delivery of shares or through an appropriate certification or attestation of valid ownership. Shares of Common Stock used to exercise an option shall have been held by the optionee for the requisite period of time to avoid adverse accounting consequences to the Company with respect to the option. No shares shall be issued until full payment therefor has been made. An optionee shall have the rights of a stockholder only with respect to shares of stock that have been recorded on the Company's books on behalf of the optionee or for which certificates have been issued to the optionee.

Notwithstanding anything in the Plan to the contrary, the Committee may, in its sole discretion, allow the exercise of a lapsed grant if the Committee determines that: (i) the lapse was solely the result of the Company's inability to execute the exercise of an option Award due to conditions beyond the Company's control and (ii) the optionee made valid and reasonable efforts to exercise the Award~~.~~, provided that in no event will the exercise of a lapsed grant be permitted if it would cause the grant to be subject to Section 409A of the Code or to be extended for purposes of Section 409A of the Code. In the event the Committee makes such a determination, the Company shall allow the exercise to occur as promptly as possible following its receipt of exercise instructions subsequent to such determination.

(6)   *Nontransferability of Options*. An option or stock appreciation right granted under the Plan may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent and distribution, and may be exercised, during the optionee's lifetime, only by the optionee; provided that the Board may permit further transferability, on a general or specific basis, and may impose conditions and limitations on any permitted transferability.

Notwithstanding the foregoing, the Committee may set forth in a Stock Option Agreement at the time of grant or thereafter, that the options (other than incentive stock options) may be transferred to members of the optionee's immediate family, and/or to one or more trusts solely for the benefit of such immediate family members ~~and to partnerships in which such family members or trusts are the only partners~~. For this purpose, immediate family means the optionee's spouse, parents, children, stepchildren, grandchildren and legal dependants. Any transfer of options under this provision will not be effective until notice of such transfer is delivered to the Company.

(7)   *Termination of Employment Other than by Retirement or Death*. If an optionee shall cease to be employed by the Company for any reason (other than termination of employment by reason of Retirement or death) after the optionee shall have been continuously so employed for one year after the granting of the option, or as otherwise determined by the Committee, the option shall be exercisable only to the extent that the optionee was otherwise entitled to exercise it at the time of such cessation of employment with the Company, unless otherwise determined by the Committee. The option shall remain exercisable for three months after such cessation of employment (or, if earlier, the end of the option period), unless the Committee determines otherwise. The Plan does not confer upon any optionee any right with respect to continuation of employment by the Company.

(8)   *Retirement of Optionee*. If an optionee shall cease to be employed by the Company by reason of Retirement after the optionee shall have been continuously employed by the Company for a period of at least one year after the granting of the option, or

as otherwise determined by the Committee, all remaining unexercised portion(s) of the option shall immediately vest and become exercisable by the optionee and shall remain exercisable for the remainder of the option period set forth therein, except that, in the case of an incentive stock option, the option shall remain exercisable for three months following Retirement (or, if earlier, the end of the option period).

(9) *Death of Optionee.* Except as otherwise provided in Section 7(b)(14), in the event of the optionee's death (i) while in the employ of the Company or (ii) after cessation of employment due to Retirement, the option shall be fully exercisable by the executors, administrators, legatees or distributees of the optionee's estate, as the case may be, at any time following such death, until the option expires. In the event of the optionee's death after cessation of employment for any reason other than Retirement, the option shall be exercisable by the executors, administrators, legatees or distributees of the optionee's estate, as the case may be, at any time during the twelve month period following such death. Notwithstanding the foregoing, unless the Committee determines otherwise, in no event shall an option be exercisable unless the optionee shall have been continuously employed by the Company for a period of at least one year after the option grant, and no option shall be exercisable after the expiration of the option period set forth in the Stock Option Agreement. In the event any option is exercised by the executors, administrators, legatees or distributees of the estate of a deceased optionee, the Company shall be under no obligation to issue stock thereunder unless and until the Company is satisfied that the person or persons exercising the option are the duly appointed legal representatives of the deceased optionee's estate or the proper legatees or distributees thereof.

(10) *No Deferral Feature.* No option or stock appreciation right granted under this Plan shall include any feature for the deferral of compensation other than, in the case of an option, the deferral of recognition of income until the later of exercise or disposition of the option under Section 83 of the Code, or the time the stock acquired pursuant to the exercise of the option first becomes substantially vested (as defined in regulations interpreting Section 83 of the Code), or, in the case of a stock appreciation right, the deferral of recognition of income until the exercise of the stock appreciation right.

(11) ~~Long-Term Performance Awards.~~ ~~The Committee may from time to time grant nonqualified stock options under the Plan in conjunction with and related to an award of performance units or performance shares made under a Long-Term Performance Award as set forth in Section 8(b)(11). In such event, notwithstanding any other provision hereof, (i) the number of shares to which the Associated Option applies shall initially be equal to the number of performance units or performance shares granted by the Award, but such number of shares shall be reduced on a one-share-for-one unit or share basis to the extent that the Committee determines, pursuant to the terms of the Award, to pay to the optionee or the optionee's beneficiary the performance units or performance shares granted pursuant to such Award, and (ii) such Associated Option shall be cancelable in the discretion of the Committee, without the consent of the optionee, under the conditions and to the extent specified in the Award.~~

(11) Reserved.

(12) *Stock Appreciation Rights.* In the case of any option granted under the Plan, either at the time of grant or by amendment of such option at any time after such grant, there may be included a stock appreciation right which shall be subject to such terms and conditions, not inconsistent with the Plan, as the Committee shall impose, including the following:

    (A) A stock appreciation right shall be exercisable to the extent, and only to the extent, that the option in which it is included is at the time exercisable, and may be exercised within such period only at such time or times as may be determined by the Committee (and in no event after expiration of ten years from the date the option was granted);

    (B) A stock appreciation right shall entitle the optionee (or any person entitled to act under the provisions of Section 7(b)(9)) to surrender unexercised the option in which the stock appreciation right is included (or any portion of such option) to the Company and to receive from the Company in exchange therefor that number of shares having an aggregate value equal to (or, in the discretion of the Committee, less than) the excess of the value of one share (provided such value does not exceed such multiple of the option price per share as may be specified by the Committee) over the option price per share specified in such option (as determined by the Committee in accordance with Section 7(b)(2)) times the number of shares called for by the option, or portion thereof, which is so surrendered. The Committee shall be entitled to cause the Company to settle its obligation, arising out of the exercise of a stock appreciation right, by the payment of cash equal to the aggregate value of the shares the Company would otherwise be obligated to deliver or partly by the payment of cash and partly by the delivery of shares. Any such election shall be made within 30 business days after the receipt by the Committee of written or electronic notice of the exercise of the stock appreciation right. The value of a share for this purpose shall be the Fair Market Value thereof on the last business day preceding the date of the election to exercise the stock appreciation right;

(C) No fractional shares shall be delivered under this Section 7(b)(12) but in lieu thereof a cash adjustment shall be made;

(D) If a stock appreciation right included in an option is exercised, such option shall be deemed to have been exercised to the extent of the number of shares called for by the option or portion thereof which is surrendered on exercise of the stock appreciation right and no new option may be granted covering such shares under this Plan; and

(E) If an option which includes a stock appreciation right is exercised, such stock appreciation right shall be deemed to have been canceled to the extent of the number of shares called for by the option or portion thereof is exercised and no new stock appreciation rights may be granted covering such shares under this Plan.

(13) *Incentive Stock Options*. Incentive stock options may only be granted to employees of the Issuer and its Subsidiaries and parent corporations, as defined in Section 424 of the Code. In the case of any incentive stock option granted under the Plan, the aggregate Fair Market Value of the shares of Common Stock (determined at the time of grant of each option) with respect to which incentive stock options granted under the Plan and any other plan of the Issuer or its parent or a Subsidiary which are exercisable for the first time by an employee during any calendar year shall not exceed $100,000 or such other amount as may be required by the Code.

(14) *Rights of Transferee*. Notwithstanding anything to the contrary herein, if an option has been transferred in accordance with Section 7(b)(6), the option shall be exercisable solely by the transferee. The option shall remain subject to the provisions of the Plan, including that it will be exercisable only to the extent that the optionee or optionee's estate would have been entitled to exercise it if the optionee had not transferred the option. In the event of the death of the optionee prior to the expiration of the right to exercise the transferred option, the period during which the option shall be exercisable will terminate on the date one year following the date of the optionee's death. In the event of the death of the transferee prior to the expiration of the right to exercise the option, the period during which the option shall be exercisable by the executors, administrators, legatees and distributees of the transferee's estate, as the case may be, will terminate on the date one year following the date of the transferee's death. In no event will the option be exercisable after the expiration of the option period set forth in the Stock Option Agreement. The option shall be subject to such other rules as the Committee shall determine.

(15) *No Reload*. Options shall not be granted under this Plan in consideration for and shall not be conditioned upon the delivery of shares of Common Stock in payment of the option price and/or tax withholding obligation under any other employee stock option.

8. Long-term Performance Awards: Long-term performance awards under the Plan shall consist of the conditional grant of a specified number of performance units or performance shares. The conditional grant of a performance unit to a participant will entitle the participant to receive a specified dollar value, variable under conditions specified in the Award, if the Qualifying Performance Criteria specified in the Award are achieved and the other terms and conditions thereof are satisfied. The conditional grant of a performance share to a participant will entitle the participant to receive a specified number of shares of Common Stock, or the equivalent cash value, as determined by the Committee, if the Qualifying Performance Criteria specified in the Award are achieved and the other terms and conditions thereof are satisfied. Each Award shall be subject to the following terms and conditions:

(a) *Grant of Awards*. The Committee shall (1) select the employees of the Company to whom Awards under this Section 8 may from time to time be granted, (2) determine the number of performance units or performance shares covered by each Award, (3) determine the terms and conditions of each performance unit or performance share awarded and the award period and performance objectives with respect to each Award, (4) determine the extent to which a participant may elect to defer payment of a percentage of an Award (the ""Deferred Portion"") pursuant to the terms of a deferred compensation plan of the Company, (5) determine whether payment with respect to the portion of an Award which has not been deferred (the ""Current Portion"") and the payment with respect to the Deferred Portion of an Award shall be made entirely in cash, entirely in Common Stock or partially in cash and partially in Common Stock, (6) determine whether the Award is to be made independently of or in conjunction with a nonqualified stock option granted under the Plan, and (7) prescribe the form of the instruments necessary or advisable in the administration of the Awards.

(b) *Terms and Conditions of Award*. Any Award conditionally granting performance units or performance shares to a participant shall be evidenced by a Performance Unit Agreement or Performance Share Agreement, as applicable, ~~executed~~entered into by the Company and the participant, in such form as the Committee shall approve, which agreement shall contain in substance the following terms and conditions applicable to the Award and such additional terms and conditions as the Committee shall prescribe:

(1) *Number and Value of Performance Units*. The Performance Unit Agreement shall specify the number of performance units conditionally granted to the participant. ~~If the Award has been made in conjunction with the grant of an Associated Option, the~~

number of performance units granted shall initially be equal to the number of shares which the participant is granted the right to purchase pursuant to the Associated Option, but one performance unit shall be canceled for each share of the Issuer's Common Stock purchased upon exercise of the Associated Option or for each stock appreciation right included in such option that has been exercised. The Performance Unit Agreement shall specify the threshold, target and maximum dollar values of each performance unit and corresponding performance objectives as provided under Section 8(b)(5).

(2)   *Number and Value of Performance Shares*. The Performance Share Agreement shall specify the number of performance shares conditionally granted to the participant. If the Award has been made in conjunction with the grant of an Associated Option, the number of performance shares granted shall initially be equal to the number of shares which the participant is granted the right to purchase pursuant to the Associated Option, but one performance share shall be canceled for each share of the Issuer's Common Stock purchased upon exercise of the Associated Option or for each stock appreciation right included in such option that has been exercised. The Performance Share Agreement shall specify that each Performance Share will have a value equal to one (1) share of Common Stock.

(3)   *Award Periods*. For each Award, the Committee shall designate an award period with a duration to be determined by the Committee in its discretion, but in no event less than three calendar years, within which specified performance objectives are to be attained. There may be several award periods in existence at any one time and the duration of performance objectives may differ from each other.

(4)   *Consideraition*. Each participant, as ~~consideration for~~ a condition of the award of performance units or performance shares, shall remain in the continuous employ of the Company for at least one year after the date of the making of such Award, and no Award shall be payable until after the completion of such one year of employment by the participant, except as otherwise determined by the Committee.

(5)   *Performance Objectives*. The Committee shall select the Qualifying Performance Criteria and specific targets for each award period.

(6)   *Determination and Payment of Performance Units or Performance Shares Earned*. As soon as practicable after the end of an award period, the Committee shall determine the extent to which Awards have been earned on the basis of actual performance in relation to the Qualifying Performance Criteria as set forth in the Performance Unit Agreement or Performance Share Agreement and certify these results in writing. The Performance Unit Agreement or Performance Share Agreement shall specify that as soon as practicable after the end of each award period, the Committee shall determine whether the conditions of Sections 8(b)(4) and 8(b)(5) hereof have been met and, if so, shall ascertain the amount payable or shares which should be distributed to the participant in respect of the performance units or performance shares. As promptly as practicable after it has determined that an amount is payable or should be distributed in respect of an Award, and within ~~90~~75 days after the end of the award period, the Committee shall cause the Current Portion of such Award to be paid or distributed to the participant or the participant's beneficiaries, as the case may be, in the Committee's discretion, either entirely in cash, entirely in Common Stock or partially in cash and partially in Common Stock. Payment of any Deferred Portion of an Award shall be determined by the terms of the Company deferred compensation plan under which the deferral was elected.

In making payment in the form of Common Stock hereunder, the cash equivalent of such Common Stock shall be determined by the Fair Market Value of the Common Stock on the day the Committee designates the performance units shall be payable.

(7)   *Nontransferability of Awards and Designation of Beneficiaries*. No Award under this Section of the Plan shall be transferable by the participant other than by will or by the laws of descent and distribution, except that a participant may designate a beneficiary pursuant to the provisions hereof. If any participant or the participant's beneficiary shall attempt to assign the participant's rights under the Plan in violation of the provisions thereof, the Company's obligation to make any further payments to such participant or the participant's beneficiaries shall forthwith terminate.

~~A~~To the extent permitted by the Committee and valid under applicable law, a participant may name one or more beneficiaries to receive any payment of an Award to which the participant may be entitled under the Plan in the event of the participant's death, on a form to be provided by the Committee. A participant may change the participant's beneficiary designation from time to time in the same manner. If no designated beneficiary is living on the date on which any payment becomes payable to a participant's beneficiary, or if no beneficiary has been specified by the participant, such payment will be payable to the participant's estate.

(8)   *Retirement and Termination of Employment Other Than by Death*. In the event of the Retirement prior to the end of an award period of a participant who has satisfied the one year employment requirement of Section 8(b)(4) with respect to an Award prior to Retirement, or as otherwise determined by the Committee, the participant, or his estate, shall be entitled to a payment of such Award at the end of the award period, pursuant to the terms of the Plan and the participant's Performance Unit Agreement or Performance Share Agreement, provided, however, that the participant shall be deemed to have earned that proportion (to the nearest whole unit or share) of the value of the performance units or performance shares granted to the participant under such Award as the number of months of the award period which have elapsed since the first day of the calendar year in which the Award was made to the end of the month in which the participant's Retirement occurs, bears to the total number of months in the award period, subject to the attainment of performance objectives associated with the Award as certified by the Committee. The participant's right to receive any remaining performance units or performance shares shall be canceled and forfeited.

Subject to Section 8(b)(6) hereof, the Performance Unit Agreement or Performance Share Agreement shall specify that the right to receive the performance units or performance shares granted to such participant shall be conditional and shall be canceled, forfeited and surrendered if the participant's continuous employment with the Company shall terminate for any reason, other than the participant's death or Retirement, prior to the end of the award period, or as otherwise determined by the Committee.

(9)   Reserved.

(10)   *Death of Participant*. In the event of the death prior to the end of an award period of a participant who has satisfied the one year employment requirement with respect to an Award under this Section 8 prior to the date of death, or as otherwise determined by the Committee, the participant's beneficiaries or estate, as the case may be, shall be entitled to a payment of such Award upon the end of the award period, pursuant to the terms of the Plan and the participant's Performance Unit Agreement or Performance Share Agreement, provided, however, that the participant shall be deemed to have earned that proportion (to the nearest whole unit or share) of the value of the performance units or performance shares granted to the participant under such Award as the number of months of the award period which have elapsed since the first day of the calendar year in which the Award was made to the end of the month in which the participant's death occurs, bears to the total number of months in the award period. The participant's right to receive any remaining performance units or performance shares shall be canceled and forfeited.

The Committee may, in its discretion, waive, in whole or in part, such cancellation and forfeiture of any performance units or performance shares.

~~*(11)   Grant of Associated Option*. If the Committee determines that the conditional grant of performance units or performance shares under the Plan is to be made to a participant in conjunction with the grant of a nonqualified stock option under the Plan, the Committee shall grant the participant an Associated Option under the Plan subject to the terms and conditions of this Section 8(b)(11). In such event, such Award shall be contingent upon the participant's being granted such an Associated Option pursuant to which: (i) the number of shares the optionee may purchase shall initially be equal to the number of performance units or performance shares conditionally granted by the Award, (ii) such number of shares shall be reduced on a one-share-for-one-unit or share basis to the extent that the Committee determines, pursuant to Section 8(b)(6) hereof, to pay to the participant or the participant's beneficiaries the performance units or performance shares conditionally granted pursuant to the Award, and (iii) the Associated Option shall be cancelable in the discretion of the Committee, without the consent of the participant, under the conditions and to the extent specified herein and in Section 8(b)(6) hereof.~~

~~If no amount is payable in respect of the conditionally granted performance units or performance shares, the Award and such performance units or performance shares shall be deemed to have been canceled, forfeited and surrendered, and the Associated Option, if any, shall continue in effect in accordance with its terms. If any amount is payable in respect of the performance units or performance shares and such units or shares were granted in conjunction with an Associated Option, the Committee shall, within 30 days after the determination of the Committee referred to in the first sentence of Section 8(b)(6), determine, in its sole discretion, either:~~

~~(A) to cancel in full the Associated Option, in which event the value of the performance units or performance shares payable pursuant to Sections 8(b)(5) and (6) shall be paid or the performance shares shall be distributed;~~

~~(B) to cancel in full the performance units or performance shares, in which event no amount shall be paid to the participant in respect thereof and no shares shall be distributed but the Associated Option shall continue in effect in accordance with its terms; or~~

~~(C) to cancel some, but not all, of the performance units or performance shares, in which event the value of the performance units payable pursuant to Sections 8(b)(5) and (6) which have not been canceled shall be paid or the performance shares shall be distributed and the Associated Option shall be canceled with respect to that number of shares equal to the number of conditionally granted performance units or performance shares that remain payable.~~

~~Any action taken by the Committee pursuant to the preceding sentence shall be uniform with respect to all Awards having the same award period. If the Committee takes no such action, it shall be deemed to have determined to cancel in full the Award in accordance with clause (B) above.~~

9. Restricted Stock and Restricted Stock Units: An Award of restricted stock under the Plan shall consist of a grant of shares of Common Stock of the Issuer, the grant, issuance, retention and/or vesting of which is subject to the terms and conditions hereinafter provided. An Award of a restricted stock unit to a participant will entitle the participant to receive a specified number of shares of Common Stock or cash, as determined by the Committee, if the objectives specified in the Award, if any, are achieved and the other terms and conditions thereof are satisfied. Each Award shall be subject to the following terms and conditions:

(a) *Grant of Awards*: The Committee shall (i) select the employees to whom restricted stock or restricted stock units may from time to time be granted, (ii) determine the number of shares to be covered by each Award granted, (iii) determine the terms and conditions (not inconsistent with the Plan) of any Award granted hereunder, and (iv) prescribe the form of the agreement, legend or other instrument necessary or advisable in the administration of Awards under the Plan.

(b) *Terms and Conditions of Awards*: Any Award granted under this Section 9 shall be evidenced by a Restricted Stock Agreement or Restricted Stock Unit Agreement entered into by the Issuer and the participant, in such form as the Committee shall approve, which agreement shall be subject to the following terms and conditions and shall contain such additional terms and conditions not inconsistent with the Plan as the Committee shall prescribe:

(1) *Number of Shares Subject to an Award:* The agreement shall specify the number of shares of Common Stock or the number of restricted stock units subject to the Award.

(2) *Restriction Period:* The period of restriction applicable to each Award (the ~~“~~“Restriction Period~~”)~~”) shall be established by the Committee but may not be less than one year, unless the Committee determines otherwise. The Restriction Period applicable to each Award shall commence on the award date.

(3) *Cons~~idera~~ition:* Each participant, as ~~consideration for~~a condition of the grant of an Award, shall remain in the continuous employ of the Company for at least one year from the date of the granting of such Award, or as otherwise determined by the Committee, and the participant’s right to any shares of restricted stock or restricted stock units covered by such an Award shall be forfeited if the participant does not remain in the continuous employ of the Company for at least one year from the date of the granting of the Award, except as otherwise determined by the Committee.

(4) *Restriction Criteria:* The Committee shall establish the criteria upon which the Restriction Period shall be based. Restrictions shall be based upon either or both of (i) the continued employment of the participant or (ii) the attainment of one or more Qualifying Performance Criteria.

(c) *Terms and Conditions of Restrictions and Forfeitures:* The restricted stock or restricted stock units awarded pursuant to the Plan shall be subject to the following restrictions and conditions:

(1) During the Restriction Period, the participant will not be permitted to sell, transfer, pledge or assign the Award made under this Section 9.

(2) Except as provided in Section 9(c)(1), or as the Committee may otherwise determine, a participant holding restricted stock shall have all of the rights of a stockholder of the Issuer, including the right to vote the shares and receive dividends and other distributions, provided that cash dividends paid with respect to restricted stock that is subject to the satisfaction of targets for Qualifying Performance Criteria shall be retained by the Company during the Restriction Period and shall be subject to the same restrictions as the underlying restricted stock. In addition, distributions in the form of stock shall be subject to the same restrictions as the underlying restricted stock. A participant holding restricted stock units shall have none of the rights of a stockholder of the Issuer during the Restriction Period.

(3)   Unless the Committee shall expressly otherwise provide in the agreement relating to an Award made under this Section 9, in the event of a participant's Retirement or death prior to the end of the Restriction Period for a participant who has satisfied the one year employment requirement of Section 9(b)(3), all time-based restrictions imposed under such Award shall immediately lapse, but such Award shall continue to be subject to the satisfaction of any targets for Qualifying Performance Criteria set forth in the agreement relating to such Award.

(4)   Unless the Committee shall expressly otherwise provide in the agreement relating to an Award made under this Section 9, if during the Restriction Period a participant terminates employment with the Company for any reason other than Retirement or death, the shares covered by a restricted stock Award that are not already vested shall be canceled and forfeited and will be deemed to be reacquired by the Issuer and any restricted stock units still subject to restriction shall be forfeited by the participant.

(5)   In cases of special circumstances as determined by the Committee, the Committee may, in its sole discretion when it finds that such an action would be in the best interests of the Company, accelerate or waive in whole or in part any or all remaining time-based restrictions with respect to all or part of a participant's restricted stock or restricted stock units.

(6)   In the event that the participant fails promptly to pay or make satisfactory arrangements as to the ~~Withholding Taxes~~Tax-Related Items as provided in Section 13, (i) all shares of restricted stock still subject to restriction shall be forfeited by the participant and will be deemed to be reacquired by the Company; and (ii) all restricted stock units still subject to restriction shall be forfeited by the participant.

(7)   A participant may, at any time prior to the expiration of the Restriction Period, waive all rights to receive all or some of the shares covered by or corresponding to an Award by delivering to the Company a written or electronic notice of such waiver.

(8)   Notwithstanding the other provisions of this Section 9, the Committee may adopt rules which would permit a gift by a participant holding restricted stock or the benefits of a restricted stock unit, to members of the participant's immediate family (spouse, parents, children, stepchildren, grandchildren or legal dependants) or to a trust whose beneficiary or beneficiaries shall be either such a person or persons or the participant.

(9)   Any attempt to dispose of an Award under this Section 9 in a manner contrary to the restrictions shall be ineffective.

10. Forfeiture of Awards; Recapture of Benefits:

(a)   _Breach of Restrictive Covenants; Violation of Code or Policies_. The Committee may, in its discretion, provide in an agreement evidencing any Award that (1) in the event that the participant engages, within a specified period after termination of employment, in certain activity specified by the Committee that is deemed detrimental to the interests of the Company (including, but not limited to, the breach of any non-solicitation and/or non-compete agreements with the Company), and/or (2) in the event that the participant engages in conduct (which may include a failure to act) that is deemed detrimental to the interests of the Company (including, but not limited to, that which results in a violation of the Company's Code of Business Conduct and Ethics, policies, procedures or other standards), the Committee may, in its discretion, require the participant to forfeit his or her right to any unvested portion of the Award and, to the extent that any portion of the Award has previously vested, the Committee may require the participant to return to the Company the shares of Common Stock covered by the Award or any cash proceeds the participant received upon the sale of such shares or, in the case of stock appreciation rights, performance units or restricted stock units that are settled in cash, an amount of cash, equal to the amount of any gain realized upon the exercise of or lapsing of restrictions on any Award that occurred within a specified time period.

(b)   _Other Bases for Forfeiture, Recovery or Other Actions_. Awards and any compensation or benefits associated therewith shall be subject to repayment or forfeiture as may be required to comply with (i) any applicable listing standards of a national securities exchange adopted in accordance with Section 10D of the Exchange Act (regarding recovery of erroneously awarded compensation) and any implementing rules and regulations of the U.S. Securities and Exchange Commission adopted thereunder; (ii) ~~similar rules under the~~the securities, exchange control and other laws of any other jurisdiction; and (iii) any policies adopted by the Company to implement such requirements, all to the extent determined by the Company in its discretion to be applicable to a participant. Any agreement evidencing an Award may be unilaterally amended by the Committee to comply with any such compensation recovery policy.

11. Determination of Breach of Conditions: The determination of the Committee as to whether an event has occurred resulting in a forfeiture or a termination of an Award or any reduction of the Company's obligations in accordance with the provisions of the Plan shall be conclusive.

12. Adjustment of and Changes in the Common Stock:

(a) *Effect of Outstanding Awards*. The existence of outstanding Awards shall not affect in any way the right or power of the Company or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations, exchanges, or other changes in the Company's capital structure or its business, or any merger or consolidation of the Company or any issuance of Common Stock or other securities or subscription rights thereto, or any issuance of bonds, debentures, preferred or prior preference stock ahead of or affecting the Common Stock or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise. Further, except as expressly provided herein or by the Committee, (i) the issuance by the Company of Common Stock or any class of securities convertible into shares of stock of any class, for cash, property, labor or services, upon direct sale, upon the exercise of rights or warrants to subscribe therefor, or upon conversion of shares or obligations to the Company convertible into such shares or other securities, (ii) the payment of a dividend in property other than shares of Common Stock, or (iii) the occurrence of any similar transaction, and in any case whether or not for fair value, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number of shares of Common Stock subject to stock options or other Awards theretofore granted or the purchase price per share, unless the Committee shall determine, in its sole discretion, that an adjustment is necessary or appropriate.

(b) *Adjustments*. If the outstanding Common Stock or other securities of the Company, or both, for which an Award is then exercisable or as to which an Award is to be settled shall at any time be changed or exchanged by declaration of a stock dividend, stock split, combination of shares, extraordinary dividend of cash and/or assets, recapitalization, reorganization, corporate separation or division (including, but not limited to, a split-up, spin-off, split-off or distribution to Company stockholders other than a normal cash dividend) or any similar event affecting the Common Stock or other securities of the Company, the Committee shall appropriately and equitably adjust the number and kind of shares or other securities which are subject to this Plan or subject to any Awards theretofore granted, and the exercise or settlement prices of such Awards, so as to maintain the proportionate number of shares of Common Stock or other securities without changing the aggregate exercise or settlement price.

(c) *Fractional Shares*. ~~No right to purchase fractional shares shall result from~~<u>In the event</u> any adjustment in stock options or stock appreciation rights pursuant to this Section 12~~. In case~~ <u>would result in a fraction</u> of ~~any such adjustment, the shares subject to~~<u>a</u> <u>share,</u> the ~~stock option~~<u>Company reserves the right to round up</u> or ~~stock appreciation right shall be rounded~~ down to the nearest whole share.

(d) *Assumption of Awards*. Any other provision hereof to the contrary notwithstanding (except for Section 12(a)), in the event the Company is a party to a merger or other reorganization, outstanding Awards shall be subject to the agreement of merger or reorganization. Such agreement may provide, without limitation, for the assumption of outstanding Awards by the surviving corporation or its parent, for their continuation by the Company (if it is the surviving corporation), for accelerated vesting and accelerated expiration, or for settlement in cash.

13. Taxes:

<u>(a)</u> Each participant shall, no later than the Tax Date (as defined below), pay to the Company, or make arrangements satisfactory to the Committee regarding payment of, any ~~Withholding~~ <u>Tax-</u>Related Items (as defined below) with respect to an Award, and the Company shall, to the extent permitted by law, have the right to deduct such amount from any payment of any kind otherwise due to the participant. <u>Specifically, the Committee, in its sole discretion and pursuant to such procedures as it may specify from time to time, may require or permit a participant to satisfy any tax withholding obligations with respect to such Tax-Related Items, in whole or in part, by (without limitation) (i) paying cash, (ii) using proceeds from the sale of shares of Common Stock delivered pursuant to the exercise or settlement of the Award, (iii) electing to have the Company withhold otherwise deliverable cash or shares of Common Stock having a fair market value equal to the amount required to be withheld under applicable tax laws, subject to applicable accounting guidance, or (iv) delivering to the Company already-owned shares of Common Stock having a Fair Market Value equal to the amount required to be withheld under applicable tax laws, subject to applicable accounting guidance. The Fair Market Value of the Common Stock to be withheld or delivered will be determined based on such methodology that the Company deems to be reasonable and in accordance with applicable law.</u>

~~(a)~~<u>(b)</u> The Company shall also have the right to retain or sell without notice, or to demand surrender of, shares of Common Stock in value sufficient to cover the amount of any ~~Withholding~~ <u>Tax-</u>Related Items, and to make payment (or to reimburse itself for payment made) to the appropriate taxing authority of an amount in cash equal to the amount of such ~~Withholding~~ <u>Tax-</u>Related Items, remitting any balance to the participant. For purposes of this paragraph, the value of shares of Common Stock so retained or surrendered shall be the average of the high and low sales prices per share on the New York Stock Exchange composite tape on the date that the amount of the ~~Withholding~~ <u>Tax-</u>Related Items is to be determined (the "<u>"</u>Tax Date<u>"</u>~~)~~") and the value of shares of Common Stock so sold shall be the actual net sales price per share (after deduction of commissions) received by the Company.

~~(b)~~<u>(c)</u> Notwithstanding the foregoing, if the stock options have been transferred, the optionee shall provide the Company with funds sufficient to pay such ~~Withholding~~ <u>Tax-</u>Related Items. If such optionee does not satisfy the optionee's tax payment obligation and the stock options have been transferred, the transferee may provide the funds sufficient to enable the Company to pay such taxes. However, if the stock options have been transferred, the Company shall have no right to retain or sell without notice, or to demand surrender from the transferee of, shares of Common Stock in order to pay such ~~Withholding~~ Tax-Related Items.

(c)(d)   The term "~~Withholding~~ Tax-Related Items" means the ~~minimum~~ required (i) U.S. federal, state and local withholding amount applicable to the participant, including federal, state and local income taxes, Federal Insurance Contribution Act taxes, social insurance contributions, payroll tax, payment on account and any other governmental impost or levy, and (ii) any non-U.S. income tax, social insurance, payroll tax, fringe benefits tax, payment on account or other tax-related items that are applicable (or deemed applicable) to the participant as a result of participation in the Plan.

~~(d)   The participant shall be entitled to satisfy the obligation to pay any Withholding Tax, in whole or in part, by providing the Company with funds sufficient to enable the Company to pay such Withholding Tax or, unless the Committee determines otherwise, by requiring the Company to retain or to accept upon delivery thereof by the participant shares of Common Stock held by the participant having a Fair Market Value sufficient to cover the amount of such Withholding Tax. Each election by a participant to have shares retained or to deliver shares for this purpose shall be subject to the following restrictions: (i) the election must be in writing and be made on or prior to the Tax Date; (ii) the election must be irrevocable; and (iii) the election shall be subject to the disapproval of the Committee.~~

14. Change in Control.

(a) Unless the Committee shall otherwise expressly provide in the agreement relating to an Award, in the event a participant's employment with the Company terminates pursuant to a Qualifying Termination (as defined below) during the three (3) year period following a Change in Control of the Issuer (as defined below):

(1)   all outstanding options shall become immediately fully vested and exercisable (to the extent not yet vested and exercisable as of the date of the Qualifying Termination); and

(2)   all time-based restrictions imposed under all outstanding Awards of restricted stock and restricted stock units shall immediately lapse.

(b) Unless the Committee shall otherwise expressly provide in the agreement relating to an Award, if the Company undergoes a Change in Control during the award period applicable to an Award that is subject to the satisfaction of any targets for Qualifying Performance Criteria, the number of shares or units deemed earned shall be the greater of (i) the target number of shares or units specified in the participant's Award agreement or (ii) the number of shares or units that would have been earned by applying the Qualifying Performance Criteria specified in the Award agreement to the Company's actual performance from the beginning of the applicable award period to the date of the Change in Control.

(c) In addition, in the event of a Change in Control of the Issuer, the Committee may:

(1)   determine that outstanding options shall be assumed by, or replaced with comparable options by, the surviving corporation (or a parent or subsidiary of the surviving corporation) and that outstanding Awards shall be converted to similar awards of the surviving corporation (or a parent or subsidiary of the surviving corporation), or

(2)   take such other actions with respect to outstanding options and other Awards as the Committee deems appropriate; provided, however, that such actions are compliant with Section 409A of the Code, to the extent applicable.

(d)   For purposes of this Plan, a Change in Control shall be deemed to have occurred on the earliest of the following dates:

(1)   The date any person (as defined in Section 14(d)(3) of the Exchange Act) shall have become the direct or indirect beneficial owner of twenty percent (20%) or more of the then outstanding common shares of the Issuer;

(2)   The date a merger or consolidation of the Issuer with any other corporation is consummated, other than (i) a merger or consolidation which would result in the voting securities of the Issuer outstanding immediately prior thereto continuing to represent at least 75% of the combined voting power of the voting securities of the Issuer or the surviving entity outstanding immediately after such merger or consolidation, or (ii) a merger or consolidation effected to implement a recapitalization of the Issuer in which no Person acquires more than 50% of the combined voting power of the Issuer's then outstanding securities;

(3) The date the stockholders of the Issuer approve a plan of complete liquidation of the Issuer or an agreement for the sale or disposition by the Issuer of all or substantially all of the Issuer's assets; or

(4) The date there shall have been a change in a majority of the Board of Directors within a two (2) year period beginning after the Effective Date, unless the nomination for election by the Issuer's stockholders of each new director was approved by the vote of two-thirds of the directors then still in office who were in office at the beginning of the two (2) year period.

(e) For purposes of this Plan provision, a Qualifying Termination shall be deemed to have occurred under the following circumstances:

(1) A Company-initiated termination for reasons other than the employee's death, Disability, resignation without good cause, willful misconduct or activity deemed detrimental to the interests of the Company, ~~provided the participant executes a general release and, where applicable, a non-solicitation and/or non-compete agreement with the Company;~~or

(2) ~~The~~A resignation by the participant ~~resigns~~ with good cause, which includes (i) a substantial adverse alteration in the nature or status of the participant's responsibilities, (ii) a reduction in the participant's base salary or levels of entitlement or participation under any incentive plan, award program or employee benefit program without the substitution or implementation of an alternative arrangement of substantially equal value, or (iii) the Company requiring the participant to relocate to a work location more than fifty (50) miles from the participant's work location prior to the Change in Control~~.~~; provided that good cause shall exist only if (x) the participant provides written notice of the existence of the condition that would give rise to good cause within 90 days after the initial existence of such condition, (y) the Company fails to correct any such breach within 30 days after receipt of such notice and (z) the participant resigns from his employment effective within 30 days after the expiration of such 30-day period;

provided that in a termination under (1) or (2) above, as applicable, the participant executes a separation agreement general release of claims (which may include a non-solicitation and/or non-compete agreement as determined by the Company) within the time required by the Company (but in no event later than 60 days following termination).

15. Amendment of the Plan: The Board of Directors may amend or suspend this Plan at any time and from time to time; provided, however, that, except in connection with a corporate transaction involving the Company (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination or exchange of shares), the terms of outstanding ~~a~~Awards may not be amended to reduce the exercise price of outstanding stock options or stock appreciation rights or cancel outstanding stock options or stock appreciation rights in exchange for cash, other ~~a~~Awards or stock options or stock appreciation rights with an exercise price that is less than the exercise price of the original stock options or stock appreciation rights without stockholder approval; and provided, further, that the Board of Directors shall submit for stockholder approval any amendment (other than an amendment pursuant to the adjustment provisions of Section 12) required to be submitted for stockholder approval by law, regulation or applicable stock exchange requirements or that otherwise would:

(a) increase the limitations in Section 3;

(b) reduce the price at which stock options may be granted to below Fair Market Value on the date of grant;

(c) extend the term of this Plan; or

(d) change the class of persons eligible to be participants.

In addition, no such amendment or alteration shall be made which would impair the rights of any participant, without such participant's consent, under any Award theretofore granted, provided that no such consent shall be required with respect to any amendment or alteration if the Committee determines in its sole discretion that such amendment or alteration either (i) is required or advisable in order for the Company, the Plan or the Award to satisfy any law or regulation or to meet the requirements of any accounting standard, or (ii) is not reasonably likely to significantly diminish the benefits provided under such Award, or that any such diminishment has been adequately compensated.

16. Miscellaneous:

(a) By accepting any benefits under the Plan, each participant and each person claiming under or through such participant shall be conclusively deemed to have indicated acceptance and ratification of, and consent to, any action taken or to be taken or made under the Plan by the Company, the Board, the Committee or any other committee appointed by the Board.

(b) No participant or any person claiming under or through him shall have any right or interest, whether vested or otherwise, in the Plan or in any Award, contingent or otherwise, unless and until all of the terms, conditions and provisions of the Plan and the Agreement that affect such participant or such other person shall have been complied with.

(c) Neither the adoption of the Plan nor its operation shall in any way affect the rights and powers of the Company to dismiss or discharge any employee at any time.

17. Term of the Plan: The Plan shall expire on May 31, 2032~~4~~, unless suspended or discontinued earlier by action of the Board of Directors. The expiration of the Plan, however, shall not affect the rights of participants under Awards theretofore granted to them, and all Awards shall continue in force and operation after termination of the Plan except as they may lapse or be terminated by their own terms and conditions.

18. Employees Based Outside of the United States: Notwithstanding any provision of the Plan to the contrary, in order to foster and promote achievement of the purposes of the Plan or to comply with provisions of laws in other countries in which the Company operates or has employees, the Committee, in its sole discretion, shall have the power and authority to (i) determine which employees employed outside the United States are eligible to participate in the Plan, (ii) modify the terms and conditions of Awards granted to employees who are employed outside the United States, (iii) establish subplans, modified option exercise procedures and other terms and procedures to the extent such actions may be necessary or advisable, and (iv) ~~grant to employees employed in countries wherein the granting of stock options is impossible or impracticable, as determined by the Committee, stock appreciation rights with terms and conditions that, to the fullest extent possible, are substantially identical to the stock options granted hereunder; provided, however, that in no event shall the exercise price of an option or stock appreciation right be less than the Fair Market Value of a share of Common Stock on the date of grant and provided, further, that in no event shall an option or stock appreciation right be exercisable after the expiration of ten years from the date of grant thereof~~take any action before or after an Award is granted that it deems advisable to obtain approval or comply with any necessary local governmental regulatory exemptions or approvals, as determined by the Committee. Without limiting the generality of the foregoing, the Committee is specifically authorized to adopt rules, procedures and subplans with provisions that limit or modify rights on eligibility to receive an Award under the Plan or on death, Disability, Retirement or other termination of employment, available methods of exercise or settlement of an Award, payment of income, social insurance contributions and payroll taxes, the shifting of employer tax or social insurance contribution liability to the participant, the withholding procedures and handling of any share certificates or other indicia of ownership. Notwithstanding the foregoing, the Committee may not take any actions hereunder and no Awards shall be granted that would violate applicable laws.

19. Grants in Connection with Corporate Transactions and Otherwise: Nothing contained in this Plan shall be construed to (i) limit the right of the Committee to assume the equity-based awards or make substitute Awards under this Plan to an employee of another corporation who becomes an employee of the Company by reason of a corporate merger, consolidation, acquisition of stock or property, reorganization or liquidation involving the Company in substitution for an award granted by such corporation, or (ii) limit the right of the Company to grant options or make other awards outside of this Plan. The terms and conditions of any substitute or assumed Awards may vary from the terms and conditions required by the Plan. Any substitute or assumed Awards that are made pursuant to this Section 19 shall not count against the limitations provided under Section 3.

20. Governing Law: The validity, construction, interpretation and effect of the Plan and agreements issued under the Plan shall be governed and construed by and determined in accordance with the laws of the State of Indiana, U.S.A. without giving effect to the conflict of laws provisions thereof. The Committee may provide that any dispute as to any Award shall be presented and determined in such forum as the Committee may specify, including through binding arbitration.

21. Unfunded Plan: Insofar as it provides for Awards, the Plan shall be unfunded. Although bookkeeping accounts may be established with respect to participants who are granted Awards under this Plan, any such accounts will be used merely as a bookkeeping convenience. The Company shall not be required to segregate or earmark any cash or other property which may at any time be represented by Awards, nor shall this Plan be construed as providing for such segregation or earmarking, nor shall the Company or the Committee be deemed to be a trustee of stock or cash to be awarded under the Plan.

22. Compliance with Other Laws and Regulations: This Plan, the grant and exercise of Awards hereunder, and the obligation of the Issuer to sell, issue or deliver shares of Common Stock under such Awards, shall be subject to all applicable federal, state and local laws, rules and regulations and to such approvals by any governmental or regulatory agency as may be required. The Issuer shall not be required to register in a participant's name or deliver any shares of Common Stock prior to the completion of any registration or qualification of such shares under any federal, state or local law or any ruling or regulation of any government body which the Committee shall determine to be necessary or advisable. To the extent the Issuer is unable to or the Committee deems it infeasible to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Issuer's counsel to be necessary to the lawful issuance and sale of any shares of Common Stock

hereunder, the Issuer shall be relieved of any liability with respect to the failure to issue or sell such shares as to which such requisite authority shall not have been obtained. No stock option shall be exercisable and no shares of Common Stock shall be issued and/or transferable under any other Award unless a registration statement with respect to the shares underlying such stock option is effective and current or the Issuer has determined that such registration is unnecessary.

23. Liability of Issuer: The Issuer shall not be liable to a participant or other persons as to (a) the non-issuance or sale of shares of Common Stock as to which the Issuer has been unable to obtain from any regulatory body having jurisdiction the authority deemed by the Issuer's counsel to be necessary to the lawful issuance and sale of any shares hereunder; and (b) any tax consequence expected, but not realized, by any participant or other person due to the receipt, exercise or settlement of any Award granted hereunder.

24. Compliance with Section 409A of the Code: Notwithstanding any provision of the Plan to the contrary, ~~in~~to the extent Section 409A of the Code is or is likely to become applicable to the participant, the intent of the Company is that payments and benefits under this Plan shall be exempt from, or shall comply with, Section 409A of the Code to the extent subject thereto, and accordingly, to the maximum extent permitted, this Plan and any Awards granted under the Plan shall be interpreted and administered to be in compliance therewith. Notwithstanding anything contained in this Plan to the contrary, a participant shall not be considered to have terminated employment with the Company for purposes of any payments under this Plan which are subject to Section 409A of the Code until the participant would be considered to have incurred a "separation from service" from the Company within the meaning of Section 409A of the Code. Each amount to be paid or benefit to be provided under this Plan shall be construed as a separate and distinct payment for purposes of Section 409A of the Code. Without limiting the foregoing and notwithstanding anything contained herein to the contrary, to the extent required to avoid accelerated taxation and/or tax penalties under Section 409A, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to this Plan during the six (6) month period immediately following the participant's separation from service shall instead be paid on the first business day after the date that is six (6) months following the participant's separation from service (or, if earlier, the participant's date of death). The Company makes no representation that any or all of the payments described in this Plan will be exempt from or comply with Section 409A of the Code and makes no undertaking to preclude Section 409A from applying to any such payment. Participants shall be solely responsible for the payment of any taxes, penalties, interest or other expenses incurred by them on account of non-compliance with Section 409A. In the event any Award constitutes or provides for a deferral of compensation within the meaning of Section 409A of the Code, the Award shall comply in all respects with the applicable requirements of Section 409A of the Code; the agreement evidencing the Award shall include all provisions required for the Award to comply with the applicable requirements of Section 409A of the Code; and those provisions of such agreement shall be deemed to constitute provisions of the Plan.

ZIMMER BIOMET HOLDINGS, INC.
~~AMENDED~~ STOCK PLAN FOR NON-EMPLOYEE DIRECTORS
(As <u>Proposed to Be</u> Amended May ~~5, 2015 and Further Amended as of June 24, 2015~~<u>14, 2021</u>)

1. Purpose.

The purpose of the Zimmer Biomet Holdings, Inc. ~~Amended~~ Stock Plan for Non-Employee Directors (the "Plan") is to secure for Zimmer Biomet Holdings, Inc. (the "Company") and its stockholders the benefits of the incentive inherent in increased Common Stock ownership by the members of the Board of Directors of the Company (the "Board") who are Eligible Directors as defined in the Plan.

2. Administration.

The Plan shall be administered ~~by~~<u>under the supervision of</u> the Board. The Board shall have all the powers vested in it by the terms of the Plan, such powers to include authority (within the limitations described herein) to prescribe the form of the agreement embodying awards of stock options ("Options"), restricted stock ("Restricted Stock") and restricted stock units ("Restricted Stock Units") made under the Plan (Options, Restricted Stock and Restricted Stock Units, in the aggregate, to be "Awards"). The Board shall, subject to the provisions of the Plan, grant Awards under the Plan and shall have the power to construe the Plan, to determine all questions arising thereunder and to adopt and amend such rules and regulations for the administration of the Plan as it may deem desirable. Any decision of the Board in the administration of the Plan, as described herein, shall be final and conclusive. No member of the Board shall be liable for anything done or omitted to be done by such member or by any other member of the Board in connection with the Plan, except for such member's own willful misconduct or as expressly provided by statute.

~~The Committee shall maintain appropriate records of awards granted and vested prior to January 1, 2005, that may provide for a deferral of compensation within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the "Code"), together with any earnings or losses attributable thereto. Such awards shall be governed by the terms of the Plan as in effect on October 3, 2004.~~

3. Amount of Stock; Individual Limitation.

The stock which may be issued and sold under the Plan will be the common stock (par value $.01 per share) of the Company ("Common Stock"), of a total number not exceeding 800,000 shares, subject to adjustment as provided in Section 7 below. The stock to be issued may be either authorized and unissued shares or issued shares acquired by the Company or its subsidiaries. In the event that Awards granted under the Plan terminate or expire (without being exercised, in the case of Options) or are cancelled, forfeited, ~~exchanged or surrendered,~~<u>surrendered or exchanged for awards of another person in connection with a recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, exchange of</u> shares or other similar event (collectively, "lapsed Awards"), new Awards may be granted covering the shares not issued under such lapsed Awards. No more than 50% of the Awards will be in the form of Restricted Stock or Restricted Stock Units.

~~No individual participant may be granted, in any single calendar year during the term of the Plan, Awards with an aggregate grant date fair value in excess of $300,000.~~<u>Notwithstanding any provision to the contrary in the Plan or in any policy of the Company regarding compensation payable to a Non-Employee Director, the sum of the grant date fair value of all awards payable in shares of Common Stock and the maximum cash value of any other award granted under the Plan to an individual as compensation for services as a Non-Employee Director, together with cash compensation paid to such director in the form of Board and committee retainer, meeting or similar fees, during any calendar year shall not exceed USD $700,000. For avoidance of doubt, compensation will count towards this limit for the calendar year in which it was granted or earned, and not later when distributed, in the event it is deferred. The foregoing limit may not be increased without the approval of the stockholders of the Company.</u>

4. Eligible Directors.

The members of the Board who are eligible to participate in the Plan ("Eligible Directors") are persons who serve as directors of the Company ~~on or after the effective date of the Plan and:~~<u>and:</u>

(a) who are not current ~~or former~~ employees of the Company and

(b) who are not ~~and, in the past, have not been~~ eligible to receive options on Company stock by participation as an employee in another plan sponsored by the Company or under a contractual arrangement with the Company.

<u>Eligible Directors who have received an Award under the Plan shall be participants in the Plan (each, a "Participant").</u>

5. Terms and Conditions of Options.

Each Option granted under the Plan shall be evidenced by an agreement in such form as the Board shall prescribe from time to time in accordance with the Plan <u>("Option Agreement")</u> and shall comply with the following terms and conditions:

(a) The Option exercise price shall be the fair market value of the Common Stock shares subject to such Option on the date the Option is granted, which shall be the average of the high and the low sales prices of a Common Stock share on the date of grant as reported on the New York Stock Exchange Composite Transactions Tape or, if the New York Stock Exchange is closed on that date, on the last preceding date on which the New York Stock Exchange was open for trading~~.~~ <u>(the "Fair Market Value").</u>

(b) Each year, as of the date of the annual meeting of the stockholders of the Company ("Annual Meeting"), and at such other dates as the Board deems appropriate, the Board may award Options to purchase shares of Common Stock to Eligible Directors who have been elected or reelected or who are continuing as members of the Board.

(c) No Option granted under the Plan shall be transferable by the optionee other than by will or by the laws of descent and distribution, and such Option shall be exercisable, during the optionee's lifetime, only by the optionee. Notwithstanding the foregoing, the Board may set forth in a Stockan Option Agreement, at the time of grant or thereafter, that the Options may be transferred to members of the optionee's immediate family, to trusts solely for the benefit of such immediate family members and to partnerships in which such family members and/or trusts are the only partners. For this purpose, immediate family means the optionee's spouse, parents, children, stepchildren, grandchildren and legal dependants. Any transfer of Options made under this provision will not be effective until notice of such transfer is delivered to the Company.

(d) No Option or any part of an Option shall be exercisable:

(i) after the expiration of ten years from the date the Option was granted,

(ii) unless written notice of the exercise is delivered to the Company specifying the number of shares to be purchased and payment in full is made for the shares of Common Stock being acquired thereunder at the time of exercise, such payment shall be made in such form or manner that the Board at its discretion may from time to time designate and that may include, without limitation, payment:

(A) in United States dollars by certified check, or bank draft, or

(B) by tendering to the Company Common Stock shares owned by the person exercising the Option and having a ~~fair market value equal to the cash exercise price applicable to such Option, such fair market value to be the average of the high and low sales prices of a Common Stock share on the date of exercise as reported on the New York Stock Exchange Composite Transactions Tape or, if the New York Stock Exchange is closed on that date, on the last preceding date on which the New York Stock Exchange was open for trading~~Fair Market Value equal to the cash exercise price applicable to such Option (shares of Common Stock used to exercise an option shall have been held by the optionee for the requisite period of time to avoid adverse accounting consequences to the Company with respect to the ~~o~~Option) or

(C) by a combination of United States dollars and Common Stock shares as aforesaid, and

(iii) unless the person exercising the Option has been, at all times during the period beginning with the date of grant of the Option and ending on the date of such exercise, an Eligible Director of the Company, except that:

(A) if such a person shall cease to be such an Eligible Director for reasons other than retirement (meaning any voluntary cessation of services as a director) or death, while holding an Option that has not expired and has not been fully exercised, such person, at any time within one year after the date he ceases to be such an Eligible Director (but in no event after the Option has expired under the provisions of Section 5(d)(i) above), may exercise the Option with respect to any Common Stock shares as to which such person has not exercised the Option on the date the person ceased to be such an Eligible Director only to the extent that the Option is exercisable at the time of termination.

(B) if such person shall cease to be such an Eligible Director by reason of retirement or death while holding an Option that has not expired and has not been fully exercised, such person, or in the case of death, the executors, administrators or distributees, as the case may be, may at any time following the date of retirement or death (but in no event after the expiration of the Option period set forth in Section 5(d)(i) above), exercise the Option with respect to any shares of Common Stock as to which such person has not exercised the Option on the date the person ceased to be such an Eligible Director, notwithstanding the provisions of Section 5(e).

(C) if any person who has ceased to be such an Eligible Director for reasons other than death, shall die holding an Option that has not been fully exercised, such person's executors, administrators, heirs or distributees, as the case may be, may, at any time within the greater of (1) one year after the date of death or (2) the remainder for the period in which such person could have exercised the Option had the person not died (but in no event under either (1) or (2) after the Option has expired under the provisions of Section 5(d)(i) above), exercise the Option with respect to any shares as to which the decedent could have exercised the Option at the time of death.

In the event any Option is exercised by the executors, administrators, legatees or distributees of the estate of a deceased optionee, the Company shall be under no obligation to issue stock thereunder unless and until the Company is satisfied that the person or persons exercising the Option are the duly appointed legal representatives of the deceased optionee's estate or the proper legatees or distributees thereof. Notwithstanding the foregoing, the Board may set forth in an Option Agreement different rules relating to the treatment of Options upon an Eligible Director's cessation of service than those provided for in this Section 5(d)(iii).

~~(e) One~~(e) Unless otherwise set forth in an applicable Option Agreement, one-quarter (25%) of the total number of shares of Common Stock covered by the Option shall become exercisable on the first anniversary date of the grant of the Option; thereafter an additional one-quarter (25%) of the shares shall become exercisable annually on each subsequent anniversary date of the grant of the Option until the Option is fully exercisable.

(f) Notwithstanding anything to the contrary herein, if an Option has been transferred in accordance with Section 5(c), the Option shall be exercisable solely by the transferee. The Option shall remain subject to the provisions of the Plan, including that it will be exercisable only to the extent that the optionee or optionee's estate would have been entitled to exercise it if the optionee had not transferred the Option. In the event of the death of the transferee prior to the expiration of the right to exercise the Option, the Option shall be exercisable by the executors, administrators, legatees and distributees of the transferee's estate, as the case may be for a period of one year following the date of the transferee's death but in no event shall the Option be exercisable after the expiration of the Option period set forth in the ~~Stock~~ Option Agreement. The Option shall be subject to such other rules as the Board shall determine.

(g) *No Deferral Feature.* No Option granted under this Plan shall include any feature for the deferral of compensation other than the deferral of recognition of income until ~~the later of exercise or disposition of the Option under Section 83 of the Code, or the time the stock acquired pursuant to the exercise of the Option first becomes substantially vested (as defined in regulations interpreting Section 83 of the Code).~~exercise of the Option.

6. Terms and Conditions of Restricted Stock and Restricted Stock Units.

Restricted Stock Awards under the Plan shall consist of grants of shares of Common Stock of the Company~~.~~, the grant, issuance, retention and/or vesting of which is subject to the terms and conditions hereinafter provided. The conditional grant of a Restricted Stock Unit to ~~a participant~~an Eligible Director will entitle the ~~p~~Participant to receive a specified number of shares of Common Stock, if the objectives specified in the Award, if any, are achieved and the other terms and conditions thereof are satisfied. Each Award will be subject to the following terms and conditions:

(a) The Board shall (i) select the ~~members~~Eligible Directors to whom Restricted Stock and Restricted Stock Unit Awards may from time to time be granted, (ii) determine the number of shares to be covered by each Award granted, (iii) determine the terms and conditions (not inconsistent with the Plan) of any Award granted hereunder, and (iv) prescribe the form of the agreement, legend or other instrument necessary or advisable in the administration of Awards under the Plan.

(b) Any Restricted Stock and Restricted Stock Unit Award granted under the Plan shall be evidenced by an agreement executed by the Company and the recipient, in such form as the Board shall approve and with such terms and conditions as the Board shall prescribe~~.~~ ("Award Agreement").

(c) The shares of Restricted Stock awarded pursuant to the Plan shall be subject to the following restrictions and conditions:

(i) During the restriction period, the ~~p~~Participant will not be permitted to sell, transfer, pledge or assign Restricted Stock awarded under this Plan.

(ii) Except as the Board may otherwise determine, a ~~p~~Participant holding Restricted Stock shall have all of the rights of a stockholder of the Company, including the right to vote the shares and receive dividends and other distributions, provided that distributions in the form of stock shall be subject to the same restrictions as the underlying Restricted Stock. ~~A participant~~

(d) Restricted Stock Units awarded pursuant to the Plan shall be subject to such restrictions and conditions as the Board may determine and set forth in the Award Agreement. A Participant holding Restricted Stock Units shall have none of the rights of a stockholder of the Company during the restriction period.

(~~d~~e) *Compliance with Section 409A of the Code.* Notwithstanding any provision of the Plan to the contrary, to the extent Section 409A of the Internal Revenue Code of 1986, as amended (the "Code") is or is likely to become applicable to the Participant, in the event any Award under this Section 6 constitutes or provides for a deferral of compensation within the meaning of Section 409A of the Code, the Award shall comply in all respects with the applicable requirements of Section 409A of the Code; the ~~agreement evidencing the~~Award Agreement shall include all provisions required for the Award to comply with the applicable requirements of Section 409A of the Code; and those provisions of the Award ~~a~~Agreement shall be deemed to constitute provisions of the Plan.

7. Adjustment in the Event of Change in Stock.

In the event of changes in the outstanding Common Stock by reason of stock dividends, recapitalizations, mergers, consolidations, stock splits, combinations or exchanges of shares and the like, the aggregate number and class of shares available under the Plan, the number, class and the price of shares subject to outstanding Options and Awards of Restricted Stock and Restricted Stock Units shall be appropriately adjusted by the Board, whose determination shall be conclusive.

8. Miscellaneous Provisions.

(a) Except as expressly provided for in the Plan, no Eligible Director or other person shall have any claim or right to be granted an Award under the Plan. Neither the Plan nor any action taken hereunder shall be construed as giving any Eligible Director any right to be retained in the service of the Company.

(b) Except as provided for under Section 5(c), a ~~p~~Participant's rights and interest under the Plan may not be assigned or transferred in whole or in part either directly or by operation of law or otherwise (except in the event of a ~~p~~Participant's death, by will or the laws of descent and distribution), including, but not by way of limitations, execution, levy, garnishment, attachment, pledge, bankruptcy or in any other manner, and no such right or interest of any ~~p~~Participant in the Plan shall be subject to any obligation or liability of such ~~p~~Participant.

(c) No Common Stock shares shall be issued hereunder unless counsel for the Company shall be satisfied that such issuance will be in compliance with applicable federal, state and other securities laws and regulations and any other applicable laws and regulations.

(d) It shall be a condition to the obligation of the Company to issue Common Stock shares upon exercise of an Option or with respect to any other Award, that the ~~p~~Participant (or any beneficiary or person entitled to receive the benefit of an Award) pay to the Company, upon its demand, such amount as may be requested by the Company for the purpose of satisfying any liability to withhold federal, state, local or foreign income or other taxes. ~~If the amount requested is not paid~~Each Participant shall pay to the Company, or make arrangements satisfactory to the Committee regarding payment of, any such applicable taxes, and the Company shall, to the extent permitted by law, have the right to deduct such amount from any payment of any kind otherwise due to the Participant. If the amount requested is not paid or otherwise satisfied by the Participant, the Company may refuse to issue Common Stock shares.

(e) The expenses of the Plan shall be borne by the Company.

(f) The Plan shall be unfunded. The Company shall not be required to establish any special or separate fund or to make any other segregation of assets to assure the issuance of shares in connection with an Award under the Plan and issuance of shares in connection with Awards shall be subordinate to the claims of the Company's general creditors.

(g) By accepting any Award or other benefit under the Plan, each ~~p~~Participant and each person claiming under or through such person shall be conclusively deemed to have indicated his acceptance and ratification of, and consent to, any action taken under the Plan by the Company or the Board.

9. Change in Control.

In the event an Eligible Director's membership on the Board terminates pursuant to a qualifying termination (as defined below) during the three (3) year period following a change in control of the Company (as defined below) and prior to the exercise of Options granted under this Plan, all outstanding Options shall immediately become fully vested and exercisable notwithstanding any provisions of the Plan or of the applicable Option ~~a~~Agreement to the contrary. In addition, in the event of a change in control of the Company, the Board may (i) determine that outstanding Options shall be assumed by, or replaced with comparable options by, the

surviving corporation (or a parent or subsidiary of the surviving corporation) and that outstanding Awards shall be converted to similar awards of the surviving corporation (or a parent or subsidiary of the surviving corporation), or (ii) take such other actions with respect to outstanding Options and Awards as the Board deems appropriate.

The following definitions shall apply for purposes of the Plan:

(a) For the purpose of this Plan, a change in control shall be deemed to have occurred on the earlier of the following dates:

(1) The date any person, as defined in Section 13(d)(3) of the Securities Exchange Act of 1934 ("Person"), shall have become the direct or indirect beneficial owner of twenty percent (20%) or more of the then outstanding common shares of the Company;

(2) The date a merger or consolidation of the Company with any other corporation is consummated other than (i) a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent at least 75% of the combined voting power of the voting securities of the Company or the surviving entity outstanding immediately after such merger or consolidation, or (ii) a merger or consolidation effected to implement a recapitalization of the Company in which no Person acquires more than 50% of the combined voting power of the Company's then outstanding securities;

(3) The date the shareholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all the Company's assets;

(4) The date there shall have been a change in a majority of the Board of Directors of the Company within a two (2) year period beginning after the effective date of the Plan, unless the nomination for election by the Company's shareholders of each new director was approved by the vote of two-thirds of the directors then still in office who were in office at the beginning of the two (2) year period.

(b) For purposes of this Plan provision, a qualifying termination shall be deemed to have occurred if the Eligible Director ceases to be a member of the Board for any reason other than death, disability, voluntary resignation, willful misconduct or activity deemed detrimental to the interests of the Company.

10. Amendment or Discontinuance.

The Plan may be amended at any time and from time to time by the Board as the Board shall deem advisable, including, but not limited to, amendments necessary to qualify for any exemption or to comply with applicable law or regulations; provided, however, that, except in connection with a corporate transaction involving the Company (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization,

reorganization, merger, consolidation, split-up, spin-off, combination or exchange of shares), the terms of outstanding Awards may not be amended, without stockholder approval, to reduce the exercise price of outstanding Options or to cancel outstanding Options in exchange for cash~~, other awards, or~~ or other awards at a time when the exercise price of the Option exceeds the Fair Market Value of a share of Common Stock, or in exchange for stock options with an exercise price that is less than the exercise price of the original Options; and provided, further, that except as provided in Section 7 above, the Board may not, without further approval by the stockholders of the Company, increase the maximum number of shares of Common Stock as to which Awards may be granted under the Plan, reduce the minimum Option exercise price described in Section 5(a) above, extend the period during which Awards may be granted or exercised under the Plan or change the class of persons eligible to receive Awards under the Plan. No amendment of the Plan shall materially and adversely affect any right of any ~~participant with respect to any Award theretofore granted without such participant's written consent~~Participant with respect to any Award theretofore granted without such Participant's written consent, provided that no such consent shall be required with respect to any amendment or alteration if the Board determines in its sole discretion that such amendment or alteration either (i) is required or advisable in order for the Company, the Plan or the Award to satisfy any law or regulation or to meet the requirements of any accounting standard, or (ii) is not reasonably likely to significantly diminish the benefits provided under such Award, or that any such diminishment has been adequately compensated.

11. Termination.

This Plan shall terminate upon the earlier of the following dates or events to occur:

(a) upon the adoption of a resolution of the Board terminating the Plan; or

(b) December 31, 2032~~2~~.

12. Governing Law.

The validity, construction, interpretation and effect of the Plan and agreements issued under the Plan shall be governed and construed by and determined in accordance with the laws of the State of Indiana, U.S.A., without giving effect to the conflict of laws provisions thereof.

Appendix D

AMENDED AND RESTATED
ZIMMER BIOMET HOLDINGS, INC.
DEFERRED COMPENSATION PLAN FOR NON-EMPLOYEE DIRECTORS
(As Proposed to Be Amended May 5, 2015 and Further Amended as of June 24, 201514, 2021)

Section 1. Grandfathered Benefits.

Mandatory Deferrals and Elective Deferrals, as defined below, that were deferred and vested prior to January 1, 2005, shall be subject to the terms of the Plan as in effect on October 3, 2004. The Company shall maintain appropriate records to identify deferrals made and vested prior to 2005, together with any attributable earnings or losses.

Section 2. Eligibility.

Any member of the Board of Directors (the "Board") of Zimmer Biomet Holdings, Inc. (the "Company") who is not an officer or employee of the Company or a subsidiary thereof is eligible to participate in the Plan and will be a participant.

Section 32. Deferred Compensation Account.

There shall be established on the books of the Company for each participant a deferred compensation account in the participant's name. The account shall distinguish between compensation deferred and vested prior to 2005 and compensation deferred or vested after 2004.

Section 43. Amount of Deferral.

(a) *Mandatory Deferrals.* Until such time asIf a participant meetshas not yet met the guideline level of Share Unit or Company common stock ownership established by the Board, fifty percent of the basic fee payable to a participant for membership on the Board (the "Mandatory Deferral") shall be deferred and credited to the participant's deferred compensation account as Share Units equal to the number of shares of the Company's common stock that could have been purchased with the deferred fee, determined by dividing the dollar value of the deferred fee by the fair market value of a share of the Company's common stock as reported in The Wall Street Journal on the effective date of the deferral. As an additional Mandatory Deferral, at each annual meeting of the stockholders of the Company ("Annual Meeting"), each participant will receive 500 deferred Share Units (the "Annual Deferred Share Units"). The value of each Annual Deferred Share Unit will be equal to a share of the Company's common stock as reported in The Wall Street Journal on the date of grant.

(b) *Elective Deferrals.* For any calendar year, a participant may elect to defer receipt of compensation in excess of the participant's Mandatory Deferral for that year (the "Elective Deferral") by filing the appropriate form in accordance with Section 98 and requesting deferral of: (1) all of the participant's compensation in excess of the participant's Mandatory Deferral payable to the participant for serving on the Board and any committee thereof; or (2) any percentage specified by the participant of the compensation described in clause (1) that is in excess of the participant's Mandatory Deferral.

Section 54. Form and Computation of Deferred Amounts.

Subject to Section 43, at the time a participant elects to make an Elective Deferral, the participant shall elect to have the Elective Deferral credited to his or her deferred compensation account as Treasury Units, Dollar Units, or Share Units (each an "Investment Option"). A participant may allocate the Elective Deferrals among the Investment Options in increments of 0%, 33 1/3%, 50%, 66 2/3% or 100%. Any deferred amount credited to a participant's deferred compensation account as Treasury Units shall be credited with interest at a rate to be set by the Company in January of each year after a review of the six-month United States Treasury bill discount rates for the preceding year. Any deferred amount credited to a participant's deferred compensation account as Dollar Units shall be credited with interest at a rate to be set by the Company in January of each year after a review of investment return on the invested cash of the Company. If a participant elects to allocate a deferred amount to Share Units, the participant will be credited with Share Units equal to the number of shares of the Company's common stock that could have been purchased with the deferred amount, determined by dividing the dollar value of the deferred amount by the fair market value of a share of the Company's common stock as reported in The Wall Street Journal on the effective date of the deferral. Upon payment by the Company of dividends on its common stock, the amount credited to a participant's deferred compensation account as Share Units shall be credited with an amount equal to the number of Share Units multiplied by a fraction, the numerator of which is the amount of the dividend and the denominator of which is the fair market value of a share of the Company's common stock as reported in The Wall Street Journal on the day the dividend is payable. The amount of Share Units in a participant's deferred compensation account shall be adjusted in the discretion of the Board to take into account a merger, consolidation, reorganization, recapitalization, stock split or other change in corporate structure ofor capitalization affecting the Company's common stock. At its discretion, the Board may discontinue, modify, or offer additional Investment Options.

Section 65. Period of Deferral.

A participant's Mandatory Deferrals, including Annual Deferred Share Units, will be paid sixty days after the participant's Separation From Service, which is defined as the expiration or other termination of all contracts, agreements, or arrangements under which the participant performs services for the Company, or any other company under common control with the Company, whether as a Director or other independent contractor or employee, provided that the expiration or termination constitutes a good-faith and complete termination of the contractual relationship between the participant and the Company (and all other companies under common control with the Company). Whether a

Separation From Service has occurred for purposes of this Plan will be determined in accordance with the applicable standards under Section 409A of the Internal Revenue Code of 1986, as amended (the "Code"), including § 1.409A-1(h~~).~~) ("Section 409A"). At the time a participant makes a deferral election in accordance with Section 8 and 9, the participant may elect the period of deferral for amounts attributable to the Elective Deferrals that are the subject of that election. A participant may elect to defer receipt of amounts attributable to Elective Deferrals (1) until a specified year in the future, (2) until the participant's Separation From Service, or (3) until the end of the calendar year in which the participant's Separation From Service occurs. If the participant elects alternative (1), payment will be made or commence within sixty days after the beginning of the year specified in the election; if the participant elects alternative (2), payment will be made or commence within sixty days after the participant's Separation From Service; and if the participant elects alternative (3), payment will be made or commence within sixty days after the end of the calendar year in which the participant's Separation From Service occurs. If, with respect to an Elective Deferral, a participant does not make a timely election (in accordance with Section ~~9~~8) as to the period of deferral, payment of amounts attributable to the Elective Deferral will be made or commence within sixty days after the participant's Separation From Service.

Section ~~7~~6. Form of Payment.

Mandatory Deferrals, including Annual Deferred Share Units, will be paid in shares of the Company's common stock.

At the time a participant makes a deferral election in accordance with Section 8 and 9, the participant may elect the form of payment for amounts attributable to the Elective Deferrals that are the subject of that election. A participant may elect to receive payment of amounts attributable to Elective Deferrals in either (1) a lump sum cash payment or (2) a number of annual cash installments, not more than ten, as specified by the participant. If installment payments are elected, the amount of each installment shall be equal to the balance in the participant's deferred compensation account divided by the number of installments remaining to be paid (including the installment in question). If a participant fails to make a timely election as to form of payment, payment will be made in a lump sum cash payment.

Section ~~8~~7. Death Prior to Receipt.

If a participant dies prior to receipt of any of the amounts payable pursuant to this Plan, the participant's Mandatory Deferrals, including Annual Deferred Share Units, will be paid, in shares of the Company's common stock, to the participant's beneficiary or estate, as the case may be, within sixty days after the participant's death.

At the time a participant makes a deferral election in accordance with Section ~~9~~8, the participant may elect that, in the event he or she dies prior to receipt of any of the amounts payable pursuant to this Plan, the participant's deferred compensation account attributable to Elective Deferrals will be paid to the participant's beneficiaries or estate, as the case may be, in either (1) a lump sum cash payment within sixty days following the participant's death, or (2) a number of annual cash installments, not more than ten, as specified by the participant. If the participant elects alternative (2), the initial installment payment to the beneficiaries or estate will be made sixty days after the participant's death, and the amount of each installment will be determined as provided in the third sentence of Section ~~7~~6. If payment to the participant pursuant to clause (2) of Section ~~7~~6 had commenced prior to death, the installment payments to the participant's beneficiaries or estate, as the case may be, will be made at the same time and in the same amount as installment payments would have been made to the participant had he or she survived. For purposes of this Section ~~8~~7, any amounts deferred as Share Units will be converted to Dollar Units by multiplying the number of Share Units credited to a participant's deferred compensation account on the date of his or her death by the fair market value of a share of the Company's common stock on such date as reported in The Wall Street Journal.

Section ~~9~~8. Time of Election of Deferral.

This Section ~~9~~8 governs the time for making "Deferral Elections," which include elections to make Elective Deferrals pursuant to Section ~~4~~3, elections as to the form and computation of deferred amounts pursuant to Section ~~5~~4, elections of the period of deferral pursuant to Section ~~6~~5, elections of the form of payment pursuant to Section ~~7~~6, and elections with respect to death benefits pursuant to Section ~~8~~7.

A nominee for election as a new (not returning) Director may make a Deferral Election prior to his or her election for the calendar year in which he or she is being elected, except that a person elected a new Director by the Board may make a Deferral Election within 30 days after his/her election as a Director~~,~~ (to the extent such election is compliant under Section 409A), in which event the Deferral Election shall be effective only with respect to compensation paid after the Deferral Election is made. A person then currently serving as a Director may make a Deferral Election with respect to compensation for the next succeeding calendar year no later than the preceding November 30th. This Deferral Election will be deemed to apply for each succeeding calendar year, unless (1) the participant elects, in accordance with Section ~~11~~10, to discontinue the Deferral Election or make a new Deferral Election, or (2) the election is stated, in writing, to apply only to the current calendar year.

Section ~~10~~9. Manner of Electing Deferral.

A participant may make a Deferral Election by giving written notice to the ~~Board~~Corporate Secretary's Office of the Company on a form provided by the Company, which notice shall include the amount to be deferred, the form in which the amount deferred is to be credited, ~~whether the deferral will be converted into options to purchase shares of the Company's common stock pursuant to Section 12,~~ the period of deferral and the form of payment, including the number of installments, if any.

Section ~~11~~10. Effect of Election.

A Deferral Election shall be irrevocable by the participant once the calendar year to which it applies has commenced. An election may be discontinued or modified by the participant with respect to calendar years not yet begun by notifying the ~~Board~~Corporate Secretary's Office of the Company in writing no later than November 30th of the preceding year.

Section ~~12~~11. Maximum Number of Shares.

The maximum number of shares of the Company's common stock that may be issued and distributed under this Plan ~~on or after the Effective Date~~ shall be Two Hundred Thousand (200,000) shares, subject to adjustment as provided under Section ~~5~~4, above.

Section ~~13~~12. Participant's Rights Unsecured.

The right of any participant to receive future payments under the provisions of the Plan shall be an unsecured claim against the general assets of the Company.

Section ~~14~~13. Statement of Account.

A statement will be sent to each participant each year reflecting the value of his or her deferred compensation account as of the end of the preceding year.

Section ~~15~~14. Assignability and Beneficiaries.

No right to receive payments under the Plan shall be transferable or assignable by a participant other than by will or under the laws of descent and distribution, except that a participant may designate one or more beneficiaries pursuant to the provisions of this Section. On a form to be provided by the Corporate Secretary's Office of the Company, a participant may name beneficiaries to receive any amounts to which the participant may be entitled under the Plan in the event of the participant's death. A participant may change his or her beneficiary designation from time to time in the same manner. If a participant fails to designate any beneficiary, or if no designated beneficiary is living on the date on which any payment becomes payable to the participant's beneficiaries, the payment will be payable to the participant's estate.

Section ~~16~~15. Administration.

The Plan will be administered ~~by~~under the supervision of the Board, which will have the authority to adopt rules and regulations to carry out the Plan and to interpret, construe and implement the provisions of the Plan. The Plan, as amended and restated, is intended to comply with Section 409A and will be construed accordingly. In construing or interpreting any vague or ambiguous Plan provision, the interpretation that will prevail is the interpretation that will cause the Plan to comply with the applicable standards under Code Section 409A. To the extent that any terms of the Plan would subject any participant to gross income inclusion, interest, or additional tax pursuant to Code Section 409A, ~~those terms are to that extent superseded by the applicable Section 409A standards~~the Company shall not be responsible.

Section ~~17~~16. Amendment.

This Plan may at any time or from time to time be amended, modified or terminated by the Board. No amendment, modification or termination shall, without the consent of the participant, adversely affect that participant's accruals in his or her deferred compensation account as of the date of amendment, modification or termination.

Section ~~18~~17. Governing Law.

The validity, construction, interpretation and effect of the Plan and agreements issued under the Plan shall be governed and construed by and determined in accordance with the Code, and, to the extent not in conflict, with the laws of the State of Indiana, without giving effect to the conflict of laws provisions thereof.

Section ~~19~~18. Termination Date.

The Plan shall terminate effective as of December 31, 203~~2~~2. Notwithstanding the foregoing, any Mandatory Deferrals and Elective Deferrals deferred prior to January 1, 202~~3,~~3 shall be distributed in accordance with the Plan as in effect on December 31, 203~~2~~2.

**ARTICLE V OF
RESTATED
CERTIFICATE OF INCORPORATION
OF
ZIMMER BIOMET HOLDINGS, INC.
(As Proposed to Be Amended May 14, 2021)**

ARTICLE V

**STOCKHOLDER
ACTION**

SECTION 5.01. Meetings of Stockholders

(a) Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. Except as otherwise required by law and subject to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, dissolution or winding up, special meetings of stockholders of the Corporation for any purpose or purposes may be called only by (i) the Board of Directors pursuant to a resolution stating the purpose or purposes thereof approved by a majority of the total number of Directors which the Corporation would have if there were no vacancies or unfilled newly-created directorships (the "Whole Board") or by the Chairman of the Board of Directors and any power of stockholders to call a special meeting is specifically denied."), (ii) the Chairman of the Board of Directors, or (iii) the Secretary, but in the case of this clause (iii) only if a stockholder or group of stockholders owning an aggregate net long position of at least fifteen percent (15%) of the Common Stock issued, outstanding and entitled to vote so request in writing in accordance with, and subject to, all applicable provisions of the Bylaws of the Corporation (the "Bylaws") (such request, a "Stockholder Meeting Request"). Any disposition by a requesting party after the date of the Stockholder Meeting Request of any shares of Common Stock shall be deemed a revocation of the Stockholder Meeting Request with respect to such shares. No business other than that stated in the notice shall be transacted at any special meeting of stockholders. Notwithstanding anything contained in this Restated Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least a majority of the voting power of all shares of the Corporation entitled to vote generally in the election of Directors (the "Voting Stock") then outstanding, voting together as a single class, shall be required to alter, amend, adopt any provision inconsistent with or repeal this Article V.

(b) A "net long position" shall be determined with respect to each stockholder requesting a special meeting and each beneficial owner who is directing a stockholder to act on such owner's behalf (each stockholder and owner, a "requesting party") in accordance with the definition thereof set forth in Rule 14e-4 under the Securities Exchange Act of 1934, as amended from time to time, provided that (x) for purposes of such definition, in determining such requesting party's "short position," the reference in Rule 14e-4 to "the date that a tender offer is first publicly announced or otherwise made known by the bidder to holders of the security to be acquired" shall be the record date fixed in accordance with the Bylaws to determine the stockholders entitled to deliver a written request for a special meeting, and the reference to the "highest tender offer price or stated amount of the consideration offered for the subject security" shall refer to the closing sales price of the Common Stock on the New York Stock Exchange (or such other securities exchange designated by the Board of Directors if the Common Stock is not listed for trading on the New York Stock Exchange) on such record date (or, if such date is not a trading day, the next succeeding trading day) and (y) the net long position of such requesting party shall be reduced by the number of shares as to which the Board of Directors determines that such requesting party does not, or will not, have the right to vote or direct the vote at the special meeting or as to which the Board of Directors determines that such requesting party has entered into any derivative or other agreement, arrangement or understanding that hedges or transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of such shares.

Corporate and Shareholder Information

Stock Symbol	ZBH
Exchanges	New York Stock Exchange and SIX Swiss Exchange
Shares Outstanding as of March 15, 2021	208,316,591
Headquarters	345 East Main Street, Warsaw, Indiana 46580
Company Website	www.zimmerbiomet.com
Investor Relations Website	http://investor.zimmerbiomet.com
Annual Meeting Voting Website	www.ProxyVote.com
Virtual Annual Meeting Website	www.virtualshareholdermeeting.com/ZBH2021
Transfer Agent and Dividend Reinvestment Plan Administrator	Computershare Trust Company, N.A. www.computershare.com +1-888-552-8493 (U.S.) +1-781-575-3336 (non-U.S.)